**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: April 8, 2002



## NOVA Chemicals Corporation

645, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 4G8
(Address of principal executive offices)
Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F √

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's:

1. Notice of Annual Meeting and Letter to Shareholders dated April 8, 2002;
2. Management Information Circular and form of proxy dated March 7, 2002; and
3. Annual Report for the fiscal year ended December 31, 2001

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-4740
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form F-9 #333-13824

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NOVA Chemicals Corporation**

Susan J. Wright
Vice-President and Corporate Secretary

Date: April 8, 2002

# EXHIBITS

Attached hereto are:

1. Notice of Annual Meeting and Letter to Shareholders dated April 8, 2002;
2. Management Information Circular and form of proxy dated March 7, 2002; and
3. Annual Report for the fiscal year ended December 31, 2001

**A shareholder submitting a proxy has the right to appoint a representative (who need not be a shareholder) at the Meeting other than J.M. Lipton or J.S. Mustoe. To exercise this right, insert the name of the desired representative in the blank space provided and strike out the other names, or submit another appropriate form of proxy.**

**Please deliver the completed proxy using the enclosed postage prepaid self-addressed envelope or otherwise deliver it to CIBC Mellon Trust Company, 600 The Dome Tower, 333 Seventh Avenue S.W., Calgary, Alberta, T2P 2Z1 no later than 5:00 p.m., Calgary time, on May 15, 2002.**

DATED ______________________________, 2002

______________________________
Signature of Shareholder
(Please sign your name exactly as the shares are registered)

CERTIFIED COPY of the Common Share Proxy for the Annual and Special Meeting of Shareholders to be held on May 16, 2002.

DATED at Calgary, Alberta this 8th day of April, 2002.

______________________________
S. J. Wright
Vice President and Corporate Secretary

**NOVA** Chemicals

**NOVA Chemicals Corporation**

**COMMON SHARE PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF NOVA CHEMICALS CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MAY 16, 2002.**

The undersigned holder of common shares of NOVA Chemicals Corporation ("NOVA Chemicals") hereby appoints J.M. Lipton or, failing him, J.S. Mustoe, or in their place ______________________________ (see instructions below) as proxyholder of the undersigned, to attend the Annual and Special Meeting of NOVA Chemicals (the "Meeting") to be held May 16, 2002, and any adjournment thereof; and the undersigned hereby revokes all proxies previously given. The above-named proxyholders are specifically directed to vote all common shares registered in the name of the undersigned as follows:

1. (a) ☐ TO VOTE FOR the election of the following thirteen directors of NOVA Chemicals for a term expiring not later than the close of NOVA Chemicals' 2003 annual meeting:

| | | | |
|---|---|---|---|
| J.A. Blumberg | R.E. Dineen, Jr. | J.M. Lipton | J.G. Rennie |
| F.P. Boer | L.Y. Fortier | A.M. Ludwick | J.M. Stanford |
| J. Bougie | K.L. Hawkins | J.E. Newall | J.D. Thompson |
| J.V. Creighton | | | |

**OR**

(b) ☐ TO WITHHOLD the shares represented by this proxy from the vote on the election of directors.

**A shareholder may withhold the authority to vote for any of the nominees listed in paragraph 1(a) by lining through or otherwise striking out the name of any nominee.**

2. (a) ☐ TO VOTE FOR the appointment of Ernst & Young LLP as the auditors of NOVA Chemicals and the authorization of the directors to fix their remuneration;

**OR**

(b) ☐ TO WITHHOLD the shares represented by this proxy from the vote on the appointment of auditors and the authorization of the directors to fix their remuneration.

3. (a) ☐ TO VOTE FOR the resolution to reconfirm and approve the Shareholder Rights Plan, as amended, for NOVA Chemicals as described in the Management Information Circular of NOVA Chemicals dated April 8, 2002;

**OR**

(b) ☐ TO VOTE AGAINST the resolution to reconfirm and approve the Shareholder Rights Plan, as amended, for NOVA Chemicals.

4. To take action on such other business including, without limitation, such amendments or variations to the foregoing, as may properly come before the Meeting or any adjournment thereof.

**In the absence of any specification above, this proxy will be voted for the election of each of the directors named for the term specified in this proxy, the appointment of Ernst & Young LLP as auditors and the resolution to reconfirm and approve the Rights Plan, as amended.**

**Notes:**

(1) The instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing.

(2) J.M. Lipton is President and Chief Executive Officer, and J.S. Mustoe is Senior Vice President, Legal and General Counsel, of NOVA Chemicals.

(3) If any matters not specified in this proxy should properly come before the Meeting, the persons named in this proxy will vote on such matters in accordance with their best judgement.

**NOVA** Chemicals

**J.M. LIPTON**
*President and*
*Chief Executive Officer*

**NOVA Chemicals Corporation**
P.O. Box 2518, Station M
Calgary, Alberta
Canada T2P 5C6
Offices: 645 Seventh Avenue S.W.
(403) 750-3600

April 8, 2002

Dear NOVA Chemicals Shareholder:

I am pleased to invite you to attend the annual and special meeting of the common shareholders of NOVA Chemicals Corporation to be held at The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta on May 16, 2002 commencing at 10:30 a.m. Calgary time. Enclosed with this letter are NOVA Chemicals' 2001 Annual Report, Notice of Annual and Special Meeting, Management Information Circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about NOVA Chemicals and its directors and executive officers.

At the meeting, you will be asked to vote on the regular business of electing directors and appointing auditors, and to reconfirm and approve NOVA Chemicals' Shareholder Rights Plan, as amended.

**Regardless of the number of shares you own, your vote is important. If you are unable to attend the meeting, I would appreciate you taking the time now to complete, sign, date and return the enclosed proxy form in the enclosed postage prepaid envelope, so that your shares can be voted at the meeting.**

Proxies will be counted and tabulated by CIBC Mellon Trust Company, NOVA Chemicals' transfer agent, to preserve the confidentiality of individual shareholder votes, except where a shareholder has made a written comment on the proxy form which is clearly intended for the management, as necessary to meet legal requirements, or in the event of a proxy contest.

Thank you for your participation as a shareholder in NOVA Chemicals.

Sincerely,

Jeffrey M. Lipton

NOVA Chemicals

**NOVA Chemicals Corporation**

## NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the annual and special meeting (the "Meeting") of the holders of common shares (the "Common Shares") of NOVA Chemicals Corporation ("NOVA Chemicals") will be held at The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta on May 16, 2002 at 10:30 a.m., Calgary time. At the Meeting, the following business will be conducted:

1. to receive the consolidated financial statements of NOVA Chemicals for the year ended December 31, 2001 and the reports of the management of NOVA Chemicals and of the auditors;
2. to elect directors;
3. to appoint Ernst & Young LLP as the auditors of NOVA Chemicals and to authorize the directors to fix their remuneration;
4. to reconfirm and approve NOVA Chemicals' Shareholder Rights Plan, as amended; and
5. to consider such other matters or business as may properly come before the Meeting or any adjournment thereof.

Each of these items is described in more detail in the accompanying Management Information Circular of NOVA Chemicals.

The record date for the determination of holders of Common Shares entitled to receive notice of, and to attend and vote at, the Meeting will be the close of business on March 28, 2002. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares, demand not later than 10 days before the Meeting that his or her name be included in the list of persons entitled to attend and vote at the Meeting.

By Order of the Board of Directors

SUSAN J. WRIGHT
Vice President, Legal and
Corporate Secretary

Calgary, Alberta
April 8, 2002

**TO: HOLDERS OF COMMON SHARES**

**If you are unable to attend the Meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed postage prepaid self-addressed envelope, or otherwise deliver it, to CIBC Mellon Trust Company, 600 The Dome Tower, 333 Seventh Avenue S.W., Calgary, Alberta, T2P 2Z1, for arrival no later than 5:00 p.m. Calgary time on May 15, 2002.**

# MANAGEMENT INFORMATION CIRCULAR

## GENERAL

**This Management Information Circular ("Information Circular") is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors and the management of NOVA Chemicals Corporation ("NOVA Chemicals" or the "Corporation")** for use at the annual and special meeting (the "Meeting") of the holders of NOVA Chemicals common shares (the "Common Shares") to be held on May 16, 2002 at 10:30 a.m. Calgary time at The Fairmont Palliser Hotel, Calgary, Alberta and at any adjournment thereof. Enclosed is a form of proxy for use at the Meeting. A copy of NOVA Chemicals' 2001 Annual Report, which includes the consolidated financial statements of NOVA Chemicals for the fiscal year ended December 31, 2001 to be presented to the Meeting, is also enclosed. **A copy of this Information Circular, NOVA Chemicals' Annual Information Form dated March 7, 2002 for the fiscal year ended December 31, 2001, as filed with Canadian provincial securities commissions and, under cover of an Annual Report on Form 40-F, with the United States Securities and Exchange Commission, and any interim financial statements of NOVA Chemicals subsequent to the financial statements for the year ended December 31, 2001 may be obtained by any person without charge by writing to NOVA Chemicals to the attention of its Corporate Secretary, P.O. Box 2518, Postal Station M, Calgary, Alberta T2P 5C6.**

Pursuant to the General By-Law of NOVA Chemicals, proxies must be received by CIBC Mellon Trust Company no later than 5:00 p.m., Calgary time, on May 15, 2002. Proxies may be delivered using the enclosed postage prepaid pre-addressed envelope or by otherwise delivering them to CIBC Mellon Trust Company, 600 The Dome Tower, 333 Seventh Avenue S.W., Calgary, Alberta T2P 2Z1.

It is anticipated that this Information Circular, the accompanying form of proxy and the other documents mailed herewith will be first mailed to shareholders on or about April 8, 2002. Unless otherwise stated, information contained in this Information Circular is given as at March 7, 2002. The registered office of NOVA Chemicals is located at 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8, and its telephone number is (403) 750-3600.

All financial data is presented in U.S. dollars, unless otherwise indicated.

### Revocability of Proxy

A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing by the holder of Common Shares or such holder's attorney authorized in writing and deposited either at the registered office of NOVA Chemicals at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

### Persons Making the Solicitation

This solicitation of proxies is made by and on behalf of the Board of Directors and the management of NOVA Chemicals and the costs thereof will be borne by NOVA Chemicals. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of NOVA Chemicals, who will not be specifically remunerated therefor. In addition, NOVA Chemicals has retained Georgeson Shareholder Communications Canada, TD Tower, Suite 5210, Toronto-Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 and their affiliate, Georgeson Shareholder Communications Inc., 17 State Street, New York, New York 10004, at a fee of approximately Cdn. $35,000.00 plus out-of-pocket expenses, to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

In soliciting proxies, no person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

**Exercise of Discretion**

The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the holder thereof. **In the absence of such specification, the Common Shares will be voted in favor of the election of each of the directors named for the term specified on the form of proxy, the appointment of Ernst & Young LLP as auditors and the authorization of the directors to fix the auditors' remuneration, and reconfirmation and approval of the Shareholder Rights Plan, as amended (the "Rights Plan").** The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual and Special Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this Information Circular, the Board of Directors and the management of NOVA Chemicals know of no such amendment, variation or other matter.

**Common Shares and Principal Holders Thereof**

As of March 7, 2002, NOVA Chemicals had outstanding 85,934,550 Common Shares. The closing price for the Common Shares on the Toronto Stock Exchange (the "TSE") on March 7, 2002 was Cdn. $34.32. The closing price on the New York Stock Exchange was U.S. $21.72. Each Common Share confers upon the holder the right to one vote on a ballot, if called, on each matter that may properly be brought before the Meeting.

The close of business on March 28, 2002 is the record date for the determination of holders of Common Shares entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of such shares, demand not later than 10 days before the Meeting that his or her name be included on the list of persons entitled to attend and vote at the Meeting.

The representation in person or by proxy of at least 10% of the outstanding Common Shares is necessary to provide a quorum for the Meeting. The election of directors, the confirmation of the appointment of Ernst & Young LLP and the resolution to reconfirm the Rights Plan require the majority of the votes cast, in person or by proxy, by holders of Common Shares.

As at March 7, 2002, no person or company, to the knowledge of the directors or senior officers of NOVA Chemicals, beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

## BUSINESS OF THE MEETING

At the Meeting, the 2001 audited financial statements will be presented to the holders of Common Shares. Holders of Common Shares will be asked to vote on the election of directors, the appointment of auditors and the reconfirmation and approval of the Rights Plan as amended.

## ELECTION OF DIRECTORS

NOVA Chemicals' Articles of Amalgamation (the "Articles") currently provide for the Board of Directors to consist of a minimum of 10 directors and a maximum of 20 directors. The number of directors currently in office is 13. The information given herein with respect to each director is based upon information furnished to NOVA Chemicals by each director.

In accordance with the Articles and the General By-Law of NOVA Chemicals, the Board of Directors has determined that 13 directors are to be elected at the Meeting by the holders of Common Shares. The term of office proposed for each nominee for election as director is a term of one year expiring at NOVA Chemicals' 2003 annual meeting or until a successor is elected or appointed.

The nominees for election as directors of NOVA Chemicals are J. A. Blumberg, F. P. Boer, J. Bougie, J. V. Creighton, R. E. Dineen, Jr., L. Y. Fortier, K. L. Hawkins, J. M. Lipton, A. M. Ludwick, J. E. Newall, J. G. Rennie, J. M. Stanford and J. D. Thompson. Each person nominated for election at the Meeting is currently a director of NOVA Chemicals.

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of guidelines for effective corporate governance (the "TSE Report"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The guidelines have been adopted by the TSE.

The TSE Report paid a great deal of attention to the composition and independence of corporate boards. An "unrelated" director, under the TSE Report, is a director who is free from any interest and any business or other relationship which would, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests arising from shareholding. In defining an unrelated director, the TSE Report placed emphasis on the ability of a director to exercise objective judgment, independent of management. The TSE Report also made an informal distinction between inside and outside directors. The TSE Report considers an inside director to be a director who is an officer or employee of the corporation or any of its affiliates.

On a rigorous application of these definitions, 12 of NOVA Chemicals' 13 proposed directors are both unrelated and outside directors. Mr. Lipton (NOVA Chemicals' President and Chief Executive Officer) is the only Board member who could be considered a related or inside director.

Identified below, in alphabetical order, is the name of each person who is a nominee for election as a director of NOVA Chemicals, the period during which each has served as a director of NOVA Chemicals, the principal occupation (including all positions currently held with NOVA Chemicals) and certain other directorships held by each director. Each director has held his or her present principal occupation or executive position with the same or associated firms for the past five years except as set forth below. Proxies in favor of the persons named in the accompanying form of proxy will be voted in favor of the election of each of the 13 nominees for election as directors. The Board of Directors and management do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Where used below in descriptions of past association, "NOVA Chemicals" means NOVA Chemicals since July 2, 1998, NOVA Corporation between April 28, 1994 and July 2, 1998 and NOVA Corporation of Alberta prior thereto. As part of a Plan of Arrangement (the "Arrangement") between NOVA Corporation ("NOVA") and TransCanada PipeLines Limited ("TransCanada") completed on July 2, 1998, NOVA was split off as a separate corporation to carry on the chemicals business formerly carried on by NOVA. On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA, and the resulting corporation adopted the name NOVA Chemicals Corporation.



*Standing from left to right: Kerry Lloyd Hawkins; Robert Emmet Dineen, Jr.; Louis Yves Fortier, C.C., Q.C.; Dr. Frank Peter Boer; Jacques Bougie, O.C.; Arnold Martin Ludwick; James Mark Stanford; and Joseph Dale Thompson*

*Seated from left to right: Joanne V. Creighton; Jeffrey Marc Lipton; James Malcolm Edward Newall, O.C.; Janice Gaye Rennie, F.C.A.; and Jerald Allen Blumberg*

**Jerald Allen Blumberg** of Houston, Texas has been a director of NOVA Chemicals since February 15, 2000. He is Past President and Chief Executive Officer of Ambar, Inc., a private oilfield services company. Prior to January, 1998 Mr. Blumberg held various international and management positions with E.I. DuPont De Nemours & Company, Inc., most recently as an Executive Vice President and member of the Office of the Chief Executive. He is a director of Burlington Industries, Inc., The Lubrizol Corporation, Rentmaker and iServiceX.com.

**Dr. Frank Peter Boer** has been a director of NOVA Chemicals since February 21, 1991. He resides in Boynton Beach, Florida. He is President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology, consulting and investments. Prior to 1996 he was Executive Vice President and Chief Technical Officer of W.R. Grace & Co. He is a professor in the School of Management at Yale University and is a director of Ensco, Inc. and Rhodes Technologies. He is a member of the National Academy of Engineering and a past president of the Industrial Research Institute. Dr. Boer holds an AB in Physics from Princeton University and a PhD in Chemical Physics from Harvard University.

**Jacques Bougie, O.C.** has been a director of NOVA Chemicals since June 14, 2001. He resides in Iles-des-soeurs, Quebec and he is Past President and Chief Executive Officer of Alcan Inc. Mr. Bougie held numerous other senior positions within Alcan beginning in 1979 until his retirement in 2001. Mr. Bougie has previously served on the Boards of the Royal Bank of Canada, Bell Canada and BCE Mobile Communications, Inc.

**Joanne V. Creighton** has been a director of NOVA Chemicals since June 14, 2001. She resides in South Hadley, Massachusetts and is President and Professor of English of Mount Holyoke College. Prior to January 1996, Ms. Creighton was Interim President and Professor of English of Wesleyan University. She is the Director of Five Colleges, Inc. and of the Economic Council of Western Massachusetts, Chair of the Massachusetts State Selection Committee for the Rhodes Scholarship Trust and a member of the Executive Committee of the Association of Independent Colleges and Universities in Massachusetts.

**Robert Emmet Dineen, Jr.** has been a director of NOVA Chemicals since July 2, 1998. He resides in New York, New York and is a partner of Shearman & Sterling, Attorneys-at-Law, New York, New York. Mr. Dineen is a director of Manulife Financial Corporation and Resources for Children With Special Needs, Inc.

**Louis Yves Fortier, C.C., Q.C.** has been a director of NOVA Chemicals since July 2, 1998. He resides in Westmount, Quebec and is Chairman and a senior partner of Ogilvy Renault, Barristers and Solicitors, Montreal, Quebec. He is also Governor and director of Hudson's Bay Company and a director of DuPont Canada Inc., Northern Telecom Limited, the Royal Bank of Canada and Groupe TVA Inc.

**Kerry Lloyd Hawkins** has been a director of NOVA Chemicals since July 2, 1998. He resides in Winnipeg, Manitoba and is President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited. He is Chairman of Prince Rupert Grain, Saskferco Products Inc. and Cascadia Terminal. He is also Founding Chairman of the Business Council of Manitoba, and a director of TransCanada PipeLines Limited, Shell Canada Limited, Hudson's Bay Company, Canadian Council of Chief Executives, C.D. Howe and Chamber of Maritime Commerce.

**Jeffrey Marc Lipton** has been a director of NOVA Chemicals since April 18, 1996. He is President and Chief Executive Officer of NOVA Chemicals and resides in Pittsburgh, Pennsylvania. Prior to July 1998, he was President of NOVA Corporation and President and Chief Executive Officer of NOVA Chemicals Ltd. He is a director and member of the executive of certain subsidiaries and affiliates of NOVA Chemicals, Chairman of the Board of Methanex Corporation and Trimeris, Inc., director and member of the Executive Committee of the American Chemistry Council, and the Canadian Council of Chief Executives and a director of Hercules Incorporated.

**Arnold Martin Ludwick** of Montreal, Quebec has been a director of NOVA Chemicals since February 15, 2000. He is Deputy Chairman of Claridge Inc. and prior to 1999 was President and Chief Executive Officer of Claridge and Vice President of The Seagram Company Ltd. Mr. Ludwick is a Trustee of the Charles Rosner Bronfman Family Trust.

**James Malcolm Edward (Ted) Newall, O.C.** has been a director of NOVA Chemicals since August 13, 1991. He is Chairman of NOVA Chemicals and, prior to July 2, 1998, was Vice Chairman and Chief Executive Officer of NOVA Corporation. He resides in Calgary, Alberta and is a director of BCE Inc., Alcan Inc., the Royal Bank of Canada, Maple Leaf Foods, Canadian Pacific Railway Ltd., McCain Capital Corporation and Bell Canada.

**Janice Gaye Rennie, F.C.A.** has been a director of NOVA Chemicals since April 23, 1991 and resides in Edmonton, Alberta where she is Principal of Rennie & Associates. Prior to January 1999, she was President of Research Technology Management Inc. Prior to April 1997, she was a business consultant and advisor. Prior to 1996, she was President of Bellanca Developments. She is Vice-Chair of EPCOR Utilities Inc. (formerly Edmonton Power), a director of Tire-Ex Supply Ltd. and Rocky Mountain Air Compressors Ltd. and Advisory Board Member Weldwood of Canada Limited. She is also a Trustee of Canadian Hotel Income Properties.

**James Mark Stanford** has been a director of NOVA Chemicals since December 3, 1999 and resides in Calgary, Alberta. He is President and director of Stanford Resource Management, Inc. During the year 2000 he was Chairman of Petro-Canada. Prior to January 2000, Mr. Stanford was President and Chief Executive Officer of Petro-Canada. Mr. Stanford is a director of Inco Limited, Omers Resources, Sunfire Energy Corp., B.C. Gas Inc., PanCanadian Energy and Chairman of the Foundation for Sustainable Development Technology in Canada.

**Joseph Dale Thompson** has been a director of NOVA Chemicals since July 2, 1998. He resides in Edmonton, Alberta and is Chairman of PCL Construction Group Inc. Prior to July 1998, Mr. Thompson was Chairman, President and Chief Executive Officer of PCL Construction Group Inc. He is also a director of TransCanada PipeLines Limited, Shana Corporation, CFE Industries Inc., Jonan Enterprises Ltd., PCL Construction Group Inc., PCL Employee Holdings Ltd. and Eleven Engineering Inc.

## BOARD OF DIRECTORS

The Board of Directors is responsible for managing the business and affairs of NOVA Chemicals. It establishes the overall policies and standards for NOVA Chemicals. The directors are kept informed of NOVA Chemicals' operations at meetings of the Board and its Committees and through reports and analyses prepared by and discussions with management.

The Board of Directors meets on a regularly scheduled basis. In addition, communications between the directors and management occur apart from regularly scheduled Board and Committee meetings.

## COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established four standing Committees of the Board and has delegated certain responsibilities to each of those Committees. Each Committee has been mandated to perform certain advisory functions, make recommendations and report to the Board.

The Board of Directors does not have an Executive Committee. The four standing Committees of the Board of Directors are the Corporate Governance Committee, the Audit, Finance and Risk Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee. A brief summary of the Committee mandates follows, together with proposed membership assuming election of each Committee member as a director.

The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board of Directors and recommends to the Board nominees for election or appointment to the Board. In addition, this Committee is responsible for maintaining an effective working relationship between the Board of Directors and management of NOVA Chemicals. The Corporate Governance Committee will be composed of Messrs. Newall (Chairman), Blumberg, Bougie, Dineen, Fortier and Stanford.

The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, the system of internal accounting and financial controls and procedures and NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt securities; oversees the policies and practices of NOVA Chemicals relating to risk management strategies; recommends to the Board of Directors of NOVA Chemicals the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; is responsible for the proper and orderly funding, administration and investment of the trust funds associated with NOVA Chemicals' savings and profit sharing plans and pension plans; and reviews with management and reports to the Board on the financing plans and objectives of NOVA Chemicals. The Audit, Finance and Risk Committee will be composed of Messrs. Hawkins (Chairman), Dineen, Ludwick, Newall (ex-officio) and Thompson and Mrs. Rennie.

The Human Resources Committee of the Board is responsible for overseeing policies and practices of NOVA Chemicals with respect to its human resources. The Committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation, recommends awards under the Option Plan and is responsible for the proper and orderly administration of NOVA Chemicals' savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans' trust funds. The Human Resources Committee will be composed of Messrs. Stanford (Chairman), Blumberg, Hawkins, Newall (ex-officio), Dr. Boer and Mrs. Creighton.

The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationship with all of its stakeholders. The Public Policy and Responsible Care Committee will be composed of Dr. Boer (Chairman), Messrs. Bougie, Fortier, Ludwick, Newall (ex-officio) and Thompson and Mmes. Creighton and Rennie.

In December 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy. The Technology Advisory Committee consists of two directors of NOVA Chemicals, Dr. Boer and Mr. Blumberg (Co-chairs); Mr. Chris Pappas, Senior Vice President and President, Styrenics of NOVA Chemicals; Mr. Paul Clark (Co-chair), Vice President, Research and Technology of NOVA Chemicals; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and two world-class research scientists, Dr. Musa Kamal, Professor, McGill University, and Dr. Kurt Zilm, Professor, Yale University.

## BENEFICIAL OWNERSHIP OF SECURITIES

The table below sets forth, as at March 7, 2002, information as to Common Shares of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed, including options to acquire such shares exercisable within 60 days of March 7, 2002, by each director of NOVA Chemicals standing for election, as provided to NOVA Chemicals by such persons. The total number of Common Shares owned collectively by the current directors and executive officers is also shown.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership (1) (2) (3) (4) | Title of Class |
|---|---|---|
| Jerald A. Blumberg | 9,072 | Common Shares |
| Dr. F. Peter Boer | 22,508 | Common Shares |
| Jacques Bougie | 2,100 | Common Shares |
| Joanne V. Creighton | 2,974 | Common Shares |
| Robert E. Dineen, Jr. | 24,882 | Common Shares |
| L. Yves Fortier | 13,619 | Common Shares |
| Kerry L. Hawkins | 17,577 | Common Shares |
| Jeffrey M. Lipton | 825,101(5) | Common Shares |
| Arnold M. Ludwick | 17,950 | Common Shares |
| J. E. (Ted) Newall | 441,865 | Common Shares |
| Janice G. Rennie | 19,141 | Common Shares |
| James M. Stanford | 8,950 | Common Shares |
| Joseph D. Thompson | 22,195 | Common Shares |
| All current directors and executive officers as a group (20 persons) | 2,704,524(5) | Common Shares |

Notes:

(1) Other than as described in note (5) below, these shares are subject to the sole voting and investment power of their beneficial owners.

(2) Each director's holdings represents less than 1% of the outstanding Common Shares and all current directors, as a group, hold approximately 1.66% of the outstanding Common Shares.

(3) Includes for Mr. Lipton, 634,681 Common Shares, for Mr. Newall 40,900 Common Shares, for each of Dr. Boer and Mrs. Rennie 16,700 Common Shares, for each of Messrs. Blumberg, Ludwick and Stanford 7,950 Common Shares, for each of Messrs. Dineen, Fortier, Hawkins and Thompson 12,550 Common Shares and for each of Mr. Bougie and Mrs. Creighton 2,100 Common Shares, each which may be acquired pursuant to options which are exercisable within 60 days of March 7, 2002. Includes for executive officers (excluding Mr. Lipton) 1,111,868 Common Shares which may be acquired pursuant to options which are exercisable within 60 days of March 7, 2002.

(4) The trust funds associated with NOVA Chemicals' pension plans are administered by the Audit, Finance and Risk Committee, composed of Mrs. Rennie and Messrs. Dineen, Hawkins, Ludwick, Newall (ex-officio) and Thompson. The foregoing information regarding the beneficial ownership of Common Shares does not include any Common Shares held by the trustee for such pension plans and over which the Audit, Finance and Risk Committee has assumed no investment or voting control.

(5) Excludes for Mr. Lipton, who may be deemed to have, but disclaims, beneficial ownership of 5,300 Common Shares, which are held by his spouse, who exercises sole voting and investment power over such Common Shares.

### Shareholding Guidelines

NOVA Chemicals has established minimum share ownership guidelines for the members of the Board of Directors and management. The guidelines were adopted in July, 1998 to encourage key employees and directors to align their interests closely with those of other shareholders. Under these guidelines the Chief Executive Officer ("CEO") is encouraged to hold NOVA Chemicals Common Shares valued at four times his annual base salary, directors are encouraged to hold Common Shares valued at three times their annual retainer, senior executive officers are encouraged to hold Common Shares valued at two times their annual base salary and other executives at one-half times their annual base salary. No financial assistance is provided by NOVA Chemicals in achieving these guidelines. The eight current members of the senior management team in aggregate hold 355,142 Common Shares and 314,346 deferred share units ("DSUs"). DSUs are not Common Shares, but are equal in value to Common Shares (see "Report of the Human Resources Committee — Deferred Share Unit Plan").

The following table sets forth, as at March 7, 2002 the number of Common Shares and DSUs of NOVA Chemicals beneficially owned, directly or indirectly, or controlled or directed (excluding options to acquire such shares) by the CEO and each of NOVA Chemicals' four other most highly compensated executive officers (the Named Executive Officers, or "NEOs") during the financial year ended December 31, 2001, other than D. W. Boivin, who retired as Senior Vice President and President, Olefins/Polyolefins on December 31, 2001.

| Name of Beneficial Owner | Amount (1) | Amount |
|---|---|---|
| J. M. Lipton | 190,420 Common Shares | 153,916 DSUs |
| J. S. Mustoe | 22,191 Common Shares | 27,296 DSUs |
| C. D. Pappas | 15,014 Common Shares | 7,458 DSUs |
| A. T. Poole | 51,333 Common Shares | 44,321 DSUs |

Note:

(1) Excludes for J. M. Lipton, who may be deemed to have, but disclaims, beneficial ownership of 5,300 Common Shares, which are held by his spouse, who exercises sole voting and investment power over such Common Shares.

## APPOINTMENT OF AUDITORS

It is proposed that Ernst & Young LLP, Chartered Accountants, be appointed to act as auditors of NOVA Chemicals for the current year. Ernst & Young LLP have served as auditors of NOVA Chemicals or its predecessors since 1956. Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they wish to do so. They will also be available to respond to appropriate questions.

## RIGHTS PLAN

Shareholders will be asked to reconfirm and approve the NOVA Chemicals' Rights Plan, as amended and restated. The Rights Plan, which shareholders adopted on May 14, 1999, provides that shareholders must reconfirm the Rights Plan at the third and sixth annual meeting following its initial adoption. The Rights Plan, as amended and restated, must be approved by more than 50% of the votes cast at the Meeting by shareholders present or voting by proxy. As part of this reconfirmation process, the Board is recommending that shareholders approve certain minor amendments designed to ensure that the Rights Plan remains consistent with the latest generation of Canadian rights plans. In preparing the proposed amended and restated version of the current rights plan (the "amended and restated Rights Plan"), consideration was given to: (i) developments in shareholder rights plans since the current rights plan was ratified by shareholders in May 1999, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The amended and restated Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid.

**The Board of Directors has determined that the amended and restated Rights Plan is in the best interests of NOVA Chemicals and its shareholders. The Board of Directors unanimously recommends that the shareholders vote to reconfirm and approve the amended and restated Rights Plan.**

### Purpose of the amended and restated Rights Plan

The amended and restated Rights Plan is designed to give NOVA Chemicals' shareholders sufficient time to properly assess a take-over bid without undue pressure and to give NOVA Chemicals' Board of Directors time to consider alternatives designed to allow NOVA Chemicals' shareholders to receive full and fair value for their NOVA Chemicals Common Shares. Additionally, the amended and restated Rights Plan is designed to provide shareholders of NOVA Chemicals with equal treatment in a take-over bid. The desire to ensure that NOVA Chemicals is able to address unsolicited take-over bids for its issued and outstanding Common Shares during the term of the amended and restated Rights Plan stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Since the adoption of a rights plan by NOVA Corporation in 1994, (which in 1998 became the NOVA Chemicals rights plan following the Arrangement between NOVA Chemicals and TCPL) shareholder rights plans have been adopted by numerous Canadian companies and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities and the views of third party commentators. The proposed amended and restated Rights Plan reflects this evolution. For purposes of this summary, the proposed amended and restated Rights Plan is referred to as the Rights Plan.

### Amendments to Rights Plan

The proposed amendments to the Rights Plan are limited in number and effect. The amendments include changes to the definition of permitted "Lock-Up Agreements". The definition provides that persons who have entered into an agreement to tender their shares to a particular takeover bid must be allowed to withdraw their shares in order to tender them to an offer which provides for an offer price which exceeds the original offer price by a specified percentage. The amended definition of a "Lock-Up Agreement" now also makes clear that a person must be allowed to withdraw shares in order to tender them to an offer which provides for the purchase of a number of shares that exceeds the number of shares to be purchased under the original offer by more than a specified percentage. In addition, the amended definition of "Lock-Up Agreement" clarifies that such an agreement may provide for break up fees within certain specified parameters.

### Summary of the Rights Plan

The following is a summary of the principal terms of the amended and restated Rights Plan which is qualified in its entirety by reference to the text of the amended and restated Rights Plan. Copies of the complete NOVA Chemicals amended and restated Rights Plan are available from the Corporate Secretary of NOVA Chemicals at 645 Seventh Avenue S.W., Calgary, Alberta, T2P 4G8.

*Term*

The effective time of the Rights Plan (the "Effective Time") was the close of business on May 10, 1999. The Rights Plan will remain in effect until the close of business on the tenth anniversary of the Effective Time.

*Rights Exercise Privilege*

The Rights will trigger (i.e. separate from the NOVA Chemicals Common Shares) and will be exercisable ten days after a person (an "Acquiring Person") has acquired 20% or more of, or commences or announces a take-over bid for, NOVA Chemicals' outstanding Voting Shares (defined to include the Common Shares and any other shares that NOVA Chemicals may issue that carry voting rights), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the NOVA Chemicals Voting Shares is referred to as a "Flip-in Event". When a Flip-in Event occurs each Right becomes a right to purchase from NOVA Chemicals, upon exercise thereof in accordance with the terms of the agreement governing the Rights Plan (the "Rights Plan Agreement"), that number of NOVA Chemicals Common Shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price (the "Exercise Price") for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the Rights Plan Agreement). For example, if at that time the Exercise Price is $200 and the Common Shares have a market price of $50, the holder of each Right would be entitled to receive $400 in market value of Common Shares (8 Common Shares) for $200, i.e., at a 50% discount.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Any take-over bid other than a Permitted Bid or a Competing Permitted Bid will be prohibitively expensive for the Acquiring Person. The Rights Plan is therefore designed to require any person interested in acquiring more than 20% of the NOVA Chemicals Voting Shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the NOVA Chemicals Voting Shares.

Prior to the Rights being triggered, they will have no value and will have no dilutive effect on the NOVA Chemicals Common Shares.

*Permitted Bid Requirements*

The Permitted Bid requirements include the following:

(i) the take-over bid must be made by way of a take-over bid circular;

(ii) the take-over bid must be made to all NOVA Chemicals' shareholders;

(iii) the take-over bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Voting Shares held by the shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

(iv) the Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up or paid for; and

(v) if more than 50% of the Voting Shares held by Independent Shareholders are tendered pursuant to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

Accordingly, the Rights Plan permits a partial bid to qualify as a Permitted Bid, provided that it satisfies the conditions set out above. The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

*Waiver*

The Board of Directors, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all shareholders. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for NOVA Chemicals made by a take-over bid circular to all shareholders prior to the expiry of any other take-over bid for which the Rights Plan has been waived.

*Board of Directors*

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of NOVA Chemicals. The Board will continue to have the duty and power to take such actions and make such recommendations to shareholders of NOVA Chemicals as are considered appropriate.

*Exemptions for Investment Advisors*

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators of registered pension plans, and crown agents acquiring greater than 20% of the Common Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

## REPORT ON EXECUTIVE COMPENSATION

### Report on Executive Compensation in U.S. Dollars

Unless otherwise specified, all executive compensation amounts are expressed in U.S. dollars. The average exchange rates for 2001, 2000 and 1999 were $1.00 Canadian = $.6478 U.S., $.6748 U.S. and $.6705 U.S., respectively. Amounts that were paid in Canadian dollars are stated in U.S. dollars using the appropriate average exchange rate.

### Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. As at December 31, 2001, it was composed of Mr. Stanford (Chairman), Messrs. Blumberg, Hawkins, Newall (ex-officio), and Dr. Boer. The Chairman of the Committee has direct access to NOVA Chemicals' external consultants on compensation and human resources matters. None of the members of the Committee, except Mr. Newall, is or was formerly an officer or employee of NOVA Chemicals or any of its subsidiaries. Mr. Newall was the CEO of NOVA from September, 1991 to June, 1998 and is now paid a consulting fee by NOVA Chemicals in respect of his duties as Chairman of the Board. See "Compensation of Directors".

## REPORT OF THE HUMAN RESOURCES COMMITTEE

*The Human Resources Committee's mandate includes all executive compensation matters. NOVA Chemicals' executive compensation policies are designed to provide competitive compensation to enable NOVA Chemicals to attract and retain executives that will make significant contributions to NOVA Chemicals' annual and long term goals.*

*The major elements of the executive compensation program are base salary, annual performance incentives, long term incentives through the granting of stock options or equity appreciation units and non-cash compensation. The Human Resources Committee annually monitors comparative total compensation information to ensure that target levels of overall compensation are competitive with similar North American commodity chemical organizations. In any particular year, NOVA Chemicals' executive officers may be paid more or less than executive officers at comparable organizations depending on corporate and business unit performance, and individual and team contributions.*

*Base Salaries*

*Base salaries for all executive officers are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through annual comparative salary surveys of 7 to 12 North American commodity chemical organizations of similar complexity to NOVA Chemicals and is set at approximately the median of the survey group. Individual salaries within a range are determined by that officer's contribution to NOVA Chemicals. There will be no adjustments to base salaries of executive officers for 2002 because of the current economic conditions in the chemical industry.*

*Mr. Lipton's base salary was established by contract when he was hired in 1994 (see "Employment Contracts"). In 1998 it was determined, based on a competitiveness survey, that a market adjustment was required to maintain the competitiveness of Mr. Lipton's base salary in his new role as President and CEO of a commodity chemical company. In 2001, Mr. Lipton's base salary was $900,000 and in light of the economic downturn experienced in the chemical industry during 2001, there will be no adjustment to Mr. Lipton's base salary for 2002.*

*Non-Cash Compensation*

*Non-cash compensation includes employee benefits, perquisites and vacations. NOVA Chemicals' non-cash compensation programs are designed to approximate the average of North American commodity chemical organizations. Non-cash compensation is monitored annually. Mr. Lipton does not receive any non-cash compensation that is different from that received by other executive officers, other than as described under "Supplementary Pension Agreements" and "Employment Contracts".*

*Management Incentive Plan*

*The Management Incentive Plan is designed to recognize the contributions to corporate and business results of executive officers and senior managers. The Management Incentive Plan constitutes a significant part of compensation. This plan provides for annual cash awards based on corporate and business unit performance, and team and individual contributions to NOVA Chemicals' results, measured against objectives which are determined at the beginning of each calendar year. As the executive's responsibility level increases, the Management Incentive Plan represents an increasing portion of total compensation.*

*The guiding principle of the plan is to achieve a total compensation position, including base salary and management incentive target award, in a range between the 50th and 75th percentile of similar organizations if performance objectives, as approved by the Board of Directors, are achieved.*

*Management Incentive Plan awards are based on four components:*

*(a) corporate performance - based on the achievement of net operating income and controllable cost goals;*

*(b) business unit performance - based on the achievement of business related objectives, objectives such as financial targets, improvement in environment, health and safety performance, customer service, operating performance, or other specific objectives;*

*(c) team contribution - based upon the achievement of specific team objectives; and*

*(d) individual contribution - based upon the achievement of specific individual objectives.*

*A target incentive award, based on each participant's level of responsibility, is set and communicated to each participant at the beginning of each year. For members of management with direct responsibility for one of NOVA Chemicals' businesses, target awards are weighted 20% on individual contribution, 50% on business results and 30% on corporate results. The 80% weighting factor for corporate and business results is split depending on the focus of the executive's position. For members of management with corporate responsibilities, other than the CEO, who do not have direct responsibility for one of NOVA Chemicals' businesses, the weighting factor is 30% corporate performance, 50% team contribution and 20% individual contribution. The weighting factor for the CEO is 50% net operating income and 50% individual contribution.*

*The actual incentive award paid each year, if any, is determined with reference to achievements in the components set out above. If minimum performance levels are not reached, no incentive is payable. If target* *performance levels are reached, the target incentive award is payable. Provision is made in the plan to pay incentives in excess of the target award, to a maximum established by the Board, if performance in a year is exceptional. The factor by which the incentive award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.*

*In administering the plan, the Human Resources Committee may use its judgment in varying the amounts payable to executives. Prior to January 1, 2001, Management Incentive awards were not taken into account for the purpose of calculating pension or other benefits. Effective January 1, 2001, Management Incentive awards are considered for the purpose of calculating U.S. pension benefits for senior U.S. executives.*

*The Management Incentive award for Mr. Lipton is based on the terms of the Management Incentive Plan, making him eligible in 2001 for an incentive of 80% of base salary if target is achieved and up to 200% if it is significantly exceeded. On that basis, the Management Incentive award for service in 2001 was calculated at 86% of target based on 0% achievement of corporate objectives and 171% achievement of individual performance objectives. Mr. Lipton elected to contribute all of this award to the Deferred Share Unit Plan (see "Report of the Human Resources Committee — Deferred Share Unit Plan").*

***Option Plan***

*The purpose of the Option Plan is to provide incentive to employees, including key employees such as the CEO and each of the NEOs, to: (a) align management interests with those of the shareholders; (b) contribute to growth of shareholder value; (c) produce improvement in operating results; (d) remain as employees; and (e) become the owners of Common Shares.*

*One objective of the Option Plan is to provide compensation to key employees at a competitive level with other comparable North American organizations and to align the interests of management more closely with those of shareholders as the result of the efforts of employees in generating growth in Common Share value. Key employees have significant ownership positions in NOVA Chemicals' Common Shares (see Shareholding Guidelines).*

*Annual reviews are conducted to ensure that NOVA Chemicals' Option Plan is comparable to similar North American commodity chemical companies. Options are granted to key employees by the Board on the recommendation of the Human Resources Committee for the purchase of a set number of Common Shares at an exercise price equal to the closing price of the Common Shares on the TSE on the date of grant. Each option may be exercised over a 10 year period and options generally vest as to one-quarter at the date of grant and an additional one-quarter per year for the next three years. Alternate vesting, up to full vesting at the date of grant, may be granted at the Board's discretion.*

*The number of options granted to each key employee, including executive officers, is determined by a formula based on base salary and levels of responsibility and is adjusted with reference to the relative performance of such employee. The criteria used for making such adjustments in respect of grants to executive officers are: (a) the relative level of achievement of the executive officer; (b) the level of responsibility of each executive officer; (c) whether or not the executive officer has been given additional responsibilities; (d) the number of Common Shares under options then held by the executive officer; and (e) the competitiveness of the grants with similar organizations.*

*In 2000, NOVA Chemicals amended its Option Plan to increase the number of shares reserved for issuance under the Option Plan from 9 million to 13 million. The Option Plan was also amended to provide that all options include share appreciation rights and to give the Board the discretion to grant share appreciation rights. The share appreciation rights entitle the optionholder to receive a number of Common Shares equal to the appreciation value of the options from the date of grant to the exercise date. In addition, the Option Plan was amended to give the Board the discretion upon the exercise of a share appreciation right, to have U.S. optionholders receive cash in lieu of Common Shares.*

*Since 2000, Mr. Lipton has not been granted options but was awarded units under the Equity Appreciation Plan (see "Report of the Human Resources Committee — Equity Appreciation Plan").*

*In July 1998, NOVA Chemicals granted, for the first time, options to every permanent NOVA Chemicals' employee who was not otherwise eligible to participate in the Option Plan. The main objective of this grant was to encourage all employees to align their interests with NOVA Chemicals' efforts to build value for shareholders. The* *options were granted for the purchase of 100 Common Shares at an exercise price equal to the closing price of the Common Shares on the TSE on the date of the grant. Each of these options vests one year after the date of grant and may be exercised over a 10 year period. In March 1999, February 2000 and March 2002, similar grants were awarded to individuals who became NOVA Chemicals' employees after July, 1998 and would not otherwise receive stock options under the key employee program.*

***Equity Appreciation Plan***

*In February 2000, NOVA Chemicals adopted the Equity Appreciation Plan, the purpose of which is to align the interests of key employees with those of shareholders and to provide compensation that is competitive with other comparable North American organizations.*

*The Equity Appreciation Plan has similar terms with respect to valuation, vesting and expiry dates as the Option Plan. The redemption price of a unit is determined by the closing price of the Common Shares on the TSE on the date of grant. Each unit may be redeemed for cash over a ten year period and vests as to one-quarter on the date of grant and an additional one-quarter per year for the next three years. The value of a unit on the redemption date is the difference between the price of the Common Shares on the TSE on that date and the redemption price.*

*The number of units granted to a key employee is determined by the Board on the recommendation of the Human Resources Committee. The Human Resources Committee, in determining the number of units to award, considers the competitive level of the key employees' compensation and the same formula and criteria used for determining option awards (see above).*

*In February 2001, Mr. Lipton was awarded 345,500 units under the Equity Appreciation Plan and in March 2002 he was awarded 375,000 units under this plan.*

***Deferred Share Unit Plan***

*NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan ("DSUP") in 1999 as a means to further link the interest of officers (and directors, see "Compensation of Directors") to the creation of shareholder value.*

*Under the DSUP, key employees, such as the CEO and the NEOs, may elect prior to the relevant performance period, on an annual basis, to receive all or a portion of their Management Incentive Payment in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the Management Incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend is declared on Common Shares the value of the dividend will be added, as full or part units, to the DSUP accounts of the key employees. The DSUs are not Common Shares and do not carry rights of Common Shares.*

*Individuals must hold the DSUs until they are no longer an employee or director of NOVA Chemicals. At such time, unless it is not practicable or feasible to do so, NOVA Chemicals will cause to have purchased on the open market, a number of Common Shares equivalent to the value of the DSUs in the Key Employee's DSUP account less applicable withholding taxes (at ordinary income tax rates) for the key employee.*

*Regulatory approval for the DSUP was received in April 1999 and since that time Mr. Lipton has elected to participate in the DSUP. He received 32,595 DSUs based on a Management Incentive award of $615,600 for his strong leadership of NOVA Chemicals' in 2001. Based on NOVA Chemicals' Common Share price of U.S. $19.27 on the New York Stock Exchange on December 31, 2001, the value of his total DSU account as at that date was $2,958,498.*

*BY THE HUMAN RESOURCES COMMITTEE*

*J.M. Stanford (Chairman)*
*J.A. Blumberg*
*F.P. Boer*
*K.L. Hawkins*
*J.E. Newall (ex-officio)*

## Compensation of Officers

The following table sets forth the compensation paid by NOVA Chemicals to the CEO and the NEOs, in each case in respect of the fiscal years ended December 31, 2001, 2000 and 1999.

**SUMMARY COMPENSATION TABLE**

(Columns reflect U.S. dollars except Options column which reflects number of Common Shares under option)

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary (1) | Management Incentive Plan Payments (2) | Other Annual Compensation (3) | Securities Under Options/SARs Granted (4) | Restricted Shares or Restricted Share Units (6) | LTIP Payouts (7) | All Other Compensation (8) |
| J. M. Lipton President & CEO | 2001 | 900,000 | N/A | N/A | 345,500(5) | 32,595 | N/A | 104,400 |
| | 2000 | 674,700 | N/A | N/A | 288,000(5) | 51,822 | N/A | 191,647 |
| | 1999 | 674,300 | N/A | N/A | 279,000 | 67,007 | N/A | 239,975 |
| D. W. Boivin(9) Senior Vice President | 2001 | 360,000 | N/A | N/A | 79,000 | 7,411 | N/A | 41,500 |
| | 2000 | 361,000 | N/A | N/A | 64,500 | 14,389 | N/A | 152,500 |
| | 1999 | 345,000 | N/A | N/A | 67,000 | 16,467 | N/A | 50,957 |
| J. S. Mustoe Senior Vice President | 2001 | 300,000 | N/A | N/A | 49,500 | 9,285 | N/A | 55,000 |
| | 2000 | 230,000 | N/A | N/A | 38,000 | 6,903 | N/A | 140,000 |
| | 1999 | 191,000 | N/A | N/A | 34,500 | 10,729 | N/A | 29,000 |
| C. D. Pappas(10) Senior Vice President | 2001 | 350,000 | 91,600 | N/A | 77,000(5) | 4,850 | N/A | 208,000 |
| | 2000 | 150,000 | 50,000 | N/A | 150,000 | 2,573 | N/A | 121,815(11) |
| | 1999 | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| A. T. Poole Executive Vice President | 2001 | 325,000 | N/A | N/A | 71,500 | 12,316 | N/A | 66,440 |
| | 2000 | 295,000 | N/A | N/A | 53,000 | 13,381 | N/A | 165,755 |
| | 1999 | 268,200 | N/A | N/A | 52,000 | 17,964 | N/A | 40,330 |

Notes:

(1) See "Report of the Human Resources Committee — Base Salaries".

(2) NOVA Chemicals has in place a Management Incentive Plan which has clear objectives for participants and as such does not operate as a "bonus" plan. See "Report of the Human Resources Committee — Management Incentive Plan". Typically, the annual incentive awards are earned in the year reported and paid in the first quarter of the following year. In March 2002, February 2001 and March 2000, the awards for performance years 2001, 2000 and 1999 were granted as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Mr. Lipton | $615,600 | $1,007,000 | $888,415 |
| Mr. Boivin | $130,700 | $ 271,000 | $221,265 |
| Mr. Mustoe | $167,800 | $ 130,000 | $144,158 |
| Mr. Pappas | $183,200 | $ 100,000 | $ N/A |
| Mr. Poole | $217,200 | $ 252,000 | $244,380 |

In 1999 NOVA Chemicals implemented a DSUP under which key employees can elect to contribute all or a portion of their Management Incentive award to the DSUP. The CEO and each NEO, other than Mr. Pappas, elected to contribute 100% of their 1999, 2000 and 2001 Management Incentive awards to the DSUP. Mr. Pappas commenced employment with NOVA Chemicals in July, 2000 and since that time he has elected to contribute 50% of his Management Incentive awards to the DSUP. Accordingly, other than to Mr. Pappas, no payment was made to any of these individuals under the Management Incentive Plan for the 1999, 2000 and 2001 performance years. See "Restricted Share Units" and footnote (6).

(3) The CEO and each NEO is in receipt of benefits and perquisites in addition to base salary and management incentive payments. The value of these benefits and perquisites does not exceed the lesser of Cdn. $50,000 or 10% of the total annual salary and management incentive payment.

(4) This column shows the total number of Common Share options and/or units under the Equity Appreciation Plan granted to the CEO and each NEO during each respective year. The number of Common Share options reflect the total number of options granted by NOVA Chemicals and by NOVA after giving effect to the cancellation and replacement of options pursuant to formulae

set out in the Arrangement. In 2000, the Option Plan was amended to provide tandem share appreciation rights, see "Report of the Human Resources Committee — Option Plan". This column indicates the number of options granted to the NEOs.

(5) In 2000, the Corporation implemented the Equity Appreciation Plan, (see "Report of the Human Resources Committee — Equity Appreciation Plan"). In 2000, Mr. Lipton was not granted options but was granted units under the Equity Appreciation Plan. In 2001, Messrs. Lipton and Pappas were granted Equity Appreciation units rather than options. These amounts represent units under the Equity Appreciation Plan.

(6) In 1999, NOVA Chemicals implemented a DSUP for key employees under which a key employee may elect to receive all or a portion of his or her Management Incentive award in DSUs equal in value to NOVA Chemicals' Common Shares. The dollar value represents the pre-tax value of the DSUs at the time of the award. When a dividend is declared on Common Shares, the value of the dividend is added, as full or partial units, to the DSUP accounts. For further information, see "Report of the Human Resources Committee — Deferred Share Unit Plan". DSUs earned for the year ended December 31, 2001 and the value of the 2001 DSUs as of December 31, 2001 were as follows:

| | | |
|---|---|---|
| Mr. Lipton | 32,595 | $628,100 |
| Mr. Boivin | 7,411 | $142,800 |
| Mr. Mustoe | 9,285 | $178,900 |
| Mr. Pappas | 4,850 | $ 93,500 |
| Mr. Poole | 12,316 | $237,300 |

(7) NOVA Chemicals does not have a long term incentive plan ("LTIP").

(8) Includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the CEO and each NEO plus amounts paid under the NOVA Chemicals or NOVA Chemicals Inc. Savings and Profit Sharing Plan as well as contributions paid to the U.S. pension plan. Also includes vacation and other one time payments where applicable.

(9) Effective December 31, 2001 Mr. Boivin retired and resigned as Senior Vice President and President, Olefins/Polyolefins.

(10) Mr. Pappas commenced employment with NOVA Chemicals in July, 2000. The amounts reported for Mr. Pappas represent compensation received from July 1, 2000 to December 31, 2000.

(11) Mr. Pappas did not receive profit sharing allocations in 2000 as he was not eligible to participate in NOVA Chemicals Savings and Profit Sharing Plan until July 1, 2001.

### Stock Options/Equity Appreciation Plan

The table below shows the number of Common Shares available for purchase under share purchase options and the number of units granted under the Equity Appreciation Plan granted to the CEO and each of the NEOs in 2001 together with the percentage that the option or unit grant represents of total options or units granted by NOVA Chemicals to its employees and employees of its subsidiaries in fiscal 2001, the per security exercise price, the per security market value of the underlying securities on the date the options or units were granted and the expiration date of the options or units granted.

**Option and/or SAR Grants**

| Name | Securities Under Option/ SARs Granted (#) (1) | % of Total Options/SARs Granted to Employees in 2001 (1) | Exercise or Base Price (Cdn $) (2)(3) | Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn $) (2)(3) | Expiration Date |
|---|---|---|---|---|---|
| J. M. Lipton | 0 / 345,500 | 0 / 62.23 | $28.05 | $28.05 | February 19, 2011 |
| D. W. Boivin | 79,000 / 0 | 5.11 / 0 | $28.05 | $28.05 | December 31, 2006 |
| J. S. Mustoe | 49,500 / 0 | 3.20 / 0 | $28.05 | $28.05 | February 19, 2011 |
| C. D. Pappas | 0 / 77,000 | 0 / 13.87 | $28.05 | $28.05 | February 19, 2011 |
| A. T. Poole | 71,500 / 0 | 4.62 / 0 | $28.05 | $28.05 | February 19, 2011 |

Notes:

(1) NOVA Chemicals sponsors both the Option Plan and the Equity Appreciation Plan. The first number in this column represents options under the Option Plan and the second number represents units under the Equity Appreciation Plan.

(2) Options are granted for Common Shares at the closing market price on the TSE on the date the grant is made by the Board. Options are generally granted for a term of 10 years, exercisable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the option.

(3) The redemption price of a unit granted under the Equity Appreciation Plan is the closing market price on the TSE on the date the grant is made by the Board. Units are generally granted for a term of 10 years, redeemable on a cumulative basis as to 25% in the first 12 months, 25% in the second 12 months, 25% in the third 12 months and 25% thereafter for the term of the unit.

(4) In 2001, five executives of NOVA Chemicals were granted units under the Equity Appreciation Plan.

The table below shows the number of Common Shares acquired on exercise of options and the awards paid on redemption of Equity Appreciation units during fiscal 2001 by the CEO and the NEOs, together with the aggregate dollar value realized on such exercises or redemptions, the total number of Common Shares or units still available for acquisition under option, both vested and unvested, and the dollar value of "in-the-money" unexercised options or units not yet redeemed, both vested and unvested (as defined in footnote (4) in the chart below).

**Aggregated Option/SAR Exercises During the Year**

| Name | Securities Acquired on Exercise | Aggregate Value Realized in U.S. $ (1) | Unexercised Options/ SARs at December 31, 2001 (2) | | Value of Unexercised In-the-Money (2)(3) Options/SARs at December 31, 2001 in U.S. $ | |
|---|---|---|---|---|---|---|
| | | | Non-Vested | Vested | Non-Vested | Vested |
| J. M. Lipton | 0 | 0 | 872,875(4) | 795,306(4) | 1,093,455(4) | 3,679,681(4) |
| D. W. Boivin | 0 | 0 | 158,750 | 215,765 | 250,955 | 914,314 |
| J. S. Mustoe | 0 | 0 | 116,625 | 164,411 | 204,631 | 805,370 |
| C. D. Pappas | 0 | 0 | 170,250(4) | 56,750(4) | 97,890(4) | 32,630(4) |
| A. T. Poole | 0 | 0 | 130,625 | 264,660 | 211,875 | 1,090,136 |

Notes:

(1) Calculated as the difference between the market value on exercise or redemption and the exercise or redemption price of the related option or Equity Appreciation unit multiplied by the number of options exercised or units redeemed.

(2) Calculated as the difference between the closing price of Common Shares on the TSE on December 31, 2001 ($30.75) and the exercise or redemption price of the related option or unit. Value has been converted to U.S. dollars at the closing exchange rate on December 31, 2001 ($1.00 Canadian = $.6278 U.S.).

(3) "In-the-money" means that the market value of the Common Shares underlying the option or unit on that date exceeds the option exercise price or the unit redemption price.

(4) In 2000, NOVA Chemicals implemented the Equity Appreciation Plan (see "Report of the Human Resources Committee — Equity Appreciation Plan"). In 2001, Messrs. Lipton, Pappas and Spiess were the only NEOs of NOVA Chemicals granted units under this Plan. The numbers in this column include for Mr. Lipton 403,125 non-vested Equity Appreciation units at a value of $846,047 and 230,375 vested Equity Appreciation units at a value of $553,225, and for Mr. Pappas 57,750 non-vested Equity Appreciation units at a value of $97,890 and 19,250 vested Equity Appreciation units at a value of $32,630.

### Pension Plans

Officers, along with all salaried employees, participate in NOVA Chemicals' Canadian or U.S. non-contributory pension plans. On December 31, 1999, NOVA Chemicals introduced a defined contribution pension option to its Canadian pension plans for salaried employees. Under these plans, employees could make a one-time irrevocable election to convert their defined benefits to the defined contribution pension option or remain in the defined benefit pension option. All of the Canadian executive officers elected to remain in the defined benefit option.

The Canadian defined benefit pension option provides a retirement income and a 60% surviving spouse's pension based on the officer's years of service and the average base salary of the highest 36 consecutive months of the officer's final 10 years of service adjusted to reflect benefits payable under government sponsored plans. The U.S. plans provide a pension based on the officer's years of service and average base salary of the highest three consecutive years of the officer's final 10 years of service. The amount of pension may vary based on other factors including the age of the employee at retirement and the form of pension elected and predecessor plan membership. The first table illustrates the amount of annual pension received by a Canadian employee and the second table illustrates an American employee, in each case retiring at age 62 on December 31, 2001, who has not elected an optional form of pension benefit.

**CANADIAN Pension Plan Table**
(in Canadian dollars)

| | Years of Service | | | | | | |
|---|---|---|---|---|---|---|---|
| Remuneration | 5 | 10 | 15 | 20 | 25 | 30 | 35 |
| 125,000 | 8,867 | 17,734 | 28,101 | 39,468 | 50,835 | 62,202 | 73,569 |
| 150,000 | 10,867 | 21,734 | 34,401 | 48,268 | 62,135 | 76,002 | 89,869 |
| 175,000 | 12,867 | 25,734 | 40,701 | 57,068 | 73,435 | 89,802 | 106,169 |
| 200,000 | 14,867 | 29,734 | 47,001 | 65,868 | 84,735 | 103,602 | 122,469 |
| 225,000 | 16,867 | 33,734 | 53,301 | 74,668 | 96,035 | 117,402 | 138,769 |
| 250,000 | 18,867 | 37,734 | 59,601 | 83,468 | 107,335 | 131,202 | 155,069 |
| 300,000 | 22,867 | 45,734 | 72,201 | 101,068 | 129,935 | 158,802 | 187,669 |
| 400,000 | 30,867 | 61,734 | 97,401 | 136,268 | 175,135 | 214,002 | 252,869 |
| 500,000 | 38,867 | 77,734 | 122,601 | 171,468 | 220,335 | 269,202 | 318,069 |
| 600,000 | 46,867 | 93,734 | 147,801 | 206,668 | 265,535 | 324,402 | 383,269 |
| 700,000 | 54,867 | 109,734 | 173,001 | 241,868 | 310,735 | 379,602 | 448,469 |
| 750,000 | 58,867 | 117,734 | 185,601 | 259,468 | 333,335 | 407,202 | 481,069 |
| 800,000 | 62,867 | 125,734 | 198,201 | 277,068 | 355,935 | 434,802 | 513,669 |
| 850,000 | 66,867 | 133,734 | 210,801 | 294,668 | 378,535 | 462,402 | 546,269 |
| 900,000 | 70,867 | 141,734 | 223,401 | 312,268 | 401,135 | 490,002 | 578,869 |
| 950,000 | 74,867 | 149,734 | 236,001 | 329,868 | 423,735 | 517,602 | 611,469 |
| 1,000,000 | 78,867 | 157,734 | 248,601 | 347,468 | 446,335 | 545,202 | 644,069 |

Notes:

(1) NOVA Chemicals' Canadian defined benefit pension option provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory future service benefit is equal to the sum of (a) plus (b) where:

(a) is 1.0% times credited service times the lesser of
  (i) Highest Average Earnings (defined below) and
  (ii) Average Maximum Pensionable Earnings (defined below)

(b) is 1.6% times credited service times the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

Highest Average Earnings is the average of the highest 36 consecutive months of base salary in the last 10 years and Average Maximum Pensionable Earnings is the three year average of the Year's Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act. Management incentive payments are not included for the purpose of determining pension benefits.

Canadian pension benefits for (a) married retirees, upon death, consist of 60% of the member's benefit payable to the surviving spouse for life, and (b) single retirees are payable for life and are guaranteed for 5 years after pension commences.

Canadian pension benefits are not subject to any deduction for social security or other offset amounts.

(2) Estimated credited years of service to December 31, 2001 for each NEO who is a member of the Canadian pension plan are:

Mr. Boivin . . . . . . . . . . . . . . . . . . . . . 8 years
Mr. Mustoe . . . . . . . . . . . . . . . . . . . . . 13.2 years
Mr. Poole . . . . . . . . . . . . . . . . . . . . . 13.8 years

(3) Table is calculated based on service in existing and continuing prior plans and includes supplementary pension amounts described below, but does not include optional contributory pension plan.

(4) Table shows benefit payable at age 62 if the employee left NOVA Chemicals on December 31, 2001.

| U.S. Pension Plan Table — Whole Life Benefit for Single Retirees (in U.S. dollars) | | | | | | | |
|---|---|---|---|---|---|---|---|
| | Years of Service | | | | | | |
| Remuneration | 5 | 10 | 15 | 20 | 25 | 30 | 35 |
| 125,000 | 7,500 | 15,000 | 22,500 | 30,000 | 37,500 | 45,000 | 52,500 |
| 150,000 | 9,000 | 18,000 | 27,000 | 36,000 | 45,000 | 54,000 | 63,000 |
| 175,000 | 10,500 | 21,000 | 31,500 | 42,000 | 52,500 | 63,000 | 73,500 |
| 200,000 | 12,000 | 24,000 | 36,000 | 48,000 | 60,000 | 72,000 | 84,000 |
| 225,000 | 13,500 | 27,000 | 40,500 | 54,000 | 67,500 | 81,000 | 94,500 |
| 250,000 | 15,000 | 30,000 | 45,000 | 60,000 | 75,000 | 90,000 | 105,000 |
| 300,000 | 18,000 | 36,000 | 54,000 | 72,000 | 90,000 | 108,000 | 126,000 |
| 400,000 | 24,000 | 48,000 | 72,000 | 96,000 | 120,000 | 144,000 | 168,000 |
| 500,000 | 30,000 | 60,000 | 90,000 | 120,000 | 150,000 | 180,000 | 210,000 |
| 600,000 | 36,000 | 72,000 | 108,000 | 144,000 | 180,000 | 216,000 | 252,000 |
| 700,000 | 42,000 | 84,000 | 126,000 | 168,000 | 210,000 | 252,000 | 294,000 |
| 800,000 | 48,000 | 96,000 | 144,000 | 192,000 | 240,000 | 288,000 | 336,000 |
| 900,000 | 54,000 | 108,000 | 162,000 | 216,000 | 270,000 | 324,000 | 378,000 |
| 1,000,000 | 60,000 | 120,000 | 180,000 | 240,000 | 300,000 | 360,000 | 420,000 |
| 1,100,000 | 66,000 | 132,000 | 198,000 | 264,000 | 330,000 | 396,000 | 462,000 |
| 1,200,000 | 72,000 | 144,000 | 216,000 | 288,000 | 360,000 | 432,000 | 504,000 |
| 1,300,000 | 78,000 | 156,000 | 234,000 | 312,000 | 390,000 | 468,000 | 546,000 |
| 1,400,000 | 84,000 | 168,000 | 252,000 | 336,000 | 420,000 | 504,000 | 588,000 |
| 1,500,000 | 90,000 | 180,000 | 270,000 | 360,000 | 450,000 | 540,000 | 630,000 |
| 1,750,000 | 105,000 | 210,000 | 315,000 | 420,000 | 525,000 | 630,000 | 735,000 |
| 2,000,000 | 120,000 | 240,000 | 360,000 | 480,000 | 600,000 | 720,000 | 840,000 |
| 2,250,000 | 135,000 | 270,000 | 405,000 | 540,000 | 675,000 | 810,000 | 945,000 |
| 2,500,000 | 150,000 | 300,000 | 450,000 | 600,000 | 750,000 | 900,000 | 1,050,000 |
| 2,750,000 | 165,000 | 330,000 | 495,000 | 660,000 | 825,000 | 990,000 | 1,155,000 |
| 3,000,000 | 180,000 | 360,000 | 540,000 | 720,000 | 900,000 | 1,080,000 | 1,260,000 |

Notes:

(1) NOVA Chemicals' U.S. pension plan is a defined benefit plan. The benefit formula is 1.2% of the Final Average Earnings times the credited service. For years of service up to and including 2000, Final Average Earnings is the average of the highest 36 consecutive months of base salary in the last 10 years. Effective January 1, 2001, for senior U.S. executives, Final Average Earnings will be calculated using base salary plus Management Incentive awards. Pension benefits for a single retiree is the whole life benefit as outlined above while a married retiree's benefit is a 50% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life time of the retiree in order to provide 50% of that reduced benefit to a surviving spouse.

(2) Estimated credited years of service to December 31, 2001 for the CEO and the NEOs who are members of the U.S. pension plan are:

Mr. Lipton ............ 11.6 years
Mr. Mustoe ............ 0.4 years
Mr. Pappas ............ 13.5 years

(3) The calculations in the table include supplementary pension amounts described below.

(4) Table shows benefit for a single employee at age 62 if the employee left NOVA Chemicals on December 31, 2001.

## Supplementary Pension Agreements

NOVA Chemicals' Canadian defined benefit pension option is subject to maximum annual benefit accruals of Cdn. $1,722.22 per year of credited service or to any greater maximum which may be provided for in the ITA from time to time. U.S. pension plan benefits are subject to a maximum annual benefit accrual based on an annual compensation of U.S. $170,000, adjusted from time to time by the Internal Revenue Service. NOVA Chemicals has entered into pension agreements with certain officers and employees which provide for supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' pension plans. These supplementary payments would be above the maximum annual benefit accrual permitted by NOVA Chemicals' pension plans and, therefore, would not be deductible for income tax purposes by NOVA Chemicals until paid to the respective officer or employee. The aggregate pension payments resulting from such agreements and the pension payments payable under NOVA Chemicals' pension plans would be generally equivalent to the benefit which is earned under NOVA Chemicals' pension plans without the maximum annual benefit described above. Although these supplemental pension agreements still exist with individual employees including some of the NEOs, in 1992 NOVA Chemicals approved a policy to provide the same supplementary pension payments to all employees who become subject to the maximum annual benefit accrual.

Mr. Lipton's employment contract provides that NOVA Chemicals make up any short-fall should the value of pension benefits provided through NOVA Chemicals and Mr. Lipton's previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton has an agreement that provides that he receive two years' pensionable service for every year that he serves as CEO of NOVA Chemicals.

When Mr. Boivin was hired by NOVA Chemicals, NOVA Chemicals agreed to ensure that the value arising from his NOVA Chemicals pension plan participation and participation in his previous employer's pension plan in the aggregate would not be less than he would have received had he remained with his previous employer. On December 31, 2001, Mr. Boivin retired from NOVA Chemicals and at that time was entitled to receive his pension benefits as determined in accordance with this agreement.

Mr. Pappas' employment contract provides that NOVA Chemicals will recognize his 12 years' industry service for purposes of calculating pension benefits.

**Employment Contracts**

NOVA Chemicals or its subsidiaries has entered into employment contracts with Messrs. Lipton, Poole, and Pappas.

Mr. Lipton's employment contract provides for an indefinite term of service at a minimum salary of $306,000, reviewable annually with a view to determining appropriate increases (which are determined under NOVA Chemicals' compensation policy — see "Report of the Human Resources Committee"). In the event of termination of his employment, other than for cause, Mr. Lipton is entitled to be paid one times the salary and Management Incentive awards received by him in the most recently completed year along with compensation for loss of benefits, savings plan and pension plan contributions and relocation costs, all payable in lieu of damages.

Mr. Poole's employment contract provides that, provided that Mr. Poole remained with NOVA Chemicals until at least July 3, 2001, he is entitled to be paid, on retirement or any termination of his employment, his base salary, target Management Incentive awards, benefits and other compensation for a period of 30 months.

Mr. Pappas' employment contract provides for an initial term of three years ending July 1, 2003. In the event of termination of his employment, other than for cause, Mr. Pappas is entitled to be paid his base salary, target Management Incentive awards, benefits and other compensation for a period of 24 months.

NOVA Chemicals has entered into agreements with Messrs. Lipton, Poole, MacDonald, Mustoe, Pappas, Spiess and Wheeler and Ms. O'Brien in which these executives agreed not to voluntarily leave their employment with the Corporation during a proposed change of control of the Corporation. In the event of a change of control of the Corporation and the involuntary termination or constructive dismissal of one of these executives, the terminated executive is entitled to receive salary, target management incentive payment, benefits and other compensation for 36 months in the case of Mr. Lipton, 30 months in the case of Messrs. Poole and Mustoe and 24 months for each of Messrs. MacDonald, Pappas, Spiess and Wheeler and Ms. O'Brien. A portion of the entitlement for each of Messrs. Poole, Lipton, Mustoe, MacDonald, Pappas, Spiess and Wheeler and Ms. O'Brien is in consideration for a non-competition agreement which each individual granted in favor of the Corporation and which prohibits them from being involved with a competing business if such involvement would be detrimental to NOVA Chemicals' interests for a period of two years from involuntary termination or constructive dismissal following a change of control. In addition, each of these agreements provide that in the event of a change of control, all unvested stock options and Equity Appreciation units will vest and are exercisable by the executive whether or not the executive is involuntarily terminated or constructively dismissed.

**Total Return Performance**

The following graphs demonstrate a five calendar year comparison of cumulative total return (assuming reinvestment of dividends) performance based upon an initial investment of Cdn. $100 invested on December 31, 1996 in Common Shares as compared with the TSE 300 Composite Index. The first graph shows return performance from December 31, 1996 to the Arrangement completed on July 2, 1998. The second graph shows return performance of NOVA Chemicals Corporation since July 3, 1998.

**TOTAL RETURN PERFORMANCE (PRE-ARRANGEMENT) (1)**


$200.00
$150.00
$100.00
$50.00
$0.00
NOVA
TSE 300
1996
1997
July 2/98
(Year ended December 31)

Note:

(1) Cdn. $100 invested on December 31, 1996 in NOVA grew to Cdn. [$145.46] on July 2, 1998 at its closing price on the TSE of Cdn. $16.80.

**TOTAL RETURN PERFORMANCE (POST-ARRANGEMENT) (1) (2)**


$160
140
120
100
80
60
40
20
0
NOVA
TSE 300
3-Jul-98
Dec-98
Dec-99
Dec-00
Dec-01

Notes:

(1) On July 2, 1998, NOVA Chemicals was split off as an independent, publicly traded commodity chemical company following the Arrangement. This graph shows the performance of NOVA Chemicals assuming Cdn. $100 was invested at the opening price on July 3, 1998.

(2) The closing price for NOVA Chemicals Common Shares on the TSE on December 31, 2001 was Cdn. $30.75 and on March 7, 2002 was Cdn. $34.32.

## Indebtedness of Executive Officer

The following table sets forth the aggregate indebtedness of all officers, directors, former officers and former directors of the Corporation during fiscal year 2001.

**TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS**

| Name and Principal Position | Involvement of the Corporation | Largest Amount Outstanding During 2001 | Amount Outstanding as at March 15, 2002 |
|---|---|---|---|
| C. D. Pappas, Senior Vice President | Lender | $550,000 | $550,000(1) |

Note:

(1) In 2001 NOVA Chemicals loaned the amount of $550,000 to Mr. Pappas to assist in his relocation to Pittsburgh, Pennsylvania. The loan is non-interest bearing and for the term of 5 years at which time the entire amount will become due.

## Compensation of Directors

Directors who are not full time employees of NOVA Chemicals receive directors' fees. NOVA Chemicals compensates directors according to the same philosophy used to compensate senior management. An annual survey is conducted to determine the median compensation for directors in similar companies in the chemical industry and NOVA Chemicals' total compensation for directors is set at the median value of those companies' total compensation. NOVA Chemicals has a Director Share Compensation Plan pursuant to which NOVA Chemicals has the option to pay directors the annual retainer fee in cash or Common Shares. In 2001, non-employee directors received their annual retainer fee of $30,000 in cash. For 2002, there will be no adjustment to the Board of Directors' annual retainer fee.

In addition to the annual retainer, each non-employee director is paid a cash attendance fee of $1,000 for each Board meeting attended, except in the case of the Chairman of the Board to whom a fee of $2,000 is paid for each Board meeting attended. A travel fee of $1,000 is paid for one travel day prior to each Board meeting attended, where travel is required out of province or state, and $2,000 where travel is required out of country.

Each non-employee director who is a member of a Board Committee is paid an attendance fee of $1,000 for each Committee meeting attended, except in the case of the Chairman of each Committee to whom a fee of $2,000 is paid for each Committee meeting attended. Each non-employee director who is a member of the Technology Advisory Committee is paid an attendance fee of $4,000 for each Committee meeting attended, except in the case of each Co-Chairman of the Committee to whom a fee of $7,000 is paid for each Committee meeting attended.

The non-employee directors are eligible to participate in the Director Share Purchase Plan under which each participating director may elect to have some or all of his or her annual cash retainer and attendance and travel fees (subject to a contribution of a minimum of 50% of the after-withholding-tax annual retainer fee) paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director.

The non-employee directors are also eligible to participate in a Director Deferred Share Unit Plan (the "Director DSUP"). Under the Director DSUP, non-employee directors may elect, on an annual basis, to receive all or a portion of their retainer, or attendance and travel fees in DSUs economically equivalent to NOVA Chemicals' Common Share value. The amount of the fees that a Director elects to have participate in the Director DSUP is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals' Common Shares at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned). When a dividend is declared on Common Shares, the value of the dividend will be added, as full or part units, to the Director DSUP account. The DSUs are not Common Shares and do not carry rights of Common Shares.

A director must hold the DSUs until he or she is no longer a director or employee of NOVA Chemicals. At such time, unless it is not practicable or feasible to do so, NOVA Chemicals will cause to have purchased on the open market a number of Common Shares equivalent to the value of the DSUs in the Director DSUP account less applicable withholding taxes.

The non-employee directors in aggregate hold 44,187 DSU's. The following table sets forth as at March 7, 2002, the number of DSU's owned by each of the directors participating in the Director DSUP.

| Name of Director | Amount |
|---|---|
| Jerald A. Blumberg | 3,458 DSUs |
| Dr. F. Peter Boer | 7,347 DSUs |
| Jacques Bougie | 1,159 DSUs |
| L. Yves Fortier | 5,110 DSUs |
| Kerry L. Hawkins | 5,749 DSUs |
| Arnold M. Ludwick | 5,567 DSUs |
| Janice G. Rennie | 5,015 DSUs |
| James M. Stanford | 3,017 DSUs |
| Joseph D. Thompson | 7,765 DSUs |

Non-employee directors are also eligible to receive options under the Option Plan. Under current policy, each non-employee director, other than the Chairman, is granted options to purchase Common Shares in amounts such that the market value of the Common Shares underlying the options is approximately equal to the difference between the total compensation paid to the median of the U.S. commodity chemical comparator group and the director's annual retainer. The value of the Chairman's options is equivalent to the difference between the cash compensation and total compensation for non-executive chairmen of comparable companies. These options entitle the non-employee director to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSE on the day on which the options were granted. In February 2001, each non-employee director, other than the Chairman, and Mr. Bougie and Mrs. Creighton, who were not directors at that time, received options to purchase 2,750 Common Shares at a price of Cdn. $28.05 per Common Share. The Chairman received options to purchase 11,600 Common Shares at a price of Cdn. $28.05 per Common Share. In March 2002, each non-employee director, other than the Chairman, was granted options to purchase 2,100 Common Shares, and the Chairman was granted an option to purchase 11,600 Common Shares, all at a price of Cdn. $34.32 per Common Share.

Directors are required to hold a minimum number of Common Shares under the NOVA Chemicals' shareholding guidelines (see "Shareholding Guidelines"). Each director has five years from the later of October, 1998 and the date on which a director is elected to achieve her/his target shareholdings.

Mr. Newall was paid a fee of $198,937 by NOVA Chemicals for his duties as Chairman of the Board during 2001. Mr. Newall's primary responsibility is to facilitate the most effective governance of NOVA Chemicals by the Board of Directors. In addition to chairing the Board and the Corporate Governance Committee, he is a member, ex-officio, of each of the Human Resources, the Audit, Finance and Risk, and the Public Policy and Responsible Care Committees of the Board. He acts as an advisor to the President and CEO, and helps represent NOVA Chemicals to its customers and communities.

**REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE**

*The Audit, Finance and Risk Committee ("AFR Committee") will be composed of Messrs. Hawkins (Chairman), Dineen, Ludwick, Newall (ex-officio) and Thompson and Mrs. Rennie. The AFR Committee of the Board is governed by a charter or mandate, a copy of which is attached hereto as Appendix 1. All of the AFR Committee members are "independent" as that term is defined by the Securities and Exchange Commission and the New York Stock Exchange listing standards.*

*The AFR Committee oversees the Corporation's financial reporting process. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.*

*The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards including the matters to be discussed by Statements of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and the Corporation including the matters in the written disclosures required by the Independence Standards Board Standard No. 1.*

*The AFR Committee discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.*

*In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.*

*BY THE AUDIT, FINANCE AND RISK COMMITTEE*

| | |
|---|---|
| *K.L. Hawkins (Chairman)* | *J.E. Newall (ex-officio)* |
| *R.E. Dineen* | *J.D. Thompson* |
| *A.M. Ludwick* | *J.G. Rennie* |

The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Circular into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

**Audit Fees and Audit Related Fees**

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the audit of the Corporation's annual financial statements for the fiscal year ended December 31, 2001 and the review of the financial statements included in the Corporation's Forms 6-K for that fiscal year were $807,451.

The aggregate audit related fees billed for audit related professional services rendered by Ernst & Young LLP for the fiscal year ended December 31, 2001 were $1,167,035.

**Financial Information Systems Design and Implementation Fees**

The aggregate fees billed for information technology services rendered by Ernst & Young LLP for the fiscal year ended December 31, 2001 were $nil.

**All Other Fees**

The aggregate fees billed for services rendered by Ernst & Young LLP, other than the services covered in "Audit Related Fees" and "Financial Information Systems Design and Implementation Fees" above, for the fiscal year ended December 31, 2001 were $3,220,691.

The AFR Committee of the Board has considered whether the provision of the information technology services and non-audit services is compatible with maintaining the principal accountant's independence.

## CORPORATE GOVERNANCE

Under the rules of the TSE, NOVA Chemicals is required to disclose information relating to its system of corporate governance with reference to the guidelines set out in the TSE Report. Since 1991, NOVA Chemicals has had in place a broad-reaching plan for governance. With NOVA Chemicals' increasing national and international development, and the globalization of the commodity chemical businesses, the directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their effectiveness. NOVA Chemicals' disclosure is set out in matrix form and attached to this Information Circular as Appendix 2. This disclosure statement has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board of Directors. For a description of the Committees of the Board, their mandate and their activities, see "Committees of the Board".

NOVA Chemicals is aligned with the guidelines recommended by the TSE Report and adopted by the TSE. The one exception to NOVA Chemicals' alignment with the guidelines relates to a recommendation that there be clearly stated mandates for the Board and the CEO. While NOVA Chemicals' CEO and Chairman have specific mandates, NOVA Chemicals' full Board has plenary power. Any responsibility which is not delegated to NOVA Chemicals' senior management or a Committee of the Board remains with the full Board. NOVA Chemicals believes this is an appropriate arrangement given the respective responsibilities of the Board Committees and senior management.

## SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2003 annual meeting of shareholders of NOVA Chemicals must be received at the registered office of NOVA Chemicals no later than February 15, 2003 to be included in the information circular and form of proxy for such annual meeting.

## CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The contents and the sending of this Information Circular have been approved by the Board of Directors of NOVA Chemicals.

By Order of the Board of Directors

JEFFREY M. LIPTON
President and
Chief Executive Officer

LARRY A. MacDONALD
Senior Vice President and
Chief Financial Officer

March 7, 2002

## APPENDIX 1

## AUDIT, FINANCE AND RISK COMMITTEE MANDATE

### 1. Creation of Audit, Finance and Risk Committee

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.

### 2. Review and Recommend

The Committee must review and recommend for approval by the Board:

| | | |
|---|---|---|
| Annual Disclosure | (a) | The Corporation's annual report, annual information form (including the audited annual financial statements with management discussion and analysis), Management Information Circular (including the report of the Committee), all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities; |
| Prospectuses | (b) | All prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation; |
| Appointment and Remuneration of External Auditors | (c) | In accordance with the ultimate authority and responsibility of the Committee and the Board, (i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors and (ii) the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders. The external auditors shall be ultimately accountable to the Committee and the Board; |
| Risk Management Policies | (d) | Changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:<br>(i) the risks inherent in the Corporation's businesses, facilities and strategic direction;<br>(ii) the overall financing of risk (including insurance coverage);<br>(iii) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and<br>(iv) loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and |
| Mandate Review | (e) | Changes considered advisable, based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate. |

### 3. Review and Approve

The Committee must review and approve:

| | | |
|---|---|---|
| Interim Reports | (a) | The Corporation's interim reports, including the financial statements and news releases on quarterly and year end financial results; |

| | | |
|---|---|---|
| Mandate and Appointment of Internal Audit | (b) | (i) the mandate of the internal audit function including internal audit's purpose, authority, and responsibility; and<br>(ii) whether the internal audit function should be outsourced and if outsourced to approve the supplier; |
| Statement of Pension Investment Policy | (c) | The Corporation's Statements of Pension Investment Policy for retirement plan trust funds at least annually and always when a major change is apparent or necessary; |
| Funding Policies | (d) | Funding policies for the savings plans and retirement plans; |
| Amendment to Trusts, etc. | (e) | Amendments to savings plan trust agreements and retirement plan trust agreements, and any material document or agreement entered into pursuant to savings plan trust agreements or to retirement plan trust agreements; |
| Appointment of Auditors, Trustees, and Investment Managers | (f) | The recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors, trustees and investment managers of the savings plans and retirement plans; |
| Savings and Retirement Plan Financial Statements | (g) | The annual financial statements of the savings plans, retirement plans, and related trust funds; |
| Reports on Trust Funds | (h) | A report on the administration of savings plan and retirement trust funds; |
| Delegation to Sub-Committee | (i) | The appointment of members to the pension and savings plans committees (the "Subcommittees") and delegation to the Subcommittees the responsibility for providing advice and input to the trustee of the savings plans and retirement plans for the operation and administration of the savings plan trust funds and retirement plan trust funds, including the authority to delegate to persons any administrative activity the Subcommittees deem appropriate; and |
| Actuary's Report Retirement Plans | (j) | The actuary's annual report and review any special actuarial reports on the retirement plans and retirement plan trust funds. |

**4. General Duties of Committee**

At least annually, the Committee must review and satisfy itself as to:

| | | |
|---|---|---|
| Adequacy of Internal Controls | (a) | Management programs and policies regarding the adequacy and effectiveness of internal controls, including policies and procedures to prevent earnings management and detect financial statement misstatements due to fraud and error, within the Corporation and, in particular, management's response to the internal control recommendations of the internal and external auditors; |
| Risk Management Processes | (b) | Management processes to identify, monitor, evaluate, and address important enterprise-wide business risks to the Corporation; |
| Accounting Judgments and Policies | (c) | Management plans regarding any changes in accounting policies and their financial impact, and any major areas of management judgment and estimates that may have a significant effect on the financial statements. This review will include a discussion regarding appropriateness and acceptability with management and the external auditors; |

| | | |
|---|---|---|
| Litigation | (d) | Any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements; |
| Financing Plans | (e) | The financing plans and objectives of the Corporation, as received from and discussed with management; |
| Audit Plans | (f) | The internal audit plans and objectives including the internal audit budget, the degree of coordination with external audit, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud and other illegal acts; and |
| Independence of External Auditors | (g) | Review a formal written statement requested of the external auditors which delineates all relationships between the external auditors and the Corporation. The committee will actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services which may impact the objectivity and independence of the external auditors and make recommendations to the Board to take appropriate action in response to the written statement to satisfy itself of the external auditor's independence. |

**5. Administration of Committee**

| | | |
|---|---|---|
| Use of Outside Experts | (a) | Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of outside experts, the Chairman shall, at the request of the Committee, engage the necessary experts. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board; |
| Composition of the Committee | (b) | The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation; |
| Appointment and Term of Members | (c) | The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until his or her successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy; |
| Financial Literacy | (d) | Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment; |

**Independence** (e) Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member;

**Appointment of Chairman and Secretary** (f) The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;

**Time, Place and Procedure of Meetings** (g) The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:

**Quorum** (i) a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

**Quarterly Meetings** (ii) the Committee must meet at least quarterly;

**Notice of Meeting** (iii) notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

**Waiver of Notice** (iv) a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

**Attendance of External Auditors** (v) the external auditors are entitled to attend each meeting at the Corporation's expense;

**Calling a Meeting** (vi) a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;

**Committee Determines Attendees** (vii) notwithstanding the provisions of this paragraph, the Committee has the right to determine who may and may not be present at any part of the Committee meeting; and

**Meeting with Auditors** (viii) the Committee should meet regularly with the external auditors and internal auditors without management present; and

**Reports to the Board** (h) The Committee must report to the Board after each Committee meeting and as required during the year with respect to the savings plans, retirement plans, and other matters it considers appropriate.

## APPENDIX 2

## NOVA CHEMICALS ALIGNMENT WITH CORPORATE GOVERNANCE GUIDELINES

| Corporate Governance Guideline | Does NOVA Chemicals Align? | Comments |
|---|---|---|
| **1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:** | | |
| **a. adoption of a strategic planning process** | Yes | a.1 One Board meeting a year is set aside for a substantial strategic planning session. |
| | | a.2 The Human Resources Committee of the Board and the Board review the written objectives of the senior executives. |
| **b. identification of principal risks, and implementing risk managing systems** | Yes | b.1 The Board has specifically identified NOVA Chemicals' principal risks and receives an integrated health, safety and environment report annually. |
| | | b.2 NOVA Chemicals has established committees to monitor systems put in place to address these risks. As an example, the Public Policy and Responsible Care Committee of the Board played a role in establishing NOVA Chemicals' environmental management system. The Audit, Finance and Risk Committee has primary responsibility to monitor the risk management system. |
| **c. succession planning and monitoring senior management** | Yes | c.1 The Human Resources Committee reviews and reports to the Board on organizational structure and succession planning matters annually. |
| | | c.2 The CEO has a written objective that makes succession planning a priority. |
| | | c.3 The Human Resources Committee reviews and monitors executive development programs. |
| | | c.4 NOVA Chemicals uses management by objectives to monitor the performance of senior management. |
| **d. communications policy** | Yes | d.1 The Board has put structures in place to ensure effective communication between NOVA Chemicals, its stakeholders and the public. These structures include the Public Policy and Responsible Care Committee. It has a mandate to review and advise the Board on policies and programs to create a strong, cohesive, sustained and positive image of NOVA Chemicals for customers, shareholders, governments and the public. |
| | | d.2 The Audit, Finance and Risk Committee of the Board or the Board reviews in advance all press releases that disclose financial results. Other statutory disclosure documents such as proxy materials and the annual information form are reviewed and, where required, approved by the Board. |
| | | d.3 NOVA Chemicals' shareholder communication program provides for the open, accessible, non-selective and timely exchange of material information with all shareholders, respecting the business, activities and performance of NOVA Chemicals, subject to applicable legal requirements. The disclosed information is released through news wire services, the general media, a home page on the Internet and mailings to shareholders. Individual queries, comments or suggestions can be made at any time by calling or writing directly to NOVA Chemicals' head office in Calgary, Alberta. NOVA Chemicals has a dedicated shareholder relations group to respond to individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. In addition, NOVA Chemicals has an investor relations and public affairs group to respond to inquiries from investors, media and the public. Together, these groups deal with investor concerns and ensure that all inquiries receive a full and timely response. |

| Corporate Governance Guideline | Does NOVA Chemicals Align? | Comments |
|---|---|---|
| **e. integrity of internal control and management information systems** | Yes | e.1 The Board has, through the appointment of various committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible for reviewing and advising the Board on implementation of corporate strategy in the noted areas:<br>— Human Resources: employment, remuneration and succession planning<br>— Public Policy and Responsible Care: environmental and health and safety compliance<br>— Audit, Finance and Risk: compliance of financial reporting with accounting principles and oversight of all financing plans and risk management<br>— Corporate Governance: determining Board agendas and priorities and proposing Board and Committee membership and oversight of the effectiveness of management's interaction with and responsiveness to the Board.<br><br>e.2 NOVA Chemicals' internal controls are monitored on a regular basis by the Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee reviews all financial statements prior to release and receives detailed financial information quarterly. |
| **2. Majority of directors should be "unrelated" (independent from management and free from conflicting interest)** | Yes | J. M. Lipton (President and CEO) is the only proposed Board member who, on a rigorous application of the definition, is related. If the proposed directors are elected to the Board, 12 out of 13 directors are unrelated to NOVA Chemicals. |
| **3. Disclose for each director whether he or she is related, and how that conclusion was reached** | Yes | J. M. Lipton Related — is President and CEO of NOVA Chemicals.<br><br>For the remainder of the proposed directors, each of them is independent of management, none has any interest, business or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interest of NOVA Chemicals and, other than J. E. Newall, the Chairman, none has received remuneration from NOVA Chemicals in excess of directors' fees.<br><br>J. A. Blumberg Unrelated<br>F. P. Boer Unrelated<br>J. Bougie Unrelated<br>J.V. Creighton Unrelated<br>R. E. Dineen, Jr. Unrelated<br>L. Y. Fortier Unrelated<br>K. L. Hawkins Unrelated<br>A. M. Ludwick Unrelated<br>J. E. Newall Unrelated<br>J. G. Rennie Unrelated<br>J. M. Stanford Unrelated<br>J. D. Thompson Unrelated |
| **4. Appoint a Committee:** | | |
| **a. responsible for appointment/assessment of directors** | Yes | a.1 The mandate of the Corporate Governance Committee of the Board includes:<br>— recommending candidates for the Board<br>— reviewing, on an annual basis, credentials of nominees for re-election<br>— recommending candidates for filling vacancies on the Board<br>— ensuring qualifications are maintained<br>— annually reviewing the performance of the Board and the Chairman. |
| **b. composed exclusively of non-management directors, the majority of whom are unrelated** | Yes | b.1 All members of the Corporate Governance Committee are non-management and all are unrelated. |

| Corporate Governance Guideline | Does NOVA Chemicals Align? | Comments |
|---|---|---|
| **5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors and attracting new directors** | Yes | The mandate of the Corporate Governance Committee includes:<br>— reviewing suitable candidates for election or appointment to the Board and making appropriate recommendations to the Board.<br>— monitoring the quality of the relationship between management and the Board and recommending improvements<br>— surveying the directors regarding the effectiveness of Board operations. A Board effectiveness questionnaire is completed by each director annually, and the results are reported to the full Board.<br><br>The Corporate Governance Committee identifies and recommends to the Board suitable candidates for election to the Board based on representational criteria and individual characteristics. |
| **6. Provide orientation and education programs for new directors** | Yes | Each new Board member receives a comprehensive personal orientation from a member of senior management. This orientation covers key operating practices, current issues, overview of committee mandates and issues, and an overview of Human Resources' policies and practices.<br><br>The Corporate Secretary prepares a "Director's Manual" for directors, which is updated annually.<br><br>The Corporate Governance Committee recommends to the Board a broad list of topics for discussion. These topics often have a continuing education theme.<br><br>Recent presentations have focussed on giving the Board a detailed understanding of NOVA Chemicals' business and competitive environment. In addition, directors are given updates on emerging business and governance initiatives.<br><br>At least one Board meeting each year is held at an operating or plant site to give the directors additional insight into NOVA Chemicals' businesses. |
| **7. Consider size of Board and the impact of the numbers of directors on Board effectiveness** | Yes | A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. NOVA Chemicals has two lines of business, with growing international operations. This defines the current number of directors. The Board reviews the contributions of the directors and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes it does. There are 13 directors that are standing for election at the 2002 Annual Meeting. |
| **8. Review compensation of directors in light of risks and responsibilities** | Yes | The mandate of the Corporate Governance Committee includes reviewing and recommending to the Board the remuneration of directors. In determining directors' remuneration, the Committee considers time commitment, comparative fees, risks and responsibilities. |
| **9. a. Committees should generally be composed of non-management directors; and** | Yes | Board committees are composed solely of non-management directors. |
| **b. Majority of Committee members should be unrelated.** | Yes | A majority of the members of each of the Board committees are unrelated directors. |
| **10. a. Appoint a Committee responsible for approach to corporate governance issues** | Yes | The mandate of the Corporate Governance Committee includes responsibility for the Board's approach to corporate governance issues. Its mandate includes:<br>— reviewing the mandates of the Board's committees and recommending changes<br>— recommending the allocation of directors to the various committees<br>— undertaking such other initiatives as are needed to help the Board deliver exemplary corporate governance. |

| Corporate Governance Guideline | Does NOVA Chemicals Align? | Comments |
|---|---|---|
| **11. a. Define limits to management's responsibilities by developing mandates for:** | | |
| **(i) the Board** | No | There is no specific mandate for the Board, although the Chairman does have a mandate. The Board has plenary power, and any responsibility which is not delegated to senior management or a Board Committee remains with the full Board.<br><br>In addition to those matters which must by law or by the Articles of NOVA Chemicals be approved by the Board, management is required to seek Board approval for major transactions including those that involve expenditures in excess of $50 million budgeted and $25 million non-budgeted. Changes in senior management are also approved by the Board. |
| **(ii) the CEO** | Yes | The CEO's written objectives constitute a mandate on a year to year basis. These objectives include the general mandate to maximize shareholder value. |
| **b. Board should approve CEO's corporate objectives** | Yes | The Human Resources Committee approves the CEO's written objectives on an annual basis, which are then reviewed by the full Board. |
| **12. Establish procedures to enable the Board to function independently of management** | Yes | The Board meets independently of management for a portion of each meeting.<br><br>The Corporate Governance Committee ensures that the Board functions independently of management.<br><br>The Board expects NOVA Chemicals' management to be responsible for the day-to-day functioning of NOVA Chemicals' business. The Board acts in a supervisory role and expects NOVA Chemicals' management to:<br><br>— undertake an on-going review of NOVA Chemicals' strategies and their implementation in light of evolving business strengths, market conditions, technology and government regulation<br>— report in a complete, accurate and timely fashion on NOVA Chemicals' business and affairs, and on any matters of material consequence for NOVA Chemicals and its shareholders<br>— conduct a comprehensive annual budgeting process and closely monitor NOVA Chemicals' financial performance against the annual business plan<br>— take timely actions respecting NOVA Chemicals' activities within the framework of legal requirements and the corporate policies in effect, with a view to enhancing shareholder value.<br><br>The positions of Chairman of the Board and the CEO are separate.<br><br>One of the CEO's objectives is to improve the quality of interaction between management and the Board. |
| **13. a. Establish an Audit Committee with a specifically defined mandate** | Yes | The mandate of the Audit, Finance and Risk Committee includes:<br><br>— monitoring audit functions and the preparation of financial statements<br>— approving press releases on financial results<br>— reviewing all prospectuses and the annual information documents<br>— meeting with the outside auditors independently of management<br>— reviewing and approving foreign currency and commodity risk hedging strategies<br>— overseeing the funding and administration of NOVA Chemicals' pension plans<br>— overseeing risk management. |
| **b. all members should be non-management directors** | Yes | |

| Corporate Governance Guideline | Does NOVA Chemicals Align? | Comments |
| --- | --- | --- |
| **14. Implement a system to enable individual directors to engage outside advisers, at the corporation's expense** | Yes | Individual directors can engage outside advisers with the authorization of the Chairman of the Board or the Chairman of a Committee. |
| **15. Maintain measures for receiving and dealing with Shareholder concerns** | Yes | NOVA Chemicals has a dedicated shareholder relations group to respond to shareholder inquiries. In addition the public affairs and investor relations groups respond to inquiries. Together these groups deal with shareholder concerns and ensure that concerns are addressed and receive a full and timely response. |

# NOVA CHEMICALS

ANNUAL REPORT | 2001

CONTENTS

# FINANCIAL HIGHLIGHTS

| (millions of U.S. dollars, except per share data and ratios) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | 3,194 | 3,916 | 2,808 |
| *Net income (loss) to common shareholders before unusual items* [1] | (202) | 287 | 124 |
| Net income (loss) to common shareholders after unusual items [1] | (161) | 266 | 217 |
| Net income (loss) per share before unusual items [1,2] | | | |
| – basic | (2.37) | 3.23 | 1.34 |
| – diluted | (2.37) | 3.06 | 1.32 |
| *Net income (loss) per share after unusual items* [1,2] | | | |
| – basic | (1.88) | 3.00 | 2.35 |
| – diluted | (1.88) | 2.84 | 2.26 |
| Cash from operations | 278 | 351 | 395 |
| Plant, property and equipment additions | 168 | 440 | 620 |
| Total assets | 4,359 | 4,754 | 4,559 |
| Debt to total capitalization | 48.5% | 42.9% | 43.7% |
| Return on average common equity [3] | (16.5)% | 21.2% | 9.9% |

1 Unusual items were $41 million in 2001, $(21) million in 2000, and $93 million in 1999 (see page 40 of the Management *Discussion and Analysis for a complete listing*).

2 85 million weighted average common shares outstanding in 2001 (89 million in 2000 and 93 million in 1999).

3 Net income (loss) to common shareholders before unusual items divided by average common equity excluding preferred securities and retractable preferred shares.



**Jeffrey M. Lipton**
President and
Chief Executive Officer

I closed last year's letter by indicating that the last quarter of 2000 was the start of a difficult period for the chemical industry and our company. I also wrote, "Our employees are ready for the challenges in 2001 and the opportunities beyond."

### 2001 CHALLENGES AND RESULTS

Well, 2001 had more than its share of challenges, it proved to be one of the worst years our industry has experienced in a very long time. We were buffeted by the highest natural gas prices in history that made two-thirds of North American petrochemical production non-competitive for the first quarter of the year. Demand for our products, which had been declining since October 2000, fell very sharply due to both the global recession and an unprecedented reduction in worldwide inventories of plastic resins and products made from those resins. The events that began on September 11th sapped whatever confidence the industry and our customers had been developing and a very bad economic situation became even worse.

**2001 PROVED TO BE ONE OF THE WORST YEARS OUR INDUSTRY HAS EXPERIENCED IN A VERY LONG TIME.**

### ETHYLENE AND POLYETHYLENE

NOVA Chemicals' difficult situation was compounded by two significant factors. We started up new and very large ethylene and polyethylene plants in Joffre, Alberta during the worst decline in demand we could imagine. By the third quarter when the polyethylene plant was commercialized, we were impacted by $26 million per quarter of new fixed costs and depreciation. In addition, normal, off-grade startup production had to be sold into an extremely weak secondary marketplace at a large loss.

### STYRENE AND POLYSTYRENE

Our styrenics business also suffered from a unique dislocation. The series of acquisitions we've made each came with either capacity to manufacture, and/or contractual commitments to buy minimum quantities of styrene. As a consequence of this, and very weak polystyrene demand, we were forced to sell our excess styrene to spot buyers at very low prices.

### SIGNIFICANT LOSSES

The combination of the new plant startups, our long styrene monomer position, and the very weak plastic resin market resulted in large operating losses, especially in the third and fourth quarters. The numbers speak for themselves. We lost $202 million before unusual items in 2001.

Investors in commodity chemical companies are used to trough periods and significant losses. NOVA employees understand the inevitable cyclicality of our activities, but they know they can continue to improve our company even in the worst of times. It is clear that both investors and employees gave the company tremendous support during this very trying period.

### STOCK PERFORMANCE

NOVA Chemicals' common stock was one of a very few in the chemical industry to actually increase in value during 2001. Our shares were up 9% in Canadian dollars (2% in U.S. dollars) for the year. Petrochemical peer stock prices declined 16% on average, none advanced. The S&P Chemicals Index was down 4%, the S&P 500 was down 13% and the TSE 300 was down 14%.

### FINANCIAL STRENGTH

I believe there are three major reasons for the relative strength of our shares. First, we have demonstrated that we can emerge from this recession with our financial strength intact even if the downturn is deeper and longer than expected. We lost $169 million in the second half of 2001. Despite that, we paid down $67 million of debt during the period. We did this by reducing working capital by $162 million and sharply cutting construction expenditures.

In addition, we identified four non-strategic assets that we planned on selling. The first sale was our share of the Cochin Pipeline. It closed in January 2002 for $64 million. With one additional asset sale, we expect to generate $300 to $400 million of cash from non-operating sources in the first half of 2002. We have taken the necessary steps to assure liquidity and a strong balance sheet.

**WE HAVE TAKEN THE NECESSARY STEPS TO ASSURE LIQUIDITY AND A STRONG BALANCE SHEET.**

### IMPROVED COMPETITIVE POSITION

The second major factor influencing the price of our stock is the highly visible improvement of our competitive position in both of our businesses. Our new ethylene plant at Joffre has outperformed expectations and positions us as the lowest-cost producer on the continent.

The new Advanced SCLAIRTECH technology polyethylene plant has started up well, has proven its ability to operate at rated capacity and is producing high-value, high-margin growth products that meet or exceed projected quality levels.

The styrenics business has completed the introduction of a number of unique high-margin, high-growth polymer products that have the potential to change the competitive dynamics of the marketplace. These products are described thoroughly on pages 12 to 15 of this report. The new polystyrene resins are exciting for our customers interested in cost reduction and product innovation. Their effective commercialization will have a very positive impact on our profitability.

**OUR JOFFRE ETHYLENE PLANT OUTPERFORMED EXPECTATIONS AND POSITIONS US AS THE LOWEST-COST PRODUCER ON THE CONTINENT.**

All of the new polystyrene products can be made at high volumes on existing production lines. As a consequence, they require very little capital investment to develop. Their introduction is doubly valuable, as we will not only benefit from their high margins, but also will drop our worst-performing products and our lowest-margin accounts.

### UPSIDE LEVERAGE

The third important factor in NOVA Chemicals' common stock valuation is the leverage investors get because of our tight focus on just a few products. This leverage hurts performance in a downturn because our product line is not diverse enough to deliver offsets to plunging resin volumes and prices. On the other hand, once investors are convinced the bottom has been defined, they begin to value our stock on the basis of the anticipated cyclical upswing. NOVA Chemicals' upside potential is actually expanded by the things that hurt so much in 2001.

### NEW ETHYLENE AND POLYETHYLENE CAPACITY

Our new ethylene and polyethylene plants have added to our cost structure, but have been underutilized since they started up. As market demand improves, fixed costs will stay relatively constant; but revenue and total margins will increase substantially.

### STYRENICS TURNAROUND

**NOVA CHEMICALS' UPSIDE POTENTIAL IS ACTUALLY EXPANDED BY THE THINGS THAT HURT US IN 2001.**

The current excess supply of styrene monomer has resulted in very low prices throughout the world. Roughly one-third of the world styrenic polymer production capacity relies on spot styrene purchases. Today, spot prices are much lower than contract levels. The spot styrene buyers, mainly Asian companies, are selling polystyrene products in North America and Europe at very low prices and taking business away from local producers. However, when styrene supply/demand comes into balance and then shifts to the suppliers' favor, spot buyers of styrene will likely have to pay a premium price. If that happens they can no longer manufacture polymer competitively and have to withdraw from many polystyrene markets.

We, and most analysts, expect this shift in supply/demand balance to occur in 2003, or at the latest, 2004. When it occurs, NOVA Chemicals' long styrene position will become a powerful profit generator and our very large polystyrene position will also shift to a much more profitable level.

**MORE UPSIDE PER DOLLAR INVESTED**

Investors can see that the two factors that caused our poor earnings performance in 2001 will give us strong profit improvement when the business cycle turns. In addition, there is another very large component of leverage that is apparent to investors. Our company is focused on two product chains that are expected to strengthen somewhat sooner than many other chemicals. NOVA Chemicals sells significantly more pounds of these two product lines, per share, than any other publicly traded North American chemical company. As shown in the chart on page 25, NOVA Chemicals gives investors more than twice as much leverage to improvements in ethylene/polyethylene and styrene/polystyrene than any of our peers.

**OUR FUTURE**

Our company has been through a long and difficult downturn. We are not sure when the cycle will turn, but we have demonstrated the focus and actions that should provide confidence in our future. We have the financial resources and commitment to cash generation and debt reduction necessary to work through a prolonged recession. We continue to drive down costs, improve employee and capital productivity, and develop the high-margin growth products necessary to ensure we will earn very substantial returns when the market improves. Our tight focus, and recent investments in new capacity and highly productive research and development, provide tremendous leverage for investors.

We also remain committed to the open, clear, and transparent communication of our financial data, business strategy, and tactics, necessary to maintain employee and investor trust during difficult times.

I sincerely appreciate our employees' dedication and commitment to continually improve our business even in the worst of times, our Board of Directors' unflinching support, and our investors' willingness to stick with us during 2001. I thank all of you and remain highly confident that NOVA Chemicals will deliver on its substantial potential and generate outstanding returns for our shareholders.

**OUR TIGHT FOCUS, AND RECENT INVESTMENTS IN NEW CAPACITY AND RESEARCH AND DEVELOPMENT, PROVIDE TREMENDOUS LEVERAGE FOR OUR INVESTORS.**

Sincerely,

**Jeffrey M. Lipton**
President and Chief Executive Officer
February 15, 2002

# 2001 ACHIEVEMENT SUMMARY

## BASED ON NOVA CHEMICALS' FIVE-POINT BUSINESS STRATEGY

"I'M CONFIDENT OUR FOCUS, OUR TALENT AND OUR STRAIGHT-FORWARD STRATEGY COMBINED WITH OUR ALBERTA ADVANTAGE AND THE SCALE WE HAVE IN THE PLANTS AND BUSINESSES WE WORK IN WILL NOT ONLY ALLOW US TO COMPETE IN TODAY'S CHEMICAL INDUSTRY, BUT WILL ALSO ALLOW US TO CONTINUE TO EXCEL."

*Jeffrey M. Lipton*
*2000 Letter to Shareholders*

### FOCUS ON COMMODITY CHEMICALS

- We identified and began to liquidate a group of non-strategic assets. We sold our interest in the Cochin Pipeline (January 2002) for $64 million and have used the proceeds to pay down debt. This, plus our focus on working capital reductions, has enabled NOVA Chemicals to sustain its investment grade credit rating.

### BE THE LOW-COST PROVIDER

- We continued to pursue year-over-year fixed cost reductions and achieved a 7% reduction per pound of capacity from 2000 levels.
- We eliminated approximately 140 positions, including a 20% reduction in our executive and senior management teams, and implemented a new shared services operating approach to further reduce costs and increase efficiency.
- We achieved after tax gains of $55 million through feedstock hedging activities ensuring we remain North America's lowest cost ethylene producer

### INVEST ONLY FOR HIGH RETURNS

- We reduced capital spending by 62% to $168 million and continue to fund only those projects that meet our Responsible Care objectives or minimum return targets.
- We successfully commissioned our new Advanced SCLAIRTECH™ technology facility at Joffre, Alberta, currently the largest ethylene/polyethylene production complex in the world. We demonstrated full-rated capacity, and sold 188 mmlbs of these new technology resins.

### BUILD UPON AND ADD TO OUR SUSTAINABLE COMPETITIVE ADVANTAGE

- We entered into a joint venture with BP Amoco (BP) to develop and commercialize Ziegler-Natta catalysts, including NOVA Chemicals' NOVACAT™ T advanced catalysts for gas-phase polyethylene processes.
- We developed and commercialized eight new styrenics products and produced six new polyethylene grades using Advanced SCLAIRTECH technology. These new products will allow us to significantly increase operating margins.

### BE AN INDUSTRY CONSOLIDATOR

- We permanently closed our highest cost polystyrene facility in Joliet, Illinois, removing 230 mmlbs of capacity.
- We remained on target with two-year, after-tax savings of $13 million related to the Royal Dutch/Shell Group (Shell) acquisition synergies.



# WORLDWIDE FACILITIES

## NORTH AMERICA

**BAYPORT, TEXAS**
1250 mmlbs styrene

**BELPRE, OHIO**
480 mmlbs SPS

**CALGARY, ALBERTA**
- NOVA Chemicals Research and Technology Center
- NOVA Chemicals Technical Center

**CHANNELVIEW, TEXAS**
400 mmlbs styrene
(equity participation)

**CHESAPEAKE, VIRGINIA**
400 mmlbs SPS and HPS
- High Performance Styrenics Technology Center

**CORUNNA, ONTARIO**
1600 mmlbs ethylene
4300 mmlbs co-products

**DECATUR, ALABAMA**
395 mmlbs SPS

**JOFFRE, ALBERTA**
4950 mmlbs ethylene
1310 mmlbs LLDPE (PE1)
850 mmlbs LLDPE and HDPE (PE2)
770 mmlbs co-products

**MONACA, PENNSYLVANIA**
405 mmlbs EPS and HPS
- Styrenics Technology Center

**MONTRÉAL, QUÉBEC**
130 mmlbs SPS

**MOORE TOWNSHIP, ONTARIO**
505 mmlbs HDPE
325 mmlbs LDPE

**PAINESVILLE, OHIO**
85 mmlbs EPS

**SARNIA, ONTARIO**
950 mmlbs styrene

**SPRINGFIELD, MASSACHUSETTS**
330 mmlbs SPS and HPS

**ST. CLAIR RIVER, ONTARIO**
610 mmlbs LLDPE and HDPE

## EUROPE

**BERRE, FRANCE**
140 mmlbs EPS

**BREDA, THE NETHERLANDS**
265 mmlbs SPS
200 mmlbs EPS
- European Styrenics Technology Center

**CARRINGTON, ENGLAND**
400 mmlbs SPS
155 mmlbs EPS

**RIBÉCOURT, FRANCE**
200 mmlbs EPS



| | |
|---|---|
| **mmlbs** | millions of pounds |
| **HDPE** | high-density polyethylene |
| **LDPE** | low-density polyethylene |
| **LLDPE** | linear low-density polyethylene |
| **EPS** | expandable polystyrene |
| **HPS** | high performance styrenics |
| **SPS** | solid polystyrene |

# OLEFINS AND POLYOLEFINS BUSINESS



Joffre, Alberta manufacturing site.

New and efficient, large-scale petrochemical facilities and a sustainable feedstock advantage are the hallmark of our Olefins and Polyolefins business. We are highly focused to deliver ethylene and polyethylene products to customers around the globe with precision marketing and a diverse product mix.

Four manufacturing sites across Canada provide the capability to produce 6.6 billion pounds of ethylene and 3.6 billion pounds of polyethylene resins per year. NOVA Chemicals is the fifth largest olefins/polyolefins producer in North America and one of the top ten in the world.

Our polyethylene resins are found in a wide range of products—from everyday household items to large-scale industrial applications. Here are just a few examples: grocery bags, garbage bags and shrink wrap are made from our Linear Low-Density Polyethylene (LLDPE). Low-Density Polyethylene (LDPE) is used in squeezable bottles, foam packaging and cable insulation. Our High-Density Polyethylene (HDPE) is found in industrial drums and children's toys. Soon, our Very Low-Density Polyethylene (VLDPE) will make its way onto store shelves in the form of "boil-in" packaging for rice, soup and pasta products.



Manufacturing control room.

As a global supplier, NOVA Chemicals made great strides advancing polyethylene processing technology in 2001. It was a breakthrough year for our new Advanced SCLAIRTECH™ technology facility at Joffre, Alberta. This new facility employs a unique dual-reactor, single and multiple catalyst process that produces resins with an excellent balance of properties. This advanced technology also allows us to tailor products to meet the specific needs of our customers, with minimal transition time when switching between grades.

Full commissioning of our new polyethylene plant began in the spring of 2001 and was the final phase of the Joffre expansion project. In the fall, we introduced the first HDPE molding grades and general-purpose LLDPE film grades to the market. By the end of 2001, six new grades of polyethylene from our Advanced SCLAIRTECH technology facility were sold in commercial quantities. These resins provide improved process efficiencies for our customers and will help us gain access into premium markets and new applications.

Advanced SCLAIRTECH technology opens doors of opportunity for NOVA Chemicals to grow and strengthen our polyethylene business. Beyond producing quality resins, we are revitalizing our global licensing effort. We believe that the licensing possibilities of these leading-edge polyethylene and proprietary catalyst technologies should grow as the market continues to demand higher performing products.

Polyethylene resins from Advanced SCLAIRTECH technology.





This is not your standard supply chain — this is a partnership. J.C. Brown generates the ideas, and relies on Carl Van Gilst to make it happen. NOVA Chemicals supplies the HDPE resins. These two gentlemen develop numerous proprietary applications, such as high-impact barriers used by the U.S. military.

With security considerations at a peak, military suppliers find their products in high demand. Creative Building Products supplies several branches of the U.S. Armed Forces with the high-impact barriers shown here. These barriers have been carefully engineered and molded by Behlen Engineered Plastics, using resins made from Advanced SCLAIRTECH technology. In fact, 185 pounds of NOVA Chemicals resins are used in each barrier.

During rigorous testing, the barriers demonstrated their strength by withstanding explosive blasts, machine gun fire, grenade detonation and high-speed vehicle collision. With Advanced SCLAIRTECH technology resins, Behlen has the flexibility to provide barriers in a variety of colors, sizes and strengths — meeting the needs of both Creative Building Products and the U.S. military.

J.C. Brown, President, Creative Building Products (left), Carl Van Gilst, Senior Vice President, Behlen Engineered Plastics (right)

Imagine the puncture force of a killer whale's teeth or the strength of a black bear's paw. NOVA Chemicals' technicians did just that when developing HDPE resins for use in zoo toys. The high-impact strength these resins provide allows animals to play for as long and as rough as they want. But animals are not the only ones testing Advanced SCLAIRTECH technology molding resins. A variety of children's toys, such as sandboxes, tricycles and art easels, are proving they can withstand the punishment of any toddler.

With an outstanding balance of strength and stiffness, these resins also cater to industrial applications. Tank and container manufacturers are able to produce a variety of products more efficiently. NOVA Chemicals can adapt to their rapidly changing needs by tailoring resins to meet application requirements. When producing PE resins using our Advanced SCLAIRTECH technology, we have minimal transition time when switching between grades—allowing us to deliver resins more quickly to our customers.

Our historical presence in these various molding markets will allow us to sell 15-20% of our Advanced SCLAIRTECH technology PE capacity into a variety of high-growth markets.

## MOLDING



## EXTRUSION

To pressure pipe manufacturers, nothing is more important than strength. That is why NOVA Chemicals supplies its customers with resins that can withstand enormous amounts of stress. When producing HDPE resins used specifically for pressure pipe applications, NOVA Chemicals must meet the complex regulations imposed by governments around the globe, as well as the processing requirements set by our customers. We take pride in our stringent efforts to meet the demands of both.

Pressure pipe is used mainly for the distribution of gas and water. Pipes produced with our resins consistently withstand the harsh and extreme weather conditions that fluctuate between regions and continents. They achieve excellent results in pressure ratings, environmental stress crack resistance (ESCR) and melt strength. Pipe manufacturers receive added benefit from our resins' superior processability.

NOVA Chemicals holds 25% of the pipe market, with a capacity to produce more than 300 million pounds annually. From U-liners to water pipe to sandwich pipe, NOVA Chemicals delivers resins with high value and performance.



## FILM



NOVA Chemicals' high-performance film resins, produced with Advanced SCLAIRTECH technology, take food packaging to a new level. Films made from our new resins keep food freshness and flavor in and everything else out.

Test results show our resins produce films with enhanced tear strength and puncture resistance at faster extrusion speeds and demonstrate excellent performance in both food packaging and industrial applications. This means our customers can produce more of their product at a faster rate, giving them increased volume without increasing operating rates. And with impeccable clarity, films made from Advanced SCLAIRTECH technology offer consumers a clear view of their purchases.

Soon to be commercialized is another line of performance film resins for specialized food packaging. These resins will allow consumers to take their pre-packaged food items from the store shelf to the stovetop. Demand for flexible-packaging resins is expected to exceed 1 billion pounds by 2004. Our projected market share of these resins—including our Advanced SCLAIRTECH technology performance grades—will approach 20%.

# STYRENICS BUSINESS



Styrenics Technology Center in Breda, the Netherlands.

With two acquisitions during the last three years, NOVA Chemicals' Styrenics business doubled in size—making us one of the largest and broadest styrenics producers in the world. We are now poised to utilize our large scale in styrene and polystyrene to take advantage of anticipated market improvement and deliver strong value to our shareholders.

NOVA Chemicals' Styrenics business ranks number one for production capacity in North America and is in the top five worldwide. Eleven manufacturing sites throughout Europe and North America produce nearly 3.6 billion pounds of styrenic polymers, including solid polystyrene (SPS), expandable polystyrene (EPS) and high performance styrenic copolymers (HPS), with three other sites producing 2.6 billion pounds of styrene monomer annually.

Styrene is the primary raw material in SPS, which is used to produce thousands of consumer items, such as CD and DVD cases, food and cosmetic packaging, medical devices, and office accessories. EPS is used in construction materials, foam cups and food packaging. Our HPS copolymers have unique product attributes required in demanding applications, such as children's car seats, safety devices, television cabinets and other electronics.



Solid polystyrene strand drying process.

The styrenics industry has a history of being extremely competitive while providing very little innovation. In 2001, NOVA Chemicals set the stage for change. The opening of our new technology center in Breda, the Netherlands was an important step in transforming the shape of our Styrenics business. By increasing our capability and resources, we have improved our ability to develop innovative products and processes for our customers and their end-users.

We combined process and product technology, along with the intellectual capital of ARCO Chemical Company, Huntsman Corporation, Shell and NOVA Chemicals, to create a concentrated technology growth effort, and launched a strategy focusing on six styrenic product areas: FX Solid polystyrene, NAS® and ZYLAR®, ZYNTAR™, ULTRA LOW™ Pentane EPS, DYLITE® and ARCEL®. Our goal is to offer molders and processors advanced performance and processing advantages at an attractive total cost, while delivering value to our shareholders.

In 2001, NOVA Chemicals announced the development of ULTRA LOW Pentane EPS technology. It will allow us to produce EPS with 50% less pentane than standard grades and 25% less pentane than other low-pentane EPS grades, with no sacrifice in product properties. In the U.S., demand for these resins is expected to double during the next five years as government air standards become stricter.

ZYNTAR ignition-retardant resins.



DYLITE is the leading resin used in a rapidly growing global EPS cup and container market. In 2001, NOVA Chemicals made several major process improvements and converted a portion of its existing commodity EPS capacity to premium DYLITE cup and container bead production.

With these products, and those featured on the following pages, our Styrenics business is positioned to meet the ever-changing needs of our customer.


hp LaserJet 4100

HP entrusts the protection of many of its high-value Laser Jet printers to ARCEL resin packaging. ARCEL is a high-performance styrenic foam interpolymer used in a variety of demanding applications. Lou Gregorek, HP Packaging Engineer, states, "With more and more 'uncontrolled' overnight shipments from Internet orders, we need to be sure that our printers arrive safely, without any damage. Since using ARCEL resins for our packaging, we've had substantially fewer complaints and returns from our customers. Protective packaging made from ARCEL resins allows our printers to withstand repeated delivery abuse with reduced degradation of the cushions."

"Most consumers are initially influenced by the appearance of the package or what is called 'out-of-box experience'. Products shipped in packaging made from ARCEL resins will most likely increase the customer's perception." Lou goes on to say, "Each one of us plays the part of consumer everyday, and we know how demanding we can be." With that in mind, the engineers at HP see a variety of future packaging applications for ARCEL resins.

The smaller printer, shown here, is cushioned with barriers molded from ARCEL resins. The larger printer weighs over 300 lbs. Its packaging combines both ARCEL and EPS resins to form a complete material handling structure. ARCEL resins are used for the bottom pallet and top-cushioning, and the ramps are molded from EPS resins.

Hewlett Packard's (HP) Packaging Engineers: Margot Wilcox (seated); Ram Sellapareddy, Perry Biancavilla, Jeff Waldeck, Lou Gregorek (standing, left to right)

# CONSUMER PRODUCTS

Specified by packaging designers for its sparkling clarity and excellent processability, NOVA Chemicals' NAS acrylic copolymer creates a striking, clear and durable package. The result is a design that is both attractive to the consumer and easy to produce for the molder. NAS resins provide customers a combination that is hard to find in the world of cosmetics packaging, where the image of a product is everything.

NAS and ZYLAR are clear styrenic copolymers that deliver exceptional performance and present a true alternative to traditional acrylics and other clear polymers. Recent market data shows that the desire for "transparency" in consumer products continues to grow, and NOVA Chemicals will be there with resins to supply this increasing demand. In addition, there are numerous applications in which over-engineered resins are used and cost reduction is essential. NAS and ZYLAR resins enable customers to replace some of these resins with a lower-cost alternative that provides the clarity, toughness and processing performance that designers demand.





## FOOD PACKAGING

Recently commercialized, FX 110 polystyrene was specially developed to compete in the food service and food packaging markets. It enables polystyrene packaging manufacturers to carry out high-speed production of foam sheet into meat trays, egg cartons, clamshells and other containers, using less raw material than conventional SPS resin and without compromising strength. Alternately, our customers may choose to improve the strength of their foam sheet products by 5-15% with still no increase in raw material usage. This enhanced strength capability will allow our customers to pursue new market opportunities and new applications.

Although marketed for high-volume, "commodity-type" applications, FX 110 will command a premium price because of the processing cost efficiencies it provides our customers. An added benefit of FX 110 is that it processes as well as standard grades, requiring no equipment modifications or adjustments. With NOVA Chemicals' increased research and development efforts, the future holds many opportunities for an entire family of enhanced SPS products.



## TELEVISION CABINETS

Thomson multimedia, maker of RCA entertainment products, specified ZYNTAR resins for the cabinet of the RCA 38" diagonal HDTV shown here. ZYNTAR resins are designed for use in products requiring ignition-retardant polymers, specifically television cabinets.

As consumer demand for large and flat screen televisions continues to grow, our customers are faced with the challenge of producing these thin-wall, large-part applications more quickly. NOVA Chemicals offers a new grade of ZYNTAR resin specifically designed to meet and exceed these challenges. This innovative resin boasts a unique balance of properties, including enhanced flow, strength and stiffness, allowing manufacturers to mold these cabinets more cost effectively.

These ignition-retardant properties apply to many other areas of consumer electronics, such as smoke and carbon monoxide detectors and printer housings. Recent trends in consumer safety indicate that other consumer electronic applications for home and office will require these types of ignition-retardant resins in the future.

# EXECUTIVE LEADERSHIP TEAM

Left to Right:
Jack S. Mustoe
Larry A. MacDonald
John L. Wheeler
Jeffrey M. Lipton (seated)
Christopher D. Pappas
Sheila H. O'Brien, C.M.
Dale H. Spiess
A. Terence Poole



**Jeffrey M. Lipton**
President and Chief Executive Officer

Jeff joined NOVA Corporation in 1994 as Senior Vice President and Chief Financial Officer and assumed his current position as President and Chief Executive Officer of NOVA Chemicals in 1998. Jeff also serves as Chairman of the Board of Methanex Corporation and Trimeris, Inc. He is also a director of Hercules Incorporated. Jeff is a director and member of the Executive Committee of the American Chemistry Council and the Canadian Council of Chief Executives. Jeff worked with E.I. DuPont for almost three decades, prior to joining NOVA Chemicals. He graduated from the Rensselaer Polytechnic Institute with a Bachelor of Science degree in Chemical Engineering and obtained an MBA from Harvard University.

**Larry A. MacDonald**
Senior Vice President and Chief Financial Officer

Larry joined NOVA Corporation of Alberta in 1979 as Controller. He progressed through several financial, information technology, and merger and acquisition positions within NOVA Corporation and NOVA Corporation of Alberta before assuming the role of Senior Vice President, Manufacturing East for NOVA Chemicals in 1999. He began his current role in December 2001. Larry graduated from the University of Windsor with a Bachelor of Commerce degree and is a chartered accountant.

**Jack S. Mustoe**
Senior Vice President, Legal and General Counsel

Jack joined NOVA Corporation of Alberta in 1988 as Vice President, General Counsel and Corporate Secretary and was named Senior Vice President, General Counsel and Corporate Environmental Officer of NOVA Corporation in 1994. Jack assumed his current position as Senior Vice President, Legal and General Counsel for NOVA Chemicals in 1998. Jack is also responsible for NOVA Chemicals' purchasing function. Prior to 1998, Jack served as Senior Legal Counsel for Dome Petroleum Ltd. and as Assistant General Counsel for Norcen Energy Resources Ltd. He graduated from the University of Western Ontario with a Bachelor of Laws degree and is a member of the Ontario and Alberta Bar Associations.

**Sheila H. O'Brien, C.M.**
Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations

Sheila was named to her current role with NOVA Chemicals in July 1998. She has held several senior management roles within NOVA Corporation and NOVA Corporation of Alberta since 1992, including Senior Vice President, Human Resources and Public Affairs; Vice President for People and Community; and Director, Public Affairs. Prior to 1992, Sheila held managerial positions in Human Resources and Public Affairs at Amoco Canada Petroleum Co. Ltd. and Petro-Canada. She holds a Bachelor of Arts degree in English and Sociology from the University of Calgary and is a graduate of the University of Western Ontario's Management Training Course. Sheila was appointed to the Order of Canada in 1998.

**Christopher D. Pappas**
Senior Vice President and President, Styrenics

Chris joined NOVA Chemicals in his current role in July of 2000. He began his career with Dow Chemical in 1978, where he held a variety of sales and managerial positions. He concluded his time at Dow as Commercial Director, Polyethylene/Specialty Plastics in 1995. From 1996 until 1998, Chris led the ethylene elastomers business of Dupont Dow Elastomers, Inc. as Vice President. He was then named Commercial Vice President with accountability for ethylene elastomers, neoprene, North American Sales and Marketing, and Supply Chain. Chris was President and Chief Executive Officer of Paint and Coatings.com just prior to joining NOVA Chemicals. He is a director of Methanex Corporation, Chair of AIChE Industrial Advisory Board, a director of WQED Public Television and a member of the American Plastics Council Operating Board. Chris has a Bachelor of Science degree in Civil Engineering from The Georgia Institute of Technology and an MBA from The Wharton School of Business at The University of Pennsylvania.

**A. Terence Poole**
Executive Vice President, Corporate Strategy and Development

Terry began his current role in 2000. Prior to this, he spent two years as Executive Vice President, Finance and Strategy for NOVA Chemicals. Terry has held several senior management roles within NOVA Corporation and NOVA Corporation of Alberta since 1988, including Senior Vice President and Chief Financial Officer; Senior Vice President, Controller and Treasurer; and Vice President and Controller. Terry also serves on the board of Methanex Corporation and Rentmaker. Prior to 1988, Terry held senior financial and operating management positions in the John Labatt group of companies and with Phillips Cables. He graduated from Dalhousie University with a Bachelor of Commerce degree and is a chartered accountant.

**Dale H. Spiess**
Senior Vice President and President, Olefins/Polyolefins

Dale began his current role in November of 2001. He joined NOVA Chemicals as Senior Vice President, Polyethylene Sales and Marketing in 1998. Prior to this, Dale was Group Vice President with Millennium Petrochemicals Inc. and also held positions with Northern Petrochemicals, ARCO Chemical and Uniroyal Chemical. Dale also serves as a director of the Flexible Packaging Association. He has a Bachelor of Science degree in Biology from Illinois Wesleyan University and is a graduate of the Executive Management Program at The University of Pennsylvania.

**John L. Wheeler**
Senior Vice President and Chief Information Officer

John joined NOVA Chemicals in his current role in 1998. Prior to this, John held senior management positions in Information Technology at AT&T Co., Bristol-Myers Consumer Products, Viacom and PolyGram and was Director of Information Systems for W.R. Grace Specialty Chemicals Co. John graduated with a Bachelor of Arts degree in Political Science (Pre-Law) from Duke University.

Seated from left:
Joanne V. Creighton,
Jeffrey M. Lipton,
J. E. (Ted) Newall, O.C.,
Janice G. Rennie, F.C.A.,
Jerald A. Blumberg

Standing from left:
Kerry L. Hawkins,
Robert E. Dineen, Jr.,
L. Yves Fortier, C.C., Q.C.,
Dr. F. Peter Boer,
Jacques Bougie. O.C.,
Arnold M. Ludwick,
James M. Stanford,
Joseph D. Thompson



**Jerald A. Blumberg**
Mr. Blumberg has been a director of NOVA Chemicals since February 2000. He is Past President and Chief Executive Officer of Ambar, Inc., a private oilfield services company. Prior to January 1998, Mr. Blumberg held various international and management positions with E.I. DuPont de Nemours & Company, Inc., most recently as an Executive Vice President and member of the Office of the Chief Executive. He is a director of Burlington Industries, Inc., The Lubrizol Corporation, Rentmaker, and iServiceX.com. Mr.Blumberg resides in Houston, Texas.

**Dr. F. Peter Boer**
Dr. Boer has been a director of NOVA Chemicals, or its predecessor companies, NOVA Corporation and NOVA Corporation of Alberta, since February 1991. He resides in Boynton Beach, Florida. He is President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology consulting and investments. He is a professor in the School of Management at Yale University and is a director of Ensco, Inc. and Rhodes Technologies. He is a member of the National Academy of Engineering, is a Past President of the Industrial Research Institute, and is the author of two books on the valuation of technology. Dr. Boer holds an AB in Physics from Princeton University and a PhD in Chemical Physics from Harvard University and is the author of over 100 publications.

**Jacques Bougie, O.C.**
Mr. Bougie has been a director of NOVA Chemicals since June 2001. He resides in Iles-des-soeurs, Québec. He is Past President and Chief Executive Officer of Alcan Inc. Mr. Bougie held numerous other positions within Alcan beginning in 1979 until his retirement in 2001. Mr. Bougie has previously served on the boards of Royal Bank of Canada, Bell Canada and BCE Mobile Communications, Inc.

**Joanne V. Creighton**
Ms. Creighton has been a director of NOVA Chemicals since June 2001. She resides in South Hadley, Massachusetts and is President and Professor of English of Mount Holyoke College. Prior to January 1996, Ms. Creighton was Interim President and Professor of English of Wesleyan University. She is the director of Five Colleges, Inc. and the Economic Council of Western Massachusetts, Chair of the Massachusetts State Selection Committee for the Rhodes Scholarship Trust and a member of the Executive Committee of the Association of Independent Colleges and Universities in Massachusetts.

**Robert E. Dineen, Jr.**
Mr. Dineen has been a director of NOVA Chemicals since July 1998. He resides in New York, New York and is a partner of Shearman & Sterling, Attorneys-at-Law, New York, New York. Mr. Dineen is a director of Manulife Financial Corporation and Resources for Children with Special Needs, Inc.

**L. Yves Fortier, C.C., Q.C.**
Mr. Fortier has been a director of NOVA Chemicals since July 1998. He resides in Westmount, Québec and is Chairman and a senior partner of Ogilvy Renault, Barristers and Solicitors, Montréal, Québec. He is Governor and director of Hudson's Bay Company and a director of DuPont Canada Inc., Northern Telecom Limited, Royal Bank of Canada and Groupe TVA Inc.

**Kerry L. Hawkins**
Mr. Hawkins has been a director of NOVA Chemicals since July 1998. He resides in Winnipeg, Manitoba and is President of Cargill Limited,and Chief Executive Officer of Canadian Operations for Cargill. He is also Chairman of Prince Rupert Grain, Saskferco Products Inc. and Cascadia Terminal. He is the Founding Chairman of the Business Council of Manitoba and a director of TransCanada PipeLines Limited, Shell Canada Limited, Hudson's Bay Company, Canadian Council of Chief Executives, C.D. Howe and the Chamber of Maritime Commerce.

**Jeffrey M. Lipton**
Mr. Lipton has been a director of NOVA Chemicals, or its predecessor company, NOVA Corporation, since April 1996. He is President and Chief Executive Officer of NOVA Chemicals and resides in Pittsburgh, Pennsylvania. Mr. Lipton serves as Chairman of the Board of Methanex Corporation and Trimeris, Inc. He is also a director of Hercules Incorporated. Mr. Lipton is a director and member of the Executive Committee of the American Chemistry Council and the Canadian Council of Chief Executives.

**Arnold M. Ludwick**
Mr. Ludwick has been a director of NOVA Chemicals since February 2000. He is Deputy Chairman of Claridge Inc. and prior to 1999 was President and Chief Executive Officer of Claridge and a Vice President of The Seagram Company Ltd. Mr. Ludwick is a Trustee of the Charles Rosner Bronfman Family Trust. He resides in Montréal, Québec.

**J. E. (Ted) Newall, O.C.**
Mr. Newall is Chairman of the Board of Directors of NOVA Chemicals and, prior to July 1998, was Vice Chairman and Chief Executive Officer of NOVA Corporation. He has been a director of NOVA Chemicals, or its predecessor companies, NOVA Corporation and NOVA Corporation of Alberta, since August 1991. He is also a director of BCE Inc., Alcan Inc., Royal Bank of Canada, Maple Leaf Foods, Canadian Pacific Railway, McCain Capital Corporation and Bell Canada. Mr. Newall resides in Calgary, Alberta.

**Janice G. Rennie, F.C.A.**
Ms. Rennie has been a director of NOVA Chemicals, or its predecessor companies, NOVA Corporation and NOVA Corporation of Alberta, since April 1991. She is Vice Chair of EPCOR Utilities Inc. (formerly Edmonton Power), an Advisory Board Member of Weldwood of Canada Limited and a director of Tire-Ex Supply Ltd. and Rocky Mountain Air Compressors Ltd. She is also a Trustee of Canadian Hotel Income Properties. Ms. Rennie resides in Edmonton, Alberta, where she is Principal of Rennie & Associates.

**James M. Stanford**
Mr. Stanford has been a director of NOVA Chemicals since December 1999. He is President and director of Stanford Resource Management, Inc. During 2000, he was Chairman of Petro-Canada and served as President and Chief Executive Officer of Petro-Canada prior to January 2000. Mr. Stanford is a director of Inco Limited, Omers Resources, Sunfire Energy Corp., B.C. Gas Inc., PanCanadian Energy and Chairman of the Foundation for Sustainable Development Technology in Canada. He resides in Calgary, Alberta.

**Joseph D. Thompson**
Mr. Thompson has been a director of NOVA Chemicals since July 1998. He is Chairman of PCL Construction Group Inc. Prior to July 1998, Mr. Thompson was Chairman, President and Chief Executive Officer of PCL Construction Group Inc. He is also a director of TransCanada PipeLines Limited, Shana Corporation, CFE Industries Inc., Jonan Enterprises Ltd., PCL Employee Holdings Ltd., Eleven Engineering Inc. and PCL Construction Group Inc. He resides in Edmonton, Alberta.

# 2001 FINANCIAL REVIEW

## FORWARD-LOOKING INFORMATION

The information in this Annual Report contains forward-looking statements with respect to NOVA Chemicals Corporation (NOVA Chemicals), its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost saving targets; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; performance of Methanex Corporation (Methanex); meeting time and budget targets for significant capital investments; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies. Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for polyethylene and polystyrene. Successful price increases are typically phased in over several months, vary from grade to grade and can be reduced in magnitude during the implementation period.

All financial information is in U.S. dollars unless otherwise indicated.

## FINANCIAL PERFORMANCE

NOVA Chemicals' net loss to common shareholders before unusual items[1] was $202 million in 2001, compared to net income of $287 million in 2000 and $124 million in 1999. The Olefins/Polyolefins business lost $2 million in 2001, as compared to the $258 million earned in 2000 and $167 million earned in 1999. The Styrenics business lost $181 million in 2001, down from earnings of $42 million in 2000 and a loss of $12 million in 1999.

Business conditions were difficult and reflect the trough environment the chemical industry is experiencing. Weak customer demand and soft sales volumes forced cuts in price to maintain market share. This, coupled with volatile feedstock pricing, resulted in margin decline of $663 million in 2001, compared to the margin improvement of $307 million in 2000.

In Olefins/Polyolefins, we experienced approximately $100 million in additional depreciation, interest and other fixed costs with the completion of the capital expansion at Joffre, Alberta. We ran our third ethylene cracker and our new Advanced SCLAIRTECH technology polyethylene facility at very reduced rates. Variable margins were also hurt by weak market conditions which significantly impacted the price we were able to obtain from initial polyethylene production at the new facility.

In Styrenics, our styrene purchase commitments had an adverse impact on earnings in 2001. The acquisition of styrenics businesses from ARCO, Huntsman and Shell gave NOVA Chemicals a long position in styrene, with more monomer than we require for our own polystyrene production. In a tight market, this secures styrene for maximum polymer sales. It also allows us to sell scarce monomer at very high prices in the spot market. However, market conditions were not tight in 2001. With soft demand for both styrene and polystyrene, we reduced our own monomer production in order to meet minimum supply contract obligations. This resulted in higher fixed costs per pound, and forced us to sell excess styrene at low spot prices, which negatively impacted margins by $65 million in 2001.

There was a reduction of $5 million in overall selling, general and administration (SG&A) and research and development (R&D) in 2001, compared to an increase of $65 million, mainly due to the Shell acquisition, in 2000. Income taxes declined by $260 million in 2001 due to the significant reduction in earnings from operations during the year.

Unusual items resulted in a $41 million net gain (after-tax) in 2001, as compared to a $21 million net loss in 2000 and a $93 million net gain in 1999. Unusual items in 2001 included a $44 million (after-tax) gain regarding settlements with the Internal Revenue Service on foreign tax credits for prior years, a $17 million benefit related to the impact of legislated reductions in Canadian provincial income tax rates on future tax liabilities, and a fourth quarter $17 million (after-tax) charge related to restructuring. NOVA Chemicals' restructuring charge in 2001 related to employee severance costs, as well as project and other asset write-offs. This charge was significantly lower than the restructuring charge in 2000 of $71 million (after-tax), which included a plant closure at Joliet, Illinois, other line closures and related employee severance.

NOVA Chemicals' net loss to common shareholders after unusual items was $161 million in 2001, compared to net income of $266 million in 2000 and $217 million in 1999.

*This Management Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2001.*

1 See Supplemental Earnings Measures on page 39.

## NOVA CHEMICALS HIGHLIGHTS

| (millions of dollars, except per share amounts as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) | | | |
| Olefins/Polyolefins | $ (2) | $ 258 | $ 167 |
| Styrenics | (181) | 42 | (12) |
| NOVA Chemicals operated | (183) | 300 | 155 |
| Methanex (after-tax)[1] | 14 | 23 | (29) |
| Dynegy Inc. and other (after-tax) | — | — | 34 |
| Net income (loss) before preferred securities dividends and distributions and unusual items | (169) | 323 | 160 |
| Preferred securities dividends and distributions | (33) | (36) | (36) |
| Net income (loss) to common shareholders before unusual items | (202) | 287 | 124 |
| Unusual items (after-tax)[2] | 41 | (21) | 93 |
| Net income (loss) to common shareholders | $ (161) | $ 266 | $ 217 |
| Earnings (loss) per share before unusual items | | | |
| Basic | $(2.37) | $3.23 | $ 1.34 |
| Diluted | $(2.37) | $3.06 | $ 1.32 |
| Earnings (loss) per share after unusual items | | | |
| Basic | $(1.88) | $3.00 | $ 2.35 |
| Diluted | $(1.88) | $2.84 | $ 2.26 |
| Weighted average common shares outstanding (millions) | 85 | 89 | 93 |

1 2001 and 1999 exclude NOVA Chemicals' share of Methanex's restructuring charges of $3 million and $19 million, respectively.
2 See page 40 for listing of unusual items.

## CHANGES IN NOVA CHEMICALS' NET INCOME[1]

| (millions of dollars) | 2001 versus 2000 | 2000 versus 1999 |
|---|---|---|
| Higher (lower) margins | $(575) | $ 280 |
| Higher (lower) sales volumes | (88) | 27 |
| | (663)[2] | 307[2] |
| Lower (higher) SG&A and R&D | 5 | (65) |
| Higher depreciation | (42) | (33) |
| Lower (higher) interest expense | (43) | 16 |
| Lower (higher) tax expense | 260 | (80) |
| Unusual items | 62 | (114) |
| Higher (lower) equity earnings in Methanex | (9) | 52 |
| Lower equity earnings in Dynegy and other | — | (34) |
| Lower preferred securities dividends and distributions | 3 | — |
| Increase (decrease) in net income to common shareholders | $(427) | $ 49 |

1 All line items prior to "Lower (higher) tax expense" are pre-tax amounts; all items thereafter are after-tax amounts.
2 Calculated as revenue less feedstock and operating costs.

## FINANCIAL STRENGTH

Many analysts predict that the economic recovery will strengthen in the second half of 2002. As the economy recovers, we expect that demand for our products will follow. However, we continue to focus on what we can control and will operate our business as if the difficult conditions we experienced in the third and fourth quarters of 2001 will continue throughout 2002. In this uncertain environment, we believe it is most important we maintain our strong balance sheet, focus on liquidity and protect our investment grade credit rating.

Despite the economic downturn, NOVA Chemicals reduced its debt by $67 million in the second half of 2001. In January of 2002, we sold our interest in the Cochin Pipline for $64 million. We expect to generate an additional $100 to $150 million in cash by pursuing the sale of three other non-strategic assets. In total, we expect to generate between $300 and $400 million in cash from non-operating sources, including asset sales and tax refunds, in the first half of 2002. As a result, we plan to further reduce debt by $200 million.

During 2001, we reduced capital expenditures to $168 million from $440 million in 2000. Historically, capital spending on regular maintenance and small projects has been about $125 to $150 million per year. Our 2002 capital expenditures are expected to be less than $80 million. We are able to reduce these activities because our assets are modern and well maintained. This reduction poses no risk to the safe and reliable operation of our facilities.

## IMPROVED COMPETITIVE POSITION

NOVA Chemicals' most significant accomplishment in 2001 was the successful start-up and commissioning of our new 850 million pound per year polyethylene plant at Joffre. We sold 188 million pounds of product from this new plant in 2001, and expect to sell approximately 400 million pounds in 2002. Product will be introduced gradually in North America as demand recovers and we develop more sophisticated products.

Our proprietary catalyst system, combined with the Advanced SCLAIRTECH technology, has the capability to tailor polymer characteristics to meet the specific needs of customers. *By the end of 2001, we had six grades selling at commercial volumes and 25% of our* product slate defined. We expect to have a total of about 30 grades in the market when we ramp up production to the full 850 million pound capacity. The Advanced SCLAIRTECH solution process allows for easier transition from product to product than most reactors, including gas-phase polyethylene production. We are able to target approximately 50% more end-use applications in specialty markets, reduce our minimum sales requirement for each product and expect to achieve much better margins as a result. By 2005, we plan to expand the plant's current 850 million pound capacity to 1 billion pounds and expect to realize an average of 6 cents per pound margin premium.

The new polyethylene plant represents the capstone to our $1 billion expansion at Joffre, making it the largest ethylene/polyethylene site in the world. The site also includes two other facilities that enhance its efficiency: Canada's largest cogeneration facility lowers the cost of electricity and steam on-site and BP's Linear Alpha Olefins production eliminates the need for costly comonomer shipments from the United States Gulf Coast (USGC).

In 2001, we announced an agreement with BP to jointly develop and commercialize advanced Ziegler-Natta catalysts for use in gas-phase polyethylene processes. This technology alliance reinforces NOVA Chemicals' reputation as a leading developer of catalysts for advanced polyethylene products. We plan to license and sell catalysts developed by this alliance on a global basis. To date, our work is progressing well and commercial sales are in the development stage.

In 2001, the Styrenics sales and marketing organization was able to use NOVA Chemicals' Margin Model to drive their decision making. The Margin Model takes acvantage of real-time information provided by SAP® 4.6 software to analyze margin for each commercial transaction we consider. We have used this tool in the polyethylene business for several years to define the contribution per reactor hour for every product at every customer location. This allows us to rationalize our product mix and to target the most profitable areas of our business for growth.

With the help of information from the Margin Model, the Styrenics organization has launched a growth strategy focused on six areas of new, high-value product development. These new products leverage existing technology and require minimal capital expenditures. The majority of our technology and business development efforts are focused to dramatically increase sales of these new products over the next two to three years. We have redeployed commercial and technical resources to these areas and expect to grow the portion of high-margin products from 9% to over 20% in solid polystyrene, and from 16% to about 30% in expandable polystyrene. In high performance polystyrene, where essentially all products are high-margin, our aim is overall growth in scale. As a result of these efforts, we expect to increase the high-value portion of our styrenic polymer sales so they make up over 25% of our total styrenic polymer sales by 2004.

This growth is expected to occur in both North America and Europe, and spans a range of market opportunities, applications and polymers. We have six new product families with superior performance characteristics versus the traditional commodity polystyrene resins. These properties typically command a higher market price and should result in margin premiums over NOVA Chemicals' existing grades. We expect to achieve a margin premium of up to 5 cents per pound in solid polystyrene and 15 to 25 cents per pound in expandable polystyrene, depending upon product and market segment.

- FX solid polystyrene was initially introduced and designed to increase the strength and production rates of foam sheet used in the food service and food packaging industries.
- NAS and ZYLAR are clear styrenic copolymers that deliver exceptional processing performance and present a good alternative to traditional acrylics and other polymers.
- ZYNTAR is an ignition-retardant polymer used in products which are required to meet specific fire or building codes—for example, in North America, televisions and smoke detectors.
- ULTRA LOW Pentane expandable polystyrene technology produces expandable polystyrene with 50% less pentane than conventional grades—a key to meeting regulatory demands in many regions.
- DYLITE is an expandable polystyrene product specifically tailored for foam cups and containers.
- ARCEL is a high performance foam interpolymer used for packaging high-end consumer electronics, in the growing business-to-consumer market.

NOVA Chemicals developed, patented and introduced many of these new products in 2000 and 2001. Today, we are focused on achieving full commercialization to significantly grow sales volumes. We believe the market potential for these products is in excess of 2 billion pounds per year. We target customers where our new products fully satisfy the application requirements, increasing profitability for both the customer and NOVA Chemicals.

### UPSIDE LEVERAGE

NOVA Chemicals is tightly focused in just two businesses: olefins/polyolefins and styrene/polystyrene. We are major players in both. As a result, our leverage to these products is greater than that of any other chemical company in North America. While this leverage contributed to our weak performance in 2001, it positions NOVA Chemicals to take full advantage of the economic recovery. As polymer market demand and prices strengthen in the initial recovery, and then further at the peak of the cycle, better margins in our two major product lines impact our earnings performance more directly than that of any of our peers. The chart below demonstrates the potential impact of a 1 cent per pound margin change in both polyethylene and polystyrene on the earnings per share of NOVA Chemicals and our peers.

**EARNINGS PER SHARE SENSITIVITY[1]**

Simultaneous 1 cent per pound change in each product's margin



Polystyrene
Polyethylene
earnings per share sensitivity
$0.60
0.40
0.20
0.00
$0.27
$0.27
NCX
DOW
MCH
LYO
EMN


1 This chart illustrates maximum potential sensitivity to margin change for the products indicated based solely on NOVA Chemicals' relative leverage to polyethylene and polystyrene, and does not take into account a number of other factors, any one of which may influence the actual outcome. References to NOVA Chemicals' peers include the following chemical companies: The Dow Chemical Company (DOW), Eastman Chemical Company (EMN), Lyondell Chemical Company (LYO), Millennium Chemicals Inc. (MCH) and Methanex.

Our products are consumed in various industrial and consumer markets around the world. NOVA Chemicals operates manufacturing facilities in Canada, the United States and Europe. The fundamental driver for the cost of our products is the price of feedstock, derived from crude oil or natural gas. The margin between resin selling price and feedstock input cost is primarily influenced by supply and demand for our products.


STYRENICS BUSINESS
CRUDE OIL
Benzene
Naphtha
Styrene
SPS
EPS
HPS
NATURAL GAS
Ethane
Ethylene
Co-Products
LLDPE
HDPE
LDPE
OLEFINS/POLYOLEFINS BUSINESS

### ETHYLENE AND STYRENE FEEDSTOCK

NOVA Chemicals' largest volume product is ethylene. As shown in the chart above, it is central to the production of both polyethylene and styrene. Seventy-five percent of our ethylene is produced at Joffre from ethane, which is extracted from natural gas. We require 115 million mmBTU (mmBTU = million British Thermal Units) of natural gas feedstock for one year's operation at full capacity, and if the average price of natural gas changes for one full year by $1 per mmBTU, our after-tax earnings would change by $75 million.

In January 2001, natural gas prices in North America spiked to a record high level of $9.79 per mmBTU as a result of supply concerns. This level was more than four times the long-term average price of $2.40 per mmBTU. Prices subsequently fell to a low of $1.88 per mmBTU in October as gas storage levels climbed to near maximum capacity. The year's average price of $4.38 per mmBTU compares to average prices of $3.91 per mmBTU in 2000 and $2.27 per mmBTU in 1999. Volatile energy market conditions provided an opportunity for NOVA Chemicals' feedstock acquisition team to secure $55 million in after-tax feedstock hedging gains, somewhat offsetting higher ethane feedstock costs.

**CRUDE OIL AND NATURAL GAS PRICE TREND**

- WTI Crude Oil
- NYMEX Natural Gas
- AECO Natural Gas

**Annual Averages**

| 1999 | 2000 | 2001 | |
|---|---|---|---|
| 19.24 | 30.20 | 25.97 | (WTI) |
| 2.27 | 3.91 | 4.38 | (NYMEX) |
| 1.99 | 3.37 | 4.11 | (AECO) |



crude oil dollars per barrel
natural gas dollars per mmBTU
40
30
20
10
0
12
9
6
3
0
1999
2000
2001
Mar
Jun
Sept
Dec
Mar
Jun
Sept
Dec
Mar
Jun
Sept
Dec


With the 2000 start-up of the third ethane cracker, our Joffre site became the world's largest ethylene production facility. In addition, the Joffre site generally has a lower cash cost of production than any site in the United States. The "Alberta Advantage" sets Joffre apart from typical ethylene crackers and comes as a result of three elements:

1. Lower cost natural gas—Joffre is strategically located adjacent to one of North America's largest natural gas supply basins.
2. Lower cost ethane extraction, gathering and transportation—Joffre is fed directly from the large ethane extraction straddle plants within Alberta's unique infrastructure.
3. Lower cost of ethane conversion to ethylene—Joffre enjoys world-class economies of scale and efficiency.

**ALBERTA ADVANTAGE**

- Alberta Advantage
- Historical average advantage



cents per pound
12
9
6
3
0
90
91
92
93
94
95
96
97
98
99
00
01


As shown in the chart above, Joffre has historically averaged a 6 cent per pound cash cost advantage versus producing ethylene in a typical USGC ethane/propane cracker. In 2001, our advantage averaged 5 cents per pound, down from 10 cents per pound in 1999 and 2000, largely the result of unusually high natural gas prices.

The Alliance pipeline project has been operating for one full year, transporting natural gas containing natural gas liquids, including ethane, out of Alberta. This has reduced the potential supply of ethane in Alberta and is expected to reduce the long-term potential for new ethylene production sites within the province. It is not expected to impact our Alberta Advantage versus USGC ethane/propane crackers which we believe is sustainable over the long-term at an average of at least 6 cents per pound. Since two of the three elements are fixed cost based, our advantage is not likely to fall below 4 cents per pound for any sustained period.

NOVA Chemicals will continue to balance its ethane supply by using inventory and short-term spot purchases and sales. We will support investments that recover a higher proportion of the ethane flowing in the natural gas. NOVA Chemicals is also looking at other alternatives to expand feedstock supply in an effort to enhance short-term operating flexibility and longer-term growth opportunities.

The balance of our ethylene is manufactured in Corunna, Ontario in a flexi-cracker that is primarily fed with crude oil and crude oil derivatives, such as naphtha. In 2001, oil prices peaked at $29.65 per barrel in February and fell to a low of $19.40 per barrel in December. The average price for the year was $25.97 per barrel, compared to average prices of $30.20 per barrel in 2000 and $19.24 per barrel in 1999. The impact of higher oil prices can be mitigated at Corunna by increasing the use of natural gas liquids feedstock, such as butane and propane.

Benzene, a crude oil derivative, is reacted with ethylene for styrene monomer production at our Sarnia, Ontario and Bayport, Texas sites. Benzene prices fell steadily from a July 2000 peak of $1.60 per gallon to $1.37 per gallon in January 2001 and $0.70 per gallon in December 2001. The average price for benzene in 2001 was $1.02 per gallon, compared to $1.38 per gallon in 2000, and $0.87 per gallon in 1999. A 5 cent per gallon change in the price of benzene for a full year can impact our after-tax earnings by up to $12 million per year.

**STYRENE FEEDSTOCK COSTS**

CMAI contract benzene
CMAI net transaction ethylene

**CMAI Annual Averages**

| 1999 | 2000 | 2001 | |
|---|---|---|---|
| 87 | 138 | 102 | (benzene) |
| 22 | 30 | 26 | (ethylene) |



ethylene cents per pound
benzene cents per gallon
50
40
30
20
10
0
175
150
125
100
75
50
1999
2000
2001
Mar
Jun
Sept
Dec
Mar
Jun
Sept
Dec
Mar
Jun
Sept
Dec

## DEMAND

The demand for our products typically grows as a function of consumer and industrial activity, which can be measured by gross domestic product (GDP). As shown in the chart below, market demand for polyethylene and polystyrene have historically grown at 1-2 times GDP, depending on the region of the world.

### AVERAGE ANNUAL GROWTH 1992-2001

| | GDP (%) | PE Demand Growth (%) | PE Growth (multiple of GDP) | Solid PS Demand Growth (%) | Solid PS Growth (multiple of GDP) |
|---|---|---|---|---|---|
| North America | 3.4% | 4.2% | 1.2 | 2.5% | 0.7 |
| Europe | 2.2% | 3.6% | 1.6 | 2.1% | 1.0 |
| Asia | 3.1% | 6.8% | 2.2 | 6.8% | 2.2 |
| World | 2.8% | 5.2% | 1.9 | 4.0% | 1.4 |

Source: DRI-WEFA for GDP. Estimated 2001 growth rates. CMAI for polyethylene (PE) and solid polystyrene (Solid PS) demand.

The global economic recession in 2001 and customer inventory reduction had a severe impact on the market demand for our products. North American polyethylene, polystyrene and expandable polystyrene demand declined by 4%, 6% and 5%, respectively.

## INVENTORY

Our polyethylene and polystyrene customers started off the year with high inventory levels. The sluggish economy and falling prices compelled our customers, and their customers, to draw down their inventory to below average levels. According to CMAI, downstream polyethylene inventories in North America fell by 1.6 billion pounds through 2001. Data from the American Plastics Council (APC) suggests North American producer inventory levels were approximately 500 million pounds less in December 2001 than one year earlier. All together, this represents more than 2 billion pounds—approximately 5% of North American polyethylene production capacity—which was removed from inventory. To replace this would require the production of three world-scale plants for approximately one full year.

Customers and producers similarly reduced polystyrene inventories last year. CMAI and APC estimate that North American inventory reduction in 2001 represented 5% of solid polystyrene production capacity. We believe that significant inventory replenishment will be required in the styrenics chain as the economy recovers.

## SUPPLY

The addition of supply often occurs in large increments as producers attempt to gain economies of scale. The cyclical nature of the industry is driven by the size and timing of new capacity additions. When demand grows more rapidly than supply, industry operating rates climb, and strong prices and margins result in periods called peaks. In contrast, when supply additions outpace demand growth, low capacity utilization, and weak prices and margins result in periods called troughs.

Olefins/Polyolefins and Styrenics had a tough year in 2001. In fact, industry-wide capacity utilization was only about 80% for each market we serve. High feedstock costs, weak market demand and a substantial reduction of inventory levels throughout the supply chain combined to create extremely difficult business conditions. The chart below provides a third-party perspective of historical and future industry operating rates for both of our businesses.

**HISTORICAL AND FUTURE INDUSTRY OPERATING RATES[1]**



Ethylene
Polyethylene
Styrene
percent
100
95
90
85
80
75
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005


Source: CMAI and APC

1 Projected future operating rates are based on a number of factors, any one of which may influence the actual outcome.

As capacity utilization tightens, market prices and margins tend to increase. The chart below shows the key drivers of NOVA Chemicals' profitability when plants are running at full capacity.

**NOVA CHEMICALS' NET INCOME SENSITIVITY**

| | Estimated annual after-tax income[1] increase (millions of dollars) | Production capacity[6] (billions of pounds) |
|---|---|---|
| Potential impact of: | | |
| Increase[2] of U.S. 1 cent per pound in profit margin | | |
| Ethylene[3] | 27 | 4.3 |
| Polyethylene | 23 | 3.6 |
| Styrene[4] | 20 | 3.2 |
| Polystyrene — North America[5] | 14 | 2.2 |
| Polystyrene — Europe[5] | 9 | 1.4 |
| Propylene[5] | 6 | 1.0 |
| Decrease in Cost of Natural Gas by 10 cents per mmBTU | 7–8 | – |
| Decrease in Cost of Benzene by 5 cents per gallon | 12 | – |
| Increase[2] in Euro of 1 cent vs. U.S. dollar | 3 | – |
| Increase[2] in Methanex's net income of $10 million | 3 | – |

1 The expected impact of Canadian exchange rate fluctuations for 2002 is not considered material as substantially all anticipated Canadian dollar costs have been hedged.
2 A decrease in these factors will have the opposite effect on net income.
3 Excludes cost-of-service third-party sales and sales under margin sharing contracts.
4 Includes 600 mmlbs of long-term purchase arrangements.
5 Includes solid polystyrene and expandable polystyrene.
6 Estimate based on current production capacity.

The Olefins/Polyolefins business recorded a net loss of $2 million in 2001 compared to net income of $258 million in 2000 and $167 million in 1999. Polyethylene, ethylene and co-product demand and pricing fell throughout the year as supply/demand balances weakened in response to new industry capacity, a flat economy and the reduction of inventory in the supply chain. Declining prices, coupled with higher natural gas and utility costs, severely reduced margins. The benefit of lower crude oil costs was more than offset by lower co-product pricing.

Demand for polyethylene dropped significantly during the year. In addition, results for the second half of the year reflect our new polyethylene plant costs and depreciation. The plant focused primarily on new product development and commercialization, and did not produce maximum volume.

We sold 20% of our polyethylene from the Joffre site into China in 2001, versus 20% in 2000 and 17% in 1999. This represents the largest component of our 15% total polyethylene exports from North America. The Chinese market experienced a severe reduction in demand starting in September 2001, which caused prices to fall to as low as $400 per metric tonne, a level not seen in several years. In response, NOVA Chemicals cut back its export sales in the fourth quarter to 8% in favor of better margins in North America.

Olefins results were also negatively impacted by reduced demand and eroding margins. Co-product prices fell by 17%, reducing revenue to $545 million in 2001, compared to $660 million in 2000 and $381 million in 1999.

### OLEFINS/POLYOLEFINS FINANCIAL HIGHLIGHTS

| (millions dollars, except as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | **$2,014** | $2,228 | $1,671 |
| EBITDA[1] | **$ 189** | $ 525 | $ 385 |
| Depreciation | **$ 132** | $ 86 | $ 80 |
| Operating income | **$ 57** | $ 439 | $ 305 |
| Net income (loss)[2] | **$ (2)** | $ 258 | $ 167 |
| Capital expenditures | **$ 125** | $ 401 | $ 565 |
| Average capital employed[3] | **$1,689** | $ 987 | $ 897 |
| After-tax return on capital employed[4] | **1.6%** | 27.6% | 20.8% |

1 Operating income excluding depreciation.
2 Before distributions and dividends on preferred securities.
3 Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
4 Equals net income plus after-tax interest expense divided by average capital employed.

### OLEFINS/POLYOLEFINS OPERATING HIGHLIGHTS

| Average Benchmark Prices[1] (dollars per pound, except as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Ethylene[2] | **$ 0.27** | $ 0.30 | $ 0.22 |
| Polyethylene—linear low density butene liner[3] | **$ 0.35** | $ 0.40 | $ 0.33 |
| Polyethylene—weighted average mix[4] | **$ 0.40** | $ 0.42 | $ 0.36 |
| NYMEX natural gas (dollars per mmBTU) | **$ 4.38** | $ 3.91 | $ 2.27 |
| WTI crude oil (dollars per barrel) | **$25.97** | $30.20 | $19.24 |

1 Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
2 Source: DeWitt and Company Inc. USGC Predominant Price.
3 Source: Townsend Tarnell Inc. (TTI)
4 Benchmark prices weighted according to NOVA Chemicals' product mix in North America. Source for benchmarks: TTI

### POLYETHYLENE SALES VOLUMES

| (millions of pounds) | 2001 | 2000 | 1999 |
|---|---|---|---|
| NOVAPOL Resins | | | |
| Joffre LLDPE | **1,129** | 1,327 | 1,233 |
| Moore LDPE | **265** | 318 | 274 |
| Moore HDPE | **381** | 452 | 485 |
| SCLAIR Resins | **617** | 603 | 600 |
| Advanced SCLAIRTECH Resins | **188** | — | — |
| Total | **2,580** | 2,700 | 2,592 |

In 2001, the Styrenics business recorded a net loss of $181 million, compared to net income of $42 million in 2000 and a net loss of $12 million in 1999. The Styrenics business experienced weak demand resulting in lower sales volume and prices throughout the year. Margins were reduced as product prices fell faster than feedstock costs.

Our over-supply of styrene was the single largest factor impacting 2001 performance in Styrenics. The negative impact of these arrangements was marginally offset by the renegotiation of several contracts and the use of styrene swaps with other suppliers in order to reduce shipping costs.

In the first quarter of 2001, the 230 million pound Joliet, Illinois solid polystyrene plant was permanently closed. Four other high-cost solid polystyrene production lines were idled at our Belpre, Ohio site, reducing annual output by approximately 100 million pounds.

At our Monaca, Pennsylvania site, a portion of our expandable polystyrene capacity used for commodity products was converted into higher value DYLITE cup bead increasing our overall DYLITE capacity by 60%. This site continues to be the only site in North America to supply the non-captive market for expandable polystyrene cups and insulated food containers.

In 2000, a three-year synergy target related to the acquisition of Shell's European styrenics business was set at $19 million (after-tax). In 2001, $9 million (after-tax) was delivered, bringing the two-year total to $13 million (after-tax). We expect to achieve the balance of $6 million in 2002.

## STYRENICS FINANCIAL HIGHLIGHTS

| (millions of dollars, except as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | $1,308 | $1,859 | $1,273 |
| EBITDA[1] | $ (128) | $ 195 | $ 93 |
| Depreciation | $ 98 | $ 102 | $ 75 |
| Operating income (loss) | $ (226) | $ 93 | $ 18 |
| Net income (loss)[2] | $ (181) | $ 42 | $ (12) |
| Capital expenditures | $ 43 | $ 39 | $ 55 |
| Average capital employed[3] | $1,392 | $1,546 | $1,334 |
| After-tax return on capital employed[4] | (10.6)% | 4.2% | 0.5% |

1 Operating income (loss) excluding depreciation.
2 Before distributions and dividends on preferred securities.
3 Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
4 Equals net income plus after-tax interest expense divided by average capital employed.

## STYRENICS OPERATING HIGHLIGHTS

| Average Benchmark Prices[1] (dollars per pound, except as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Styrene[2] | $0.31 | $0.40 | $0.27 |
| Polystyrene—weighted average mix[3] | $0.44 | $0.54 | $0.39 |
| Benzene[2] (dollars per gallon) | $1.02 | $1.38 | $0.87 |

1 Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
2 Source: Chemical Markets Associates, Inc. (CMAI) Low Contract.
3 Benchmark prices weighted according to NOVA Chemicals' polystyrene product mix in North America and Europe. Includes polystyrene but excludes high performance styrenics, DYLARK® and other styrenic polymers. Source of benchmark prices: CMAI

## POLYSTYRENE SALES VOLUMES

| (millions of pounds) | 2001 | 2000[1] | 1999 |
|---|---|---|---|
| Polystyrene (including EPS) | 2,282 | 2,731 | 2,498 |
| High performance styrenics, DYLARK and other | 314 | 304 | 350 |
| Total | 2,596 | 3,035 | 2,848 |

1 2000 volumes include sales starting February 2, 2000, related to the acquisition of Shell's European styrenics business.

NOVA Chemicals' interest in Methanex yielded earnings of $11 million (after-tax) in 2001, as compared to $23 million (after-tax) in 2000 and a loss of $48 million in 1999. 2001 results include a $3 million charge for NOVA Chemicals' portion of a restructuring charge, while 1999 includes a similar charge of $19 million. Methanol prices improved in the first half of the year as the methanol supply/demand balance tightened. By mid-year, demand for methanol, and therefore pricing, began to fall due to the global economic slowdown. For 2001, methanol demand declined by an estimated 5%. The average realized price for methanol fell from a level of $225 per tonne in the first quarter of 2001 to $115 per tonne in the fourth quarter of 2001.

Methanex reduced its outstanding shares to 131 million through an issuer bid and ongoing share buy-back program. NOVA Chemicals did not participate in these buy-back programs and, as a result, our ownership position increased from 29.2% to 35.8% at the end of 2001.

NOVA Chemicals continues to support the strategic initiatives Methanex has undertaken to enhance value for its shareholders. We believe in the long-term outlook for methanol and Methanex's ability to earn substantial returns when global economic activity improves. With limited new capacity expected through the end of 2003, Methanex is well positioned to take advantage of stronger methanol supply/demand fundamentals and the improved pricing which will result.

## METHANEX FINANCIAL HIGHLIGHTS

| (millions of dollars, except as noted) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Equity earnings (losses)[1, 2] | **$ 14** | $ 32 | $ (48) |
| Income tax expense | **(3)** | (9) | — |
| Net equity earnings (losses) | **$ 11** | $ 23 | $ (48) |
| Investment in Methanex[3, 4] | **$364** | $366 | $377 |
| Market value of investment[5] | **$260** | $302 | $123 |
| Number of shares held by NOVA Chemicals (millions) | **46.9** | 46.9 | 46.9 |
| Percent ownership[6] | **35.8%** | 29.2% | 27.1% |

1 Beginning in January 2000, NOVA Chemicals adopted the Canadian Institute of Chartered Accountants new standards regarding future income taxes which requires companies to record future (non-cash) income taxes on undistributed equity earnings.
2 Includes NOVA Chemicals' share of restructuring charges of $3 million in 2001 and $19 million in 1999.
3 Beginning in 2000, investment amount is shown net of future income tax liability of $33 million in 2001 and $34 million in 2000.
4 Original investment was $265 million.
5 Based on year-end closing price of Methanex shares on NASDAQ.
6 Increased as a result of not participating in Methanex's share buy-back and issuer bid programs.

### CASH FLOW

Economic conditions during 2001 resulted in a difficult year for NOVA Chemicals. Funds from operations fell to $94 million in 2001 from $611 million in 2000. As business conditions deteriorated, NOVA Chemicals took the necessary steps to focus on the areas it could control to generate cash and reduce debt.

DEBT CHANGES 1999–2001


millions of dollars
120
60
0
-60
-120
-180
1999
2000
2001
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Although NOVA Chemicals partially financed our $1 billion Joffre expansion and our approximate $1 billion in styrenics business acquisitions through debt, we also sold our interest in Dynegy Inc. for $741 million in 2000 to pay down debt. During the last half of 2001, we further reduced debt by $67 million through reductions in capital spending and working capital.

### CAPITAL SPENDING

During 2001, the completion of our Joffre expansion allowed us to reduce capital spending to $168 million from $440 million in 2000.

We also spent $54 million on scheduled turnaround activities at several plants. These turnarounds occur every three to four years and are required to ensure safe and efficient plant operations. In 2002, we have one major turnaround scheduled, the cost of which is not expected to exceed $10 million.

### WORKING CAPITAL

We reduced operating working capital by $184 million in 2001, approximately half of which was due to lower inventories resulting from our prompt production cut backs as demand weakened. The other half was the result of softer market prices as well as reduced receivable balances. In addition, we modified supplier payment terms to extend payables.

NOVA Chemicals also has the ability to recover cash taxes paid in prior years to the Canadian and U.S. governments of approximately $147 million, as a result of the losses incurred in 2001. These amounts are included in accounts receivable and we anticipate receiving these refunds by mid-2002 to further pay down debt.

In addition, we settled a dispute, dating back to 1968, with the U.S. Internal Revenue Service which resulted in a $67 million cash payment to NOVA Chemicals, $43 million of which was received during 2001. The balance was received in January 2002.

### RESTRICTED CASH

NOVA Chemicals has $78 million in cash on margin deposit related to retractable preferred shares (see note 12 to the consolidated financial statements). This restricted cash is included in "investments and other assets" in the consolidated balance sheet and was required as a result of the purchase of the retractable preferred shares by financial institutions from Huntsman. The amount of restricted cash is dependent upon the market value of NOVA Chemicals' 9.04% and 9.50% public preferred securities. In February 2002, the balance required to be on deposit was $68 million.

A summary of cash inflows and outflows for the past three years is shown below:

| (millions of dollars) | **2001** | 2000 | 1999 |
|---|---|---|---|
| **INFLOWS** | | | |
| Funds generated from operations | **$ 94** | $ 611 | $ 342 |
| Reduction (increase) in operating working capital | **184** | (260) | 53 |
| Cash generated from operations | **278** | 351 | 395 |
| Dynegy sale proceeds | **—** | 741 | — |
| Preferred securities issued | **—** | — | 165 |
| Other | **39** | 4 | 5 |
| | **317** | 1,096 | 565 |
| **OUTFLOWS** | | | |
| Capital expenditures | **(168)** | (440) | (620) |
| Turnaround costs, long-term investments and other assets | **(156)** | (8) | (12) |
| Shell acquisition | **—** | (212) | — |
| Common share buy-back program | **—** | (150) | — |
| Dividends and distributions | **(56)** | (59) | (61) |
| Increase in non-operating working capital | **(22)** | (187) | (69) |
| Reduction (increase) in cash | **17** | 32 | (22) |
| Net Debt (Addition) Reduction | **$ (68)** | $ 72 | $(219) |

### ASSET SALES

NOVA Chemicals is pursuing the sale of several non-strategic assets. In January 2002, we sold our interest in the Cochin Pipeline for $64 million. We have other assets which, when sold, are expected to generate cash of $100 to $150 million.

### DEBT TO TOTAL CAPITALIZATION

NOVA Chemicals' debt to total capitalization ratio rose to 48.5% by the end of 2001 from 42.9% in 2000. Of this 5.6% increase, 4.4% relates to lower equity, and 1.2% relates to higher debt levels. Total equity decreased by $312 million during 2001. The largest reason for this was a $140 million reduction in the book value of foreign assets as a result of lower Canadian and European exchange rates used to convert the book values of these assets to U.S. dollars. Equity was also reduced as a result of the net loss for the year and the payment of dividends.

NOVA Chemicals' target is to average about 40% debt to total capitalization over the course of the commodity chemical cycle. During trough conditions the ratio will tend to increase, and during peak times the ratio will tend to decrease.

## CAPITALIZATION

| December 31 (millions of dollars, except as noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Long-term debt[1] | **$1,522** | $1,451 | $1,525 |
| Shareholders' equity | **1,614** | 1,926 | 1,964 |
| Total capitalization | **$3,136** | $3,377 | $3,489 |
| Debt to total capitalization | **48.5%** | 42.9% | 43.7% |
| Interest coverage (deficiency) on long-term debt[2] | **(1.7)X** | 4.8X | 5.4X |
| EBITDA[3]/interest expense | **0.7X** | 16.0X | 7.8X |

1 Includes current portion and bank loans.
2 Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.
3 Operating income adding back depreciation and restructuring charges.

## CREDIT FACILITY

NOVA Chemicals' short-term liquidity needs are met through access to committed revolving credit facilities. On March 19, 2002, we received commitments from our existing banking syndicate to provide us with a new revolving credit facility of $310 million expiring in March 2004. Financial covenants are as follows: (1) a maximum debt to total capitalization ratio of 55%; (2) minimum shareholders' equity of $1.4 billion plus 50% of positive earnings and (3) minimum EBITDA to interest and preferred share dividends and distributions of (0.65)X for the three months ending March 31, 2002; (0.35)X for the six months ending June 30, 2002; 0.50X for the nine months ending September 30, 2002; 0.75X for the year ending December 31, 2002; 1.50X for the twelve months ending March 31, 2003 increasing by 0.50X each quarter thereafter until expiration.

In addition to the revolving facility, a bridge loan of up to $200 million, expiring December 31, 2002, has been obtained to repay amounts due under the old revolving credit facility. Proceeds from asset sales and tax refunds will be used to repay this loan.

## ACCOUNTS RECEIVABLE SECURITIZATION

NOVA Chemicals' off-balance sheet financing activities are limited to participation in accounts receivable securitization programs which NOVA Chemicals has been engaged in since 1999. We sell trade accounts receivable to third parties, on a revolving basis, to a maximum of $195 million (see note 4 to the consolidated financial statements). This program diversifies our sources of financing.

At December 31, 2001, we sold $154 million in receivables under the programs. Of this amount, $109 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. NOVA Chemicals has no right to any cash collected from these receivables, therefore neither the receivables nor any obligation to the purchasers, is reflected in our financial statements. We conduct no other business through SPE's.

## CREDIT RATINGS

NOVA Chemicals' current debt ratings are as follows:

| Senior Unsecured Debt | |
|---|---|
| Moody's | Baa3 (negative) |
| Standard & Poor's | BBB– (negative) |
| DBRS | BBB (low) (stable) |

These ratings are investment grade. Any downgrade from these levels will result in non-investment grade ratings. While reducing spending, we are closely managing cash and selling non-strategic assets to help maintain our financial position and investment grade ratings during the current economic downturn. If poor economic conditions persist and our ratings are lowered, we believe we would still have all necessary access to capital markets, although interest costs could increase.

### COMMITMENTS

NOVA Chemicals has various commercial commitments as summarized below. Operating leases are for office space and railcars. Unconditional purchase obligations relate to minimum amounts of feedstock and other raw materials that must be purchased pursuant to agreements entered into to secure short and long-term supply. Prices are based on market or a cost plus basis and fluctuate with changes in the underlying raw material indices. Obligations have been calculated using current pricing for purposes of the chart below.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual Cash Obligations (millions of dollars) | Total | 2002 | 2003 to 2004 | 2005 to 2006 | After 2006 |
| Long-term debt[1] | $1,522 | $ 200 | $ 113 | $ 405 | $ 804 |
| Operating leases | 537 | 43 | 78 | 66 | 350 |
| Unconditional[2] purchase obligations | 4,385 | 954 | 955 | 825 | 1,651 |
| *Total contractual cash obligations* | $6,444 | $1,197 | $1,146 | $1,296 | $2,805 |

1 Includes current portion and bank loans.
2 NOVA Chemicals could readily mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed purchase commitments by reselling these products at market prices.

## HEDGING ACTIVITIES

The Audit, Finance and Risk Committee of NOVA Chemicals' Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

### FOREIGN EXCHANGE HEDGING

NOVA Chemicals conducts business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. As a result, changes in exchange rates for these currencies will impact our earnings. The primary exposures relate to costs denominated in Canadian dollars and revenue in excess of costs denominated in Euros.

In 1995, our predecessor company, NOVA Corporation, put in place a hedging program which was assumed by NOVA Chemicals in July 1998. Our earnings exposure to the Canadian dollar was hedged through March 2003 with forward contracts to fix the exchange rate. Any gain or loss on the underlying exposure will be offset by the gain or loss on the forward contracts. Our hedging program involves $640 million equivalent of Canadian dollar costs at an average exchange rate of one Canadian dollar = U.S. 70 cents. In 2001, the Canadian dollar averaged 65 cents per U.S. dollar. As a result of this, after-tax earnings in 2001 were $29 million lower.

The unrecognized after-tax mark-to-market loss on these hedges was $43 million based on a 63 cent Canadian dollar on December 31, 2001. We do not intend to add to the size or term of this hedging program.

We have not hedged our exposure to fluctuations in the Euro. A 1 cent increase in the Euro versus the U.S. dollar will increase after-tax earnings by approximately $3 million.

### COMMODITY HEDGING AND FEEDSTOCK ACQUISITION

NOVA Chemicals manages its exposure to fluctuating commodity prices on its physical feedstock requirements by varying the mix of fixed and floating price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to our hedging policy. We also limit our position in feedstock futures markets to our proprietary feedstock requirements and do not use hedging instruments for speculative purposes. As a result of our hedging activities, after-tax earnings in 2001 were $55 million higher.

As of December 31, 2001, the net effect of all physical contracts, swaps and options was such that NOVA Chemicals had no commitment to purchase natural gas, crude oil condensate or natural gas liquids at fixed prices.

On December 31, 2001, the unrecognized after-tax mark-to-market gain of all commodity positions was $14 million. The hedged positions in place cover approximately 10% of the expected volume of overall crude oil, natural gas liquids, and condensate feedstock requirements and 46% of the expected requirements for natural gas feedstocks during 2002.

### INTEREST RATE HEDGING

NOVA Chemicals uses interest rate swaps to manage the mix between fixed and floating interest rate exposure. At December 31, 2001, we had fixed-for-floating swaps in place in the amount of $550 million and the unrecognized after-tax mark-to-market loss was $9 million.

During 2001, we crystallized a before-tax gain of $27 million on a previous swap. The gain is being amortized over the life of the related debt, and $24 million remained deferred at December 31, 2001.

At December 31, 2001, 42% of our debt had fixed interest rates averaging 7.3%, and 58% had floating interest rates averaging 3.5%.

For further details on hedging activities, please see note 23 to the consolidated financial statements.

## DIVIDENDS AND DISTRIBUTIONS

### COMMON SHARE DIVIDENDS

NOVA Chemicals pays dividends on its common shares, currently at the rate of 10 cents Canadian per quarter. There are no material restrictions on our ability to declare and pay dividends on our common shares. The declaration and payment of dividends is at the discretion of the Board of Directors of NOVA Chemicals, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. It is, however, our intention to retain most of our earnings to support current operations, further reduce our debt and continue to pay dividends at historic levels.

### PREFERRED SECURITIES DISTRIBUTIONS

NOVA Chemicals pays distributions on its preferred securities on a quarterly basis, at an annual rate of 9.50% on the $210 million issue and 9.04% on the $172.5 million issue. Distributions are tax deductible. We have the right, under certain conditions, to elect to defer payment of distributions on the securities for up to 20 consecutive quarterly periods. No distributions have been deferred to date.

### PREFERRED SHARE DIVIDENDS

NOVA Chemicals pays 2% quarterly dividends on the $198 million retractable preferred shares. These shares are retractable into 8.5 million common shares (plus preferred shares if the market value of such common shares is less than $198 million). We have the option to repurchase the shares. We also entered into a total return swap with respect to these shares (see note 12 to the consolidated financial statements).

## ACCOUNTING STANDARDS

Canadian accounting standards require NOVA Chemicals to implement the provisions of two new standards effective January 1, 2002.

### STOCK BASED COMPENSATION

The new Stock Based Compensation standard, similar to the current U.S. approach, introduces recognition and measurement standards for stock-based compensation plans. To date, Canadian generally accepted accounting principles (GAAP) only dealt with disclosure standards. The new standard allows a choice of either valuing stock options at inception and recording this cost as compensation expense or charging equity when the options are exercised.

We currently follow the equity approach under both Canadian and U.S. GAAP and will continue this practice in 2002. Since pro-forma earnings per share information is currently provided in the U.S. GAAP note to our financial statements, no additional disclosures will be required to outline the impact of a fair value approach on earnings.

### FOREIGN CURRENCY TRANSLATION

The new Foreign Currency Translation standard also harmonizes Canadian GAAP with U.S. GAAP by eliminating the deferral and amortization of unrealized translation gains and losses on foreign denominated monetary items with a fixed life. These new rules will have little impact on NOVA Chemicals since our Canadian dollar debt is designated as a partial hedge of our Canadian assets. The Canadian denominated debt is translated at current rates of exchange with the resultant gain or loss deferred in a separate component of Shareholders' Equity.

## SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA) and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

### EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statements of Income (Loss) by adding back depreciation and restructuring charges to operating income (loss).

### NET INCOME (LOSS) TO COMMON SHAREHOLDERS BEFORE UNUSUAL ITEMS

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets, restructuring charges and other unusual items are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

| Unusual items (millions of dollars) Year ended December 31 | 2001 | 2000 | 1999 |
|---|---|---|---|
| Restructuring charges | $(17) | $(71) | $(12) |
| Tax settlements with IRS | 44 | – | – |
| Loss on hedges of former economic exposures | – | – | (60) |
| Methanex asset write-down and restructuring charges | (3) | – | (19) |
| Reductions in income tax rates on future tax liabilities | 17 | 29 | – |
| Gain on sale of Dynegy Inc. preferred shares | – | 21 | 184 |
| Income (expense) | $ 41 | $(21) | $ 93 |

## ENVIRONMENTAL COSTS

The risk of substantial environmental costs and liabilities is inherent in certain operations and products of NOVA Chemicals, as it is with other companies engaged in similar businesses. Material costs and liabilities, including uninsured liabilities, may be incurred with respect to future operations.

NOVA Chemicals also has liabilities and obligations under applicable environmental laws and regulations in connection with discontinued operations. In addition, we have specific contractual obligations with respect to pre-closing environmental conditions at certain facilities divested by predecessor companies. Environmental investigations have been or are being conducted in accordance with governmental standards and guidelines at these discontinued operations and facilities. Remedial work based on these investigations has commenced. The estimated liability of $15 million to dismantle and remediate discontinued facilities and sites has been provided for in our financial statements. We spent $3 million on these remediation activities in 2001 and expect to spend $2 million in 2002. At some locations, we negotiated agreements to recover a portion of these costs from third parties on the basis of their previous activities.

NOVA Chemicals has also accrued $14 million for environmental costs related to sites currently being operated. Although the ultimate costs to dismantle and remediate these sites is not known, we are accruing, over the life of these assets, minimum amounts we deem appropriate given current remediation standards and technology.

Environmental expenditures, including pollution abatement and remedial programs, were $25 million in 2001, $22 million in 2000 and $28 million in 1999. They are estimated to be $21 million in 2002.

# CONSOLIDATED SIX-YEAR REVIEW

NOVA CHEMICALS CORPORATION

| (millions of U.S. dollars, except per share amounts, ratios and miscellaneous data)[1] | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|
| **OPERATING RESULTS** | | | | | | |
| Revenue | $ 3,194 | 3,916 | 2,808 | 2,075 | 2,285 | 2,069 |
| Operating income (loss) | $ (195) | 414 | 305 | 103 | 229 | 271 |
| Net income (loss) | $ (128) | 302 | 253 | 18 | 111 | 153 |
| Total assets | $ 4,359 | 4,754 | 4,559 | 3,580 | 2,687 | 2,635 |
| **CAPITALIZATION** | | | | | | |
| Current bank loans | $ 14 | 28 | — | — | 57 | — |
| Long-term debt[2] | 1,508 | 1,423 | 1,525 | 1,297 | 726 | 735 |
| Shareholders' equity[3] | 1,614 | 1,926 | 1,964 | 1,512 | 1,173 | 1,257 |
| Total capitalization | $ 3,136 | 3,377 | 3,489 | 2,809 | 1,956 | 1,992 |
| **CASH FLOW DATA** | | | | | | |
| Plant, property & equipment additions | $ 168 | 440 | 620 | 367 | 223 | 175 |
| Cash from operations | $ 278 | 351 | 395 | 198 | 227 | 123 |
| Net debt additions (repayments)[4] | $ 68 | (72) | 219 | 502 | 23 | 214 |
| **SUPPLEMENTAL EARNINGS MEASURES** | | | | | | |
| Net income (loss) to common shareholders before unusual items[5] | $ (202) | 287 | 124 | 28 | 152 | 175 |
| Net income (loss) to common shareholders after unusual items | $ (161) | 266 | 217 | 16 | 111 | 153 |
| **DATA PER COMMON SHARE[6]** | | | | | | |
| Net income (loss) before unusual items[5] — basic | $ (2.37) | 3.23 | 1.34 | 0.30 | 1.65 | 1.90 |
| — diluted[7] | $ (2.37) | 3.06 | 1.32 | 0.30 | 1.65 | 1.90 |
| Net income (loss) after unusual items — basic | $ (1.88) | 3.00 | 2.35 | 0.17 | 1.21 | 1.66 |
| — diluted[7] | $ (1.88) | 2.84 | 2.26 | 0.17 | 1.21 | 1.66 |
| Common shareholders' equity at year-end[3, 8] | $ 13.05 | 16.52 | 15.58 | 12.96 | 12.75 | 13.66 |
| **RATIOS** | | | | | | |
| Return on average common equity[9] | %(16.5) | 21.2 | 9.9 | 2.3 | 12.2 | 14.1 |
| Debt to total capitalization[4] | %48.5 | 42.9 | 43.7 | 46.2 | 40.0 | 36.9 |
| Funds flow coverage of financial charges[10] | 1.7x | 6.0x | 4.2x | 3.6x | 5.3x | 7.1x |
| **MISCELLANEOUS DATA** | | | | | | |
| Employees at year-end[11] | 4,600 | 4,700 | 4,700 | 4,200 | 3,400 | 3,400 |
| Closing share price[12] — TSE (Cdn$) | 30.75 | 28.10 | 28.25 | 20.00 | N/A | N/A |
| — NYSE (U.S.$) | 19.27 | 18.81 | 19.31 | 13.06 | N/A | N/A |

1 For all periods prior to July 2, 1998, Canadian dollar amounts have been restated in U.S. dollars using an exchange rate of $1.00 Canadian = U.S. $0.68.
2 Includes current portion of long-term debt.
3 All years prior to 1998 are net of advances to parent and affiliates.
4 Includes current bank loans.
5 Unusual items were $41 million in 2001, $(21) million in 2000 and $93 million in 1999 (see page 40 of the Management Discussion and Analysis for a complete listing). Unusual items were $(12) million in 1998 (restructuring charge), $(41) million in 1997 ($(39) million—NOVA Chemicals' share of Dynegy restructuring charge and $(2) million—other) and $(22) million in 1996 (NOVA Chemicals' share of Methanex restructuring charge).
6 85 million weighted average common shares outstanding in 2001 (89 million in 2000, 93 million in 1999, and assumes 92 million in all other comparative periods).
7 On January 1, 2001, NOVA Chemicals adopted the new Earnings Per Share standard required by the Canadian Institute of Chartered Accountants (CICA). The new standard requires the use of the treasury stock method rather than the imputed earnings method for the calculation of diluted earnings per share. Comparative numbers have been restated.
8 1998 to 2001, inclusive, assume the retractable preferred shares were exchanged for 8.5 million common shares.
9 Net income (loss) to common shareholders before unusual items divided by average common equity excluding preferred securities and retractable preferred shares. 1997 and 1996 average common equity is net of advances to parent and affiliates.
10 Funds from operations plus interest expense (net) less interest income divided by gross interest expense.
11 1999 includes the addition of Shell employees; 1998 includes the addition of Huntsman employees.
12 NOVA Chemicals was launched as an independent, publicly traded company on July 2, 1998. As a result, no comparable share price information is available prior to that date.

# SUMMARIZED QUARTERLY FINANCIAL INFORMATION

| Three months ended (unaudited; millions of U.S. dollars, except per share amounts) | 2001 March 31 | 2001 June 30 | 2001 Sept 30 | 2001 Dec 31 | 2000 March 31 | 2000 June 30 | 2000 Sept 30 | 2000 Dec 31 |
|---|---|---|---|---|---|---|---|---|
| Revenue | $ 964 | 833 | 743 | 654 | 938 | 970 | 988 | 1,020 |
| Operating income (loss) | $ (4) | (11) | (80) | (100) | 125 | 175 | 158 | (44) |
| Net income (loss) | $ 24 | 3 | (57) | (98) | 78 | 126 | 101 | (3) |
| Net income (loss) per share — basic | $0.18 | (0.07) | (0.76) | (1.23) | 0.75 | 1.30 | 1.05 | (0.14) |
| — diluted[1] | $0.17 | (0.07) | (0.76) | (1.23) | 0.72 | 1.20 | 0.98 | (0.14) |
| Weighted average common shares outstanding (millions) | 84.9 | 85.3 | 85.7 | 85.7 | 91.9 | 89.7 | 87.6 | 85.5 |

1 On January 1, 2001, NOVA Chemicals adopted the new Earnings Per Share standard required by the CICA. The new standard requires the use of the treasury stock method rather than the imputed earnings method for the calculation of diluted earnings per share. Comparative numbers have been restated.

# MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

The consolidated financial statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for developing internal controls over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy. Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of non-management directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

**Jeffrey M. Lipton**
President & Chief Executive Officer
March 7, 2002
Calgary, Canada

**Larry A. MacDonald**
Senior Vice President & Chief Financial Officer

# AUDITORS' REPORT

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited the consolidated balance sheets of NOVA Chemicals Corporation as at December 31, 2001, 2000, and 1999 and the consolidated statements of income (loss) and reinvested earnings and cash flow for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2001, 2000, and 1999 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

March 7, 2002
Calgary, Canada

**Ernst & Young LLP**
Chartered Accountants

# CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND REINVESTED EARNINGS

NOVA CHEMICALS CORPORATION

| Year ended December 31 (millions of U.S. dollars, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| REVENUE | $3,194 | $3,916 | $2,808 |
| Feedstock and operating costs | 2,901 | 2,960 | 2,159 |
| Research and development | 40 | 39 | 31 |
| Selling, general and administrative | 191 | 197 | 140 |
| Restructuring charges (note 16) | 27 | 118 | 18 |
| Depreciation | 230 | 188 | 155 |
| | 3,389 | 3,502 | 2,503 |
| Operating income (loss) | (195) | 414 | 305 |
| Interest expense (notes 4 and 9) | (88) | (45) | (61) |
| Equity in earnings (losses) of affiliates (note 6) | 14 | 32 | (11) |
| Other gains (note 17) | 58 | 32 | 251 |
| | (16) | 19 | 179 |
| Income (loss) before income taxes | (211) | 433 | 484 |
| Income tax recovery (expense) (note 18) | 83 | (131) | (231) |
| NET INCOME (LOSS) | (128) | 302 | 253 |
| Reinvested earnings, beginning of year | 924 | 814 | 627 |
| Repurchased shares (note 13) | — | (109) | — |
| Change in accounting policies (note 2) | — | (24) | — |
| Common share dividends | (23) | (23) | (25) |
| Preferred securities dividends and distributions | (33) | (36) | (36) |
| Preferred securities issue costs | — | — | (5) |
| Reinvested earnings, end of year | $ 740 | $ 924 | $ 814 |
| Weighted average number of common shares outstanding (millions) | 85 | 89 | 93 |
| Net income (loss) per common share—basic | $ (1.88) | $ 3.00 | $ 2.35 |
| —diluted (notes 2 and 13) | $ (1.88) | $ 2.84 | $ 2.26 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS

**NOVA CHEMICALS CORPORATION**

| December 31 (millions of U.S. dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets | | | |
| Cash and cash equivalents | $ 10 | $ 27 | $ 59 |
| Accounts receivable (note 4) | 362 | 451 | 226 |
| Inventories (note 5) | 279 | 533 | 380 |
| Sale proceeds receivable | — | — | 542 |
| | 651 | 1,011 | 1,207 |
| Investments and other assets (note 6) | 549 | 447 | 589 |
| Plant, property and equipment, net (note 7) | 3,159 | 3,296 | 2,763 |
| | $4,359 | $4,754 | $4,559 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Current liabilities | | | |
| Bank loans | $ 14 | $ 28 | $ — |
| Accounts payable and accrued liabilities (note 8) | 437 | 617 | 563 |
| Long-term debt installments due within one year (note 9) | 186 | 17 | 385 |
| | 637 | 662 | 948 |
| Long-term debt (note 9) | 1,322 | 1,406 | 1,140 |
| Deferred credits (note 10) | 786 | 760 | 507 |
| | 2,745 | 2,828 | 2,595 |
| Contingencies and commitments (notes 9 and 21) | | | |
| **SHAREHOLDERS' EQUITY** | | | |
| Preferred securities (note 11) | 383 | 383 | 383 |
| Retractable preferred shares (note 12) | 198 | 198 | 198 |
| Common shares (note 13) | 472 | 460 | 497 |
| Cumulative translation adjustment | (179) | (39) | 72 |
| Reinvested earnings | 740 | 924 | 814 |
| | 1,614 | 1,926 | 1,964 |
| | $4,359 | $4,754 | $4,559 |

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Kerry L. Hawkins, Director

Jeffrey M. Lipton, Director

# CONSOLIDATED STATEMENTS OF CASH FLOW

**NOVA CHEMICALS CORPORATION**

| Year ended December 31 (millions of U.S. dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income (loss) | **$(128)** | $ 302 | $ 253 |
| Depreciation | **230** | 188 | 155 |
| Future income taxes (recovery) | **(4)** | 93 | 94 |
| Other (gains) and losses (net of current tax) | **—** | 60 | (173) |
| Equity in (earnings) losses of affiliates | **(14)** | (32) | 11 |
| Asset write-downs and other | **10** | — | 2 |
| Funds from operations | **94** | 611 | 342 |
| Changes in non-cash working capital (note 19) | **184** | (260) | 53 |
| Cash from operations | **278** | 351 | 395 |
| **INVESTING ACTIVITIES** | | | |
| Investment sale proceeds | **—** | 741 | — |
| Shell acquisition (note 3) | **—** | (212) | — |
| *Plant, property and equipment additions* | **(168)** | (440) | (620) |
| Turnaround costs, long-term investments and other assets | **(156)** | (8) | (12) |
| Changes in non-cash working capital (note 19) | **(16)** | (186) | 17 |
| | **(340)** | (105) | (615) |
| **FINANCING ACTIVITIES** | | | |
| Increase (decrease) in current bank loans | **(14)** | 28 | — |
| Proceeds on crystallization of swap positions | **27** | — | — |
| Long-term debt additions | **302** | 170 | 272 |
| Long-term debt repayments | **(61)** | (385) | (187) |
| Increase (decrease) in revolving debt | **(159)** | 115 | 134 |
| Preferred securities issued | **—** | — | 165 |
| Preferred securities dividends and distributions | **(33)** | (36) | (36) |
| Common shares issued | **12** | 4 | 5 |
| Common shares repurchased | **—** | (150) | — |
| Common share dividends | **(23)** | (23) | (25) |
| Changes in non-cash working capital (note 19) | **(6)** | (1) | (86) |
| | **45** | (278) | 242 |
| Increase (decrease) in cash and cash equivalents | **(17)** | (32) | 22 |
| Cash and cash equivalents, beginning of year | **27** | 59 | 37 |
| Cash and cash equivalents, end of year | **$ 10** | $ 27 | $ 59 |

See accompanying notes to consolidated financial statements.

## 1 | BASIS OF PRESENTATION

NOVA Chemicals became an independent, publicly traded corporation on July 2, 1998 following the merger of NOVA Corporation and TransCanada Pipelines Limited. NOVA Chemicals is incorporated under the laws of Alberta, Canada. Where used in these financial statements, "NOVA Chemicals" or "the Corporation" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The consolidated financial statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures.

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 24, United States Generally Accepted Accounting Principles.

The Corporation measures and reports its consolidated financial statements in U.S. dollars.

## 2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### CHANGE IN ACCOUNTING POLICY—EARNINGS PER SHARE

Effective January 1, 2001, NOVA Chemicals implemented the new Earnings Per Share standard of the Canadian Institute of Chartered Accountants (CICA) with regard to the calculation of diluted earnings per share. The new methodology establishes dilution assuming proceeds from the exercise of dilutive warrants and options are used to purchase common shares at the average market price. The old methodology imputed earnings on reinvestment of assumed proceeds. Diluted earnings per share numbers of prior years have been restated (see note 13). Diluted earnings (loss) per share under the old methodology would have been $(1.88) in 2001, $2.71 in 2000 and $2.19 in 1999.

### COST OF SERVICE

Under the terms of certain sales agreements, the Corporation sells ethylene on a take-or-pay basis, for a price determined by a cost-of-service formula that includes the cost of fuel and feedstock, operating expenses, depreciation, income taxes, return on capital and realized foreign exchange gains or losses in respect of debt service. The return on capital includes a 20% after-tax return on equity based on a deemed debt to equity ratio.

### CASH AND CASH EQUIVALENTS

Short-term investments extending not greater than 30 days are considered to be cash equivalents, and are recorded at cost, which approximates current market value.

### FOREIGN CURRENCY TRANSLATION

The Corporation's foreign operations are considered self-sustaining and were translated into Canadian dollars up to December 30, 1999, using the current rate method. On December 31, 1999, NOVA Chemicals began measuring its consolidated financial statements in U.S. dollars, thereby requiring foreign operations to be translated to U.S. dollars using the current rate method on a prospective basis. Resulting translation gains or losses are deferred in a separate component of common shareholders' equity entitled Cumulative Translation Adjustment (CTA) until there is a realized reduction of the investment in the foreign operations. The CTA balance represents the net unrealized foreign currency translation gain (loss) on the Corporation's net investment in self-sustaining foreign operations.

The change in measurement currency to the U.S. dollar on December 31, 1999 had no significant effect on the Corporation's financial statements other than the impact on accounting for NOVA Chemicals' hedged position (see note 23).

Foreign-denominated long-term monetary items, principally long-term debt, are translated at the current rate of exchange and the resulting gains or losses are deferred in CTA since Canadian dollar debt is designated as a hedge of Canadian assets.

### HEDGING ACTIVITIES

The Corporation enters into derivative contracts to reduce its exposure to changes in feedstock prices and fluctuations in interest and foreign exchange rates. Gains or losses on the hedging instruments are recognized when the hedged transactions mature. They offset the effects of changes in commodity purchase prices, interest payments and foreign exchange gains or losses on foreign cash flows (see note 23).

### INVENTORIES

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

### INVESTMENTS

Investments in affiliates, over which the Corporation exercises significant influence, but not control, are accounted for by the equity method. Under this method, the investment is carried at cost plus the related share of undistributed earnings. Other investments, except investments in joint ventures, are carried at cost.

### JOINT VENTURES

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under the proportionate consolidation method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

### PLANT, PROPERTY & EQUIPMENT

NOVA Chemicals' plant, property and equipment consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. Plant, property and equipment is valued at historical cost. When it is determined that an asset's undiscounted cash flows are below carrying value, NOVA Chemicals writes down the asset to net realizable value. In management's judgement, the estimated undiscounted cash flows generated by the Corporation's assets are in excess of their carrying amount. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Future removal and site restoration costs are provided for on a straight-line basis over the expected remaining economic lives of the assets when such costs can be reasonably determined.

Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

### DEPRECIATION

Plant and equipment are depreciated on a straight-line basis at annual rates ranging from 5% to 33%. These rates are designed to write the assets off over their estimated useful lives. The Alberta ethylene plants and the hydrogen plant are depreciated over the lives of the related sales agreements.

### DEFERRED START-UP COSTS

Costs associated with start-up activities on constructed plants such as the new ethylene plant, the cogeneration facility, and the new polyethylene plant utilizing Advanced SCLAIRTECH technology in Joffre, Alberta, are deferred from the date of mechanical completion of the facilities until the date of commercial service. Revenues earned during this period are credited to deferred start-up costs. Amortization of these costs is over a 5-year period.

## INCOME TAXES

Cost-of-service activities operate under billing structures that allow NOVA Chemicals to recover related income tax costs from customers based on the taxes payable method. NOVA Chemicals records income tax expense on these operations equal to recoverable amounts.

NOVA Chemicals adopted the recommendations of the CICA with respect to accounting for future income taxes on January 1, 2000. For non-cost-of-service operations, the liability method of tax allocation accounting was adopted and applied retroactively on a cumulative adjustment basis. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Deferred tax expense was based on differences in the timing of reporting income and expenses in financial statements and tax returns.

Under the liability method, future income taxes are also provided on the difference between the accounting and tax basis of equity investments. One of these differences results from recording equity earnings (losses) for accounting purposes. Accordingly, income tax expense (recovery) is now provided on equity earnings (losses). Previously, such taxes were not recorded until the investment was sold.

The effect of adopting the new recommendations on NOVA Chemicals' balance sheet was to increase the carrying value of plant, property and equipment and future income tax liabilities by $297 million and $353 million, respectively, and reduce shareholders' equity by $56 million as at January 1, 2000. Because of the increase in plant, property and equipment, depreciation expense will increase in 2000 and future years. This increase will be offset by an equal reduction in future income taxes.

## EMPLOYEE FUTURE BENEFITS

As of January 1, 2000, NOVA Chemicals adopted the CICA accounting recommendations with respect to employee future benefits. The accounting change was applied prospectively and resulted in a $51 million increase in a net employee future benefit asset ($33 million after-tax) that will be amortized as a reduction of pension and post-retirement expense over the expected average remaining service lifetime of employees.

### Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as the employees provide services. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. For purposes of calculating the expected return on plan assets, pension assets are revalued at fair value.The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with plan agreements.

### Post-retirement benefits other than pensions

In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide services.

### DEFERRED SHARE UNIT PLANS

Units issued under the Plans are calculated based on annual management incentive awards or non-employee director fees. The cost of the units earned is expensed as employees and non-employee directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value are amortized on a straight-line basis over the estimated average remaining service lifetime of individuals participating in the Plans.

### STOCK-BASED COMPENSATION PLAN

The Corporation has a stock-based compensation plan for which no compensation expense is recognized where stock or stock options are issued to and paid for by employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock repurchased or stock options cancelled, is charged to reinvested earnings.

### SECURITIZATIONS

Securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. Interest and discount fees, net of servicing fees, on the portfolio of sold receivables are recorded as interest expense.

### MEASUREMENT UNCERTAINTY

The preparation of these consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates.

### COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

## 3 | ACQUISITION

On January 31, 2000, the Corporation acquired Royal Dutch/Shell's European polystyrene operations (Shell) for $185 million plus working capital of $27 million.

The acquisition was accounted for using the purchase method, with the purchase price and related costs allocated as follows:

| (millions of dollars) | |
|---|---|
| Net assets acquired at assigned values | |
| Net current assets | $ 27 |
| Plant, property and equipment | 210 |
| Other assets | 11 |
| | $248 |
| Cash consideration | $212 |
| Transaction and integration costs | 36 |
| | $248 |

## 4 | ACCOUNTS RECEIVABLE

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Trade | $154 | $262 | $155 |
| Other | 74 | 133 | 75 |
| Allowance for doubtful accounts | (13) | (10) | (4) |
| | 215 | 385 | 226 |
| Income taxes receivable | 147 | 66 | — |
| | $362 | $451 | $226 |

### ACCOUNTS RECEIVABLE SECURITIZATIONS

Beginning in 1999, the Corporation sold undivided interests in certain trade accounts receivable in revolving securitization transactions in which the Corporation retains servicing responsibilities. The Corporation is subject to certain recourse provisions under the agreements and has provided reserves to cover bad debt losses, as well as discounts, rebates and other non-cash reductions (dilution) on sold accounts receivable. As collections reduce previously sold interests, new accounts receivable are sold, to a maximum amount equal to the lesser of eligible receivables or $195 million. The proceeds of sale are equal to the face amount of the accounts receivable sold and the sales are reflected as a reduction of accounts receivable and as operating cash flows. The Corporation pays fees approximating the purchasers' financing cost of issuing its own commercial paper backed by these accounts receivable.

Information regarding the Corporation's securitization programs is as follows:

| December 31 (millions of dollars, unless otherwise noted) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Facility limit and amount sold at end of year | $154[1] | $195 | $195 |
| Loss, dilution and other reserves (minimum, as a % of accounts receivable sold) | 13% | 7% | 7% |
| Interest expense, net of servicing fees | $ 7 | $ 11 | $ 2 |

1 During 2001, NOVA Chemicals was required to repay $41 million of the facility due to decreases in accounts receivable balances. $24 million of this amount is reflected in accrued liabilities at December 31, 2001 (see note 8).

One of the Corporation's securitization transactions involves the use of a special purpose entity (SPE). Information regarding the cash flows between the Corporation and the SPE are as follows:

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Proceeds from (repayment of) new securitizations | $ (28) | $ — | $135 |
| Proceeds from collections reinvested in revolving period securitizations[1] | $1,410 | $1,562 | $266 |
| Servicing fees received | $ 2 | $ 2 | $ — |
| Other cash flows received | $ 48 | $ 153 | $ — |

1 Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

## 5 | INVENTORIES

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Materials and supplies | $ 38 | $ 38 | $ 34 |
| Raw materials | 93 | 172 | 114 |
| Finished goods | 148 | 323 | 232 |
| | $279 | $533 | $380 |

## 6 | INVESTMENTS AND OTHER ASSETS

| Year ended December 31 (millions of dollars) | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Investment** | **Equity Earnings** | Investment | Equity Earnings | Investment | Equity Earnings (Losses) |
| Equity investments | | | | | | |
| Methanex[1] | **$397** | **$14** | $400 | $32 | $377 | $(48) |
| Dynegy Inc. | **—** | **—** | — | — | — | 37 |
| Other investments[2] | **17** | **—** | 17 | — | 23 | — |
| Other assets | **135** | **—** | 30 | — | 189 | — |
| | **$549** | **$14** | $447 | $32 | $589 | $(11) |

1 Equity earnings (losses) include $3 million (2000–$nil and 1999–$19 million) representing NOVA Chemicals' share of Methanex's restructuring charges.
2 Includes an investment of $15 million in a special purpose entity with respect to the accounts receivable securitization program described in Note 4.

### METHANEX CORPORATION

In 2001, Methanex completed a substantial issuer bid for repurchase of 18% of its outstanding common shares and commenced a normal course issuer bid for repurchase of 10% of its outstanding common shares. NOVA Chemicals did not tender any of its shares and as a result, the Corporation's holding in Methanex rose to 35.8% at December 31, 2001 (2000—29.2% and 1999—27.1%). The market value of NOVA Chemicals' investment in Methanex shares at December 31, 2001 was approximately $260 million (2000—$302 million and 1999—$123 million). After deducting future income taxes, NOVA Chemicals' net investment in Methanex was $364 million on December 31, 2001. Methanex operates in a highly cyclical business and its share price can fluctuate significantly. NOVA Chemicals continues to believe it can more than recover the book value of its investment. During 2001, the market value of the Corporation's investment was as high as $420 million and was $339 million on March 7, 2002.

The following is summarized financial information for Methanex:

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | **$1,149** | $1,061 | $ 695 |
| Operating expenses and depreciation | **$1,024** | $ 866 | $ 801 |
| Net income (loss)[1] | **$ 71** | $ 145 | $ (150) |

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current assets | **$ 576** | $ 664 | $ 462 |
| Plant, property and equipment & other assets | **1,117** | 1,140 | 1,182 |
| Current liabilities | **(265)** | (137) | (123) |
| Long-term liabilities | **(493)** | (622) | (565) |
| Shareholders' equity | **$ 935** | $1,045 | $ 956 |

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash inflows (outflows) from: | | | |
| Operating activities | **$ 376** | $ 216 | $ 8 |
| Financing activities | **$ (188)** | $ (78) | $ (5) |
| Investing activities | **$ (83)** | $ (63) | $ (138) |

1 2001 includes an $11 million asset restructuring charge (1999—$14 million). 1999 also includes an asset write-down of $55 million.

### PURCHASE PRICE EXCESS

The cost of the Corporation's investment in Methanex exceeded NOVA Chemicals' share of its underlying net book value at acquisition date. Purchase price excess is allocated to plant, property and equipment and is amortized over twenty years. Amortization expense was $6 million in 2001 (2000—$8 million and 1999—$7 million). At December 31, 2001, the unamortized purchase price excess was $64 million after consideration of Methanex's share buy-back programs (2000—$81 million and 1999—$92 million).

### OTHER ASSETS

Other assets are mainly comprised of the following:

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Restricted cash on retractable preferred shares (note 12) | $ 78 | $ — | $ — |
| Deferred debt issue costs[1] | 16 | 8 | 8 |
| Deferred start-up costs[2] | 18 | — | — |
| Other | 23 | 22 | 14 |
| Dynegy Inc. preferred shares | — | — | 167 |
| | $135 | $30 | $189 |

1 Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments.
2 Start-up costs consist of operating losses on constructed assets in Joffre, Alberta. These costs were deferred on the facilities until commercial production levels were achieved in 2001. Start-up costs are amortized over 5 years beginning in 2001.

### PETROCHEMICAL JOINT VENTURES

NOVA Chemicals owns a 50% interest in an ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. Both facilities were mechanically complete and achieved commercial production in December 2000. In addition, the Corporation has a 50% interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and a 33.3% interest in an ethane gathering system in Alberta. NOVA Chemicals also owned a 20% interest in the Cochin Pipeline, which transports ethane, ethylene and other products from Alberta to markets in Ontario and the United States (see note 25).

The following is summarized financial information for NOVA Chemicals' interests in these joint ventures, which the Corporation reports on a line-by-line basis in its accounts:

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | $ 144 | $ 61 | $ 34 |
| Operating expenses, depreciation & income taxes | (138) | (48) | (24) |
| Net income | $ 6 | $ 13 | $ 10 |

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current assets | $ 20 | $ 31 | $ 7 |
| Plant, property and equipment & other assets | 514 | 562 | 473 |
| Current liabilities | (25) | (37) | (7) |
| Long-term liabilities | (28) | (24) | (22) |
| Venturers' equity | $ 481 | $532 | $ 451 |

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash inflows (outflows) from: | | | |
| Operating activities | $ 31 | $ 19 | $ 15 |
| Financing activities | $ 2 | $ 2 | $ 22 |
| Investing activities | $ (14) | $ (91) | $(284) |

## 7 | PLANT, PROPERTY & EQUIPMENT

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Plant and equipment | $ 4,818 | $ 4,218 | $ 3,361 |
| Land | 33 | 31 | 30 |
| Under construction | 85 | 702 | 921 |
| | 4,936 | 4,951 | 4,312 |
| Accumulated depreciation | (1,777) | (1,655) | (1,549) |
| Net book value | $ 3,159 | $ 3,296 | $ 2,763 |

## 8 | ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Accounts payable | | | |
| Trade | **$241** | $351 | $229 |
| Other | **20** | 31 | 23 |
| | **261** | 382 | 252 |
| Accrued liabilities | | | |
| Interest | **21** | 23 | 20 |
| Accounts receivable securitization programs[1] | **24** | — | — |
| Deferred credit on hedges of former economic exposures[2] | **16** | 37 | 38 |
| Site cleanup and restoration | **3** | 4 | 4 |
| Dividends | **7** | 13 | 14 |
| Income taxes payable | **—** | — | 74 |
| Other | **105** | 158 | 161 |
| | **176** | 235 | 311 |
| | **$437** | $617 | $563 |

1 Represents amounts repayable pursuant to the Corporation's accounts receivable securitization programs (see note 4).
2 Represents portion of deferred credit on hedges of former economic exposures maturing within one year (see notes 10 and 23).

## 9 | LONG-TERM DEBT

| December 31 (millions of dollars, unless otherwise noted) | | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|---|
| | Maturity | **Debt** | **Average Year-end Interest Rate[1]** | Debt | Average Year-end Interest Rate | Debt | Average Year-end Interest Rate |
| Unsecured debentures and notes | 2005 to 2028 | **$ 632** | **7.3%** | $ 642 | 7.4% | $ 625 | 7.1% |
| Unsecured loans | 2003 | **295** | **2.9%** | 454 | 6.1% | 339 | 5.5% |
| Medium-term notes | 2006 to 2009 | **550** | **3.7%** | 250 | 7.4% | 250 | 7.4% |
| Other unsecured debt | 2004 to 2020 | **31** | **6.3%** | 77 | 7.5% | 91 | 6.3% |
| Huntsman Acquisition Facility | 2000 | **—** | **—** | — | — | 220 | 6.8% |
| | | **1,508** | | 1,423 | | 1,525 | |
| Less installments due within 1 year | | **(186)** | | (17) | | (385) | |
| | | **$1,322** | | $1,406 | | $ 1,140 | |

1 Average year-end interest rates include the effects of interest rate swaps (see note 23).

### UNSECURED DEBENTURES AND NOTES

These debentures and notes are unsecured borrowings which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

| Maturity | Stated Interest Rate (%) | Debt | | |
|---|---|---|---|---|
| December 31 (millions of dollars, unless otherwise noted) | | **2001** | 2000 | 1999 |
| 2005 | 7.0 | **$100** | $100 | $100 |
| 2010[1] | 7.85 | **157** | 167 | — |
| 2025[2] | 7.875 | **100** | 100 | 100 |
| 2026[3] | 7.0 | **150** | 150 | 150 |
| 2028[4] | 7.25 | **125** | 125 | 125 |
| 2000 | 6.5 | **—** | — | 150 |
| | | **$632** | $642 | $625 |

1 $250 million Canadian; redeemable at the option of the Corporation at any time.
2 Redeemable at the option of the Corporation on or after September 15, 2005.
3 Redeemable at the option of the holders on or after August 15, 2003.
4 Redeemable at the option of the holders on or after August 15, 2008.

### UNSECURED LOANS

The Corporation has a committed credit facility from a syndicate of Canadian and U.S. banks of $500 million ($800 million Canadian). The credit facility provides for borrowings under a revolving line of credit and the issuance of letters of credit. Drawings under the revolving line of credit are at floating rates with a 364-day renewable revolving period with a six-month term out option. In 2002, the available facility will be reduced by a minimum of $50 million per quarter. The facility will be further reduced by the amount of any asset sale proceeds in excess of the minimum $50 million per quarter reduction. Committed credit facility reductions will occur until the facility reaches $350 million at the renewal date of October 31, 2002.

### MEDIUM-TERM NOTES

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt. The $300 million 7% notes are due in May 2006 and are not redeemable by the Corporation or the holders prior to maturity. The $250 million 7.4% notes are due in April 2009 and the Corporation may redeem them at any time.

### REPAYMENT REQUIREMENTS

Repayment requirements in respect of long-term debt for the five years following December 31, 2001 are:

| | (millions of dollars) |
|---|---|
| 2002 | $186 |
| 2003 | $113 |
| 2004 | $ — |
| 2005 | $103 |
| 2006 | $302 |

### INTEREST EXPENSE

| Year ended December 31 (millions of dollars) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Interest on long-term debt | **$ 96** | $ 98 | $ 91 |
| Interest on bank loans and securitizations | **8** | 10 | 4 |
| Other | **4** | 2 | 1 |
| Gross interest expense | **108** | 110 | 96 |
| Interest capitalized during plant construction | **(18)** | (59) | (34) |
| Interest income | **(2)** | (6) | (1) |
| Interest expense (net) | **$ 88** | $ 45 | $ 61 |

## 10 | DEFERRED CREDITS

| December 31 (millions of dollars) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Future income taxes (notes 2 and 18) | **$615** | $601 | $305 |
| Pension and post-retirement benefit obligations | **83** | 68 | 67 |
| Deferred gain on swap settlement[1] | **24** | — | — |
| Site cleanup and restoration | **26** | 31 | 33 |
| Deferred credit on hedges of former economic exposures[2] | **3** | 20 | 57 |
| Other | **35** | 40 | 45 |
| | **$786** | $760 | $507 |

1 Represents the unamortized portion of deferred gain on crystallization of a series of fixed for floating interest rate swaps (see note 23).
2 Represents the long-term portion of deferred credit on hedges of former economic exposures (see note 23). For current portion maturing within the year, see note 8.

## 11 | PREFERRED SECURITIES

On January 26, 1999 and October 22, 1998, NOVA Chemicals issued $172.5 million and $210 million of preferred securities due March 31, 2048 and December 31, 2047, respectively. The securities are redeemable by the Corporation at any time on or after January 26, 2004 and October 22, 2003, respectively. Distributions on these securities are payable at annual rates of 9.04% and 9.50%, respectively, and are deductible for tax purposes by the Corporation. The after-tax distributions are charged to reinvested earnings. The Corporation may, subject to certain conditions, elect to defer distributions for a period of up to 20 consecutive quarters. No distributions relating to the securities have been deferred to date.

The Corporation may elect to pay the maturity amount, the redemption amount and the deferred distributions by delivering to a trustee, preferred shares, common shares or other equity securities of NOVA Chemicals. The trustee would then sell the delivered securities and pay cash to the holders of the preferred securities. The principal amount has been classified as equity as the Corporation has the unrestricted ability to settle the amount by issuing its own equity securities.

## 12 | RETRACTABLE PREFERRED SHARES

In connection with the acquisition of styrenics assets from Huntsman Corporation on December 31, 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. The retractable preferred shares were redeemable for cash or preferred shares in a subsidiary of the Corporation on or after January 1, 2004, and were retractable by the holders of the shares into common shares of NOVA Chemicals (plus preferred shares of NOVA Chemicals if the market value of such common shares is less than $198 million) on or after April 1, 2001.

During 2001, certain changes were made to the terms of the preferred share and stockholder agreements giving NOVA Chemicals the right to call the preferred shares on or after December 15, 2001. These changes effectively provide NOVA Chemicals with the right to repurchase the preferred shares prior to any retraction into NOVA Chemicals' common shares. If NOVA Chemicals does not exercise its repurchase rights prior to April 1, 2003, the market-based exchange rate at which the preferred shares may be retracted into NOVA Chemicals' common shares (and, accordingly, the effective price at which the common shares would be issued) will be fixed on that date. The retraction, by holders of the shares, remains limited to a maximum of 8.5 million common shares of NOVA Chemicals with the balance of the obligation, if any, met through the issuance of NOVA Chemicals' preferred shares. The dividend rate on the preferred shares is 2% per year.

Coincident with making the above changes, NOVA Chemicals entered into a total return swap, which terminates on April 1, 2003, with respect to the retractable preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the preferred shares (dividends plus positive changes in equity value of the preferred shares, capped at $191 million until termination or sale at which time any such positive changes are not capped) and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR as well as any negative changes in the equity value of the preferred shares.

NOVA Chemicals is obligated under the swap to provide margin (cash, government securities or a letter of credit) equal to 20% of the notional amount of $191 million. If the equity value of the preferred shares decreases by 5% or more at any time, NOVA Chemicals is required to post additional margin. Changes in equity value of the preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 9.04% and 9.50% preferred securities issued by NOVA Chemicals (see note 11).

If NOVA Chemicals defaults on other debt of at least $25 million, the closing price of the Corporation's common shares is $9.00 or less, or S&P or Moody's reduces the Corporation's credit rating below BBB- or Baa3, respectively, and upon certain other credit events, the counterparty would have the right to sell the preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the most recent adjusted notional equity value of the preferred shares (in the event the difference was negative). Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

## 13 | COMMON SHARES

### AUTHORIZED

Unlimited number of voting common shares without par value.

### ISSUED AND OUTSTANDING

| (millions of dollars, except number of shares) | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Beginning of year | **84,884,333** | **$460** | 92,543,746 | $497 | 92,152,719 | $492 |
| Repurchased shares[1] | **—** | **—** | (8,000,000) | (41) | — | — |
| Issued for cash on exercise of stock options | **894,455** | **12** | 340,587 | 4 | 391,027 | 5 |
| End of year[2] | **85,778,788** | **$472** | 84,884,333 | $460 | 92,543,746 | $497 |

1 NOVA Chemicals repurchased 8 million of its common shares on the Toronto Stock Exchange for $150 million in 2000.
2 Stated common share capital for legal purposes at December 31, 2001 is $1,664 million.

### SHARES RESERVED FOR FUTURE ISSUE

| December 31 (number of shares) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Under the employee incentive stock option plan[1] | **11,993,987** | 12,888,442[2] | 8,538,674 |
| Under the director compensation plan | **47,800** | 47,800 | 47,800 |
| Under the terms of the retractable preferred share agreement (note 12) | **8,500,000** | 8,500,000 | 8,500,000 |
| | **20,541,787** | 21,436,242 | 17,086,474 |

1 Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 8,558,109 shares at prices ranging from $14.247 to $36.000 (Canadian $) per share with expiration dates between February 25, 2003 and August 15, 2011. A total of 3,435,878 common shares are reserved but unallocated. See note 14 for further details of the plan.
2 On May 15, 2000, shareholders approved an increase in the number of common shares reserved for issuance under the employee incentive stock option plan to 13 million common shares.

### EARNINGS PER SHARE

The following table outlines the calculation of basic and diluted earnings (loss) per share using the treasury stock method:

| Year ended December 31 (millions of dollars, unless otherwise noted) | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Basic** | **Diluted** | Basic | Diluted | Basic | Diluted |
| Net income (loss) | **$ (128)** | **$ (128)** | $ 302 | $ 302 | $ 253 | $ 253 |
| Preferred securities dividends and distributions | **(33)** | **(33)** | (36) | (36) | (36) | (36) |
| Net income (loss) available for common shareholders | **(161)** | **(161)** | 266 | 266 | 217 | 217 |
| Add back preferred share dividends | **–** | **–** | – | 14 | – | 14 |
| Net income (loss) available to common shareholders | **$ (161)** | **$ (161)** | $ 266 | $ 280 | $ 217 | $ 231 |
| Weighted average common shares outstanding | **85.4** | **85.4** | 88.7 | 88.7 | 92.5 | 92.5 |
| Add dilutive effects[1] | | | | | | |
| Stock options | **–** | **–** | – | 1.2 | – | 1.3 |
| Convertible preferred shares | **–** | **–** | – | 8.5 | – | 8.5 |
| Weighted average common shares for earnings per share calculation | **85.4** | **85.4** | 88.7 | 98.4 | 92.5 | 102.3 |
| Net income (loss) per common share | **$ (1.88)** | **$ (1.88)** | $ 3.00 | $ 2.84 | $ 2.35 | $ 2.26 |

1 Convertible preferred shares and stock options representing 16 million common shares have been excluded from the computation of diluted earnings per share for the year ended December 31, 2001 as their impact would be anti-dilutive.

## SHAREHOLDER RIGHTS PLAN

In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The plan expires in May 2009 but is subject to shareholder re-confirmation at the third and sixth annual meetings following the date of approval.

# 14 | STOCK-BASED COMPENSATION PLAN

## EMPLOYEE INCENTIVE STOCK OPTION PLAN

The Corporation may grant options to its employees for up to 13 million common shares. The exercise price of each option equals the closing market price on the Toronto Stock Exchange of the Corporation's common stock on the date of grant. Options may be exercised over a 10-year period and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

A summary of the status of the Corporation's employee incentive stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Incentive Options | **Shares** | **Weighted Average Exercise Price (Canadian $)** | Shares | Weighted Average Exercise Price (Canadian $) | Shares | Weighted Average Exercise Price (Canadian $) |
| Outstanding at beginning of year | **8,003,725** | **$24.762** | 6,833,957 | $ 24.152 | 5,566,918 | $23.444 |
| Granted | **1,547,350** | **$28.182** | 1,612,900 | $26.762 | 1,706,050 | $ 25.100 |
| Exercised | **(894,455)** | **$21.813** | (340,587) | $ 21.182 | (391,027) | $ 17.857 |
| Cancelled | **(98,511)** | **$28.267** | (102,545) | $27.490 | (47,984) | $27.053 |
| Outstanding at end of year | **8,558,109** | **$25.648** | 8,003,725 | $24.762 | 6,833,957 | $ 24.152 |
| Options exercisable at year-end | **5,404,057** | **$24.193** | 5,022,804 | $23.125 | 4,024,874 | $22.008 |

Had NOVA Chemicals expensed the fair value of stock options vested during 2001, compensation expense of $6 million would have been recorded (2000—$9 million and 1999—$9 million). See note 24 for additional information.

The following table summarizes information about employee incentive stock options outstanding at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices (Canadian $) | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price (Canadian $) | Number Exercisable | Weighted Average Exercise Price (Canadian $) |
| $14.247–$18.376 | 634,005 | 2.5 | $ 16.676 | 634,005 | $ 16.676 |
| $20.234–$21.225 | 1,158,563 | 4.5 | $20.745 | 1,158,563 | $20.745 |
| $24.950–$36.000 | 6,765,541 | 7.6 | $27.328 | 3,611,489 | $ 26.619 |
| | 8,558,109 | | | 5,404,057 | |

## 15 | DEFERRED SHARE UNIT PLANS

Under the Corporation's Deferred Share Unit Plans (DSUP) adopted in 1999, key employees and directors may elect on an annual basis, prior to the relevant performance period, to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned.

The units are exercisable upon retirement or termination (both voluntary and involuntary) from the Corporation. A summary of the status of the Corporation's deferred share unit plans as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Employee Deferred Share Units | Units | Weighted Average Purchase Price (U.S. $) | Units | Weighted Average Purchase Price (U.S. $) | Units | Weighted Average Purchase Price (U.S. $) |
| Cumulative amount at beginning of year | 280,454 | $ 15.88 | 156,446 | $13.14 | — | — |
| Earned | 91,063 | $ 18.48 | 124,008 | $19.35 | 156,446 | $13.14 |
| Redeemed | (19,124) | $ 16.52 | — | — | — | — |
| Cumulative amount at end of year | 352,393 | $ 16.52 | 280,454 | $15.88 | 156,446 | $13.14 |

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Non-Employee Directors Deferred Share Units | Units | Weighted Average Purchase Price (Canadian $) | Units | Weighted Average Purchase Price (Canadian $) | Units | Weighted Average Purchase Price (Canadian $) |
| Cumulative amount at beginning of year | 27,806 | $29.24 | 15,539 | $30.13 | — | — |
| Earned | 16,234 | 28.34 | 23,288 | $28.45 | 15,539 | $30.13 |
| Redeemed | — | — | (11,021) | $28.83 | — | — |
| Cumulative amount at end of year | 44,040 | $28.91 | 27,806 | $29.24 | 15,539 | $30.13 |

The amount expensed related to the award of units in aggregate was approximately $5 million (2000—$4 million, 1999—$5 million).

## 16 | RESTRUCTURING CHARGES

During the fourth quarter of 2001, NOVA Chemicals took several actions to streamline its operations and reduce costs. Equipment that was no longer needed was shut down and certain capital projects were cancelled, resulting in asset write-offs of $10 million. NOVA Chemicals also provided for $17 million in severance and other costs related to staff reductions and relocations, of which $14 million is included in other accrued liabilities (see note 8). The Corporation expects these restructuring actions to be substantially complete by mid-2002.

Restructuring charges in 2000 and 1999 related to organizational changes involving plant closures, write-downs of certain non-productive assets, severance and relocation costs. All actions related to these restructuring activities have been completed.

## 17 | OTHER GAINS

| Year ended December 31 (millions of dollars) | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Before-Tax | After-Tax | Before-Tax | After-Tax | Before-Tax | After-Tax |
| Gain on sale of investment in Dynegy Inc. | $— | $— | $32 | $21 | $347 | $184 |
| Loss on hedges of former economic exposures (note 23) | — | — | — | — | (95) | (60) |
| IRS Settlement | 58 | 44 | — | — | — | — |
| Other | — | — | — | — | (1) | (1) |
| | $58 | $44 | $32 | $21 | $251 | $123 |

In 2001, NOVA Chemicals recognized a gain of $58 million ($44 million after-tax) related to a resolution of disputes with the Internal Revenue Service (IRS).

## 18 | INCOME TAXES

Income tax (recovery) expense varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income (loss) before income taxes | $(211) | $433 | $484 |
| Statutory income tax rate | 42.12% | 44.62% | 44.62% |
| Computed income tax (recovery) expense | $ (89) | $193 | $216 |
| Increase (decrease) in taxes resulting from: | | | |
| Manufacturing and processing deduction | 4 | (29) | (8) |
| Foreign tax rates | 25 | (4) | (27) |
| Lower effective tax rate on equity in (earnings) losses of affiliates | (3) | (5) | 5 |
| Non-provision of future income taxes on cost-of-service operations[1] | 8 | 9 | 5 |
| Lower tax rate on gain related to tax settlement[2] | (10) | — | — |
| Income tax rate adjustments[3] | (17) | (29) | — |
| Lower tax basis on Dynegy Inc. investment | — | — | 33 |
| Non-deductible depreciation | — | — | 9 |
| Other | (1) | (4) | (2) |
| | $ (83) | $131 | $231 |
| Current income tax (recovery) expense | $ (79) | $ 38 | $137 |
| Future income tax (recovery) expense | (4) | 93 | 94 |
| | $ (83) | $131 | $231 |

1 Certain agreements for cost-of-service operations provide for the recovery of income taxes from customers. The Corporation records income tax expense on these operations equal to the amounts recoverable under the agreements, resulting in no effect on net income. Some agreements limit the recoverable amount to current taxes payable. Accordingly, the provision for income taxes excludes future income tax recoveries relating to these operations. Cumulative unrecorded future income taxes payable amounted to $13 million at December 31, 2001 ($17 million at December 31, 2000 and $26 million at December 31, 1999).

2 NOVA Chemicals recorded a $58 million gain ($44 million after-tax) related to a settlement with the IRS.

3 As a result of Canadian federal and provincial tax rate reductions in 2001 and 2000, income tax rates on future tax liabilities have been reduced.

The principal temporary difference in calculating future income taxes, for both cost-of-service and non-cost-of-service operations, relates to deductions for tax purposes in respect of plant, property and equipment in excess of depreciation provided for in the accounts.

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income (loss) before income taxes | | | |
| Canadian | $ (19) | $402 | $ 17 |
| Foreign | (192) | 31 | 467 |
| | $(211) | $433 | $484 |
| Current income tax (recovery) expense | | | |
| Canadian | $ (46) | $ 25 | $ 46 |
| Foreign | (33) | 13 | 91 |
| | (79) | 38 | 137 |
| Future income tax (recovery) expense | | | |
| Canadian | 18 | 77 | (13) |
| Foreign | (22) | 16 | 107 |
| | (4) | 93 | 94 |
| Total income tax (recovery) expense | $ (83) | $131 | $231 |

## 19 | CHANGES IN NON-CASH WORKING CAPITAL

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Accounts receivable | $ 89 | $(225) | $ 122 |
| Inventories | 254 | (153) | (100) |
| Accounts payable and accrued liabilities | (180) | 54 | 90 |
| Changes in non-cash working capital | 163 | (324) | 112 |
| Reclassification and other items not having a cash effect | (1) | (123) | (128) |
| Changes in non-cash working capital having a cash effect | $162 | $(447) | $ (16) |
| These changes relate to the following activities: | | | |
| Operating activities | $184 | $(260) | $ 53 |
| Investing activities | (16) | (186) | 17 |
| Financing activities | (6) | (1) | (86) |
| | $162 | $(447) | $ (16) |

### INTEREST AND INCOME TAX PAYMENTS

Third-party interest payments were $108 million in 2001 (2000—$106 million and 1999—$89 million). Income tax payments (receipts) were $(13) million in 2001 (2000—$207 million and 1999—$148 million).

## 20 | EMPLOYEE FUTURE BENEFITS

### PENSION PLANS

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment and are partially indexed to inflation for some plans. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes. The Corporation funds the plans using a valuation based on the projected unit credit method and the plans' assets consist primarily of publicly traded equity and fixed income securities.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of bonds with terms to maturity that approximate the duration of the Corporation's pension liabilities.

Pension and post-retirement expense for all significant plans, included in operating and selling, general and administrative costs, consisted of the following:

| | Pension Plans | | | Post-Retirement Plans | | |
|---|---|---|---|---|---|---|
| Year ended December 31 (millions of dollars) | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Current service cost | **$ 17** | $ 13 | $ 15 | **$1** | $1 | $1 |
| Interest cost on projected benefit obligations | **26** | 21 | 20 | **3** | 3 | 2 |
| Expected return on plan assets | **(25)** | (22) | (19) | **—** | — | — |
| Net total of other components | **—** | (8) | (3) | **2** | 1 | 1 |
| Net pension expense | **$ 18** | $ 4 | $ 13 | **$6** | $5 | $4 |

The status of all significant pension and post-retirement plans is as follows:

| | Pension Plans | | | Post-Retirement Plans | | |
|---|---|---|---|---|---|---|
| Year ended December 31 (millions of dollars) | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Change in benefit obligations: | | | | | | |
| Benefit obligation at beginning of year | **$372** | $286 | $256 | **$ 38** | $ 31 | $ 27 |
| Current service cost | **17** | 13 | 15 | **1** | 1 | 1 |
| Interest cost | **26** | 21 | 20 | **3** | 3 | 2 |
| Experience (gain) loss | **9** | 28 | (4) | **10** | 6 | 1 |
| Plan amendments | **—** | 9 | — | **—** | — | — |
| Business combination[1] | **—** | 45 | — | **—** | — | — |
| Settlement/curtailment[2] | **—** | (7) | — | **—** | — | — |
| Special termination benefits | **2** | — | 1 | **1** | — | — |
| Employee contributions | **2** | 2 | 1 | **—** | — | — |
| Benefits paid | **(21)** | (14) | (18) | **(2)** | (2) | (1) |
| Foreign currency exchange rate changes | **(19)** | (11) | 15 | **(1)** | (1) | 1 |
| Net benefit obligation at end of year | **$388** | $372 | $286 | **$ 50** | $ 38 | $ 31 |
| Change in plan assets: | | | | | | |
| Market value of plan assets at beginning of year | **$357** | $300 | $271 | **$ —** | $ — | $ — |
| Actual return on plan assets | **27** | 22 | 19 | **—** | — | — |
| Employer and employee contributions | **10** | 10 | 8 | **—** | — | — |
| Business combination[1] | **—** | 43 | — | **—** | — | — |
| Settlement/curtailment[2] | **—** | (7) | — | **—** | — | — |
| Experience gain (loss) | **(24)** | 16 | — | **—** | — | — |
| Benefits paid | **(21)** | (14) | (18) | **—** | — | — |
| Foreign currency exchange rate changes | **(18)** | (11) | 20 | **—** | — | — |
| Net total of other components | **(2)** | (2) | — | **—** | — | — |
| Fair value of plan assets at end of year | **$329** | $357 | $300 | **$ —** | $ — | $ — |
| Funded status: | | | | | | |
| Plan assets in excess (deficiency) of benefit obligation | **$ (59)** | $ (15) | $ 14 | **$(50)** | $(38) | $(31) |
| Unrecognized net transitional (asset) obligation | **(48)** | (55) | (2) | **10** | 12 | 11 |
| Unrecognized prior service cost | **9** | 9 | 11 | **—** | — | — |
| Unrecognized net actuarial (gain) loss | **49** | 22 | (61) | **14** | 5 | 1 |
| Net amounts recognized in the consolidated balance sheets | **$ (49)** | $ (39) | $ (38) | **$(26)** | $(21) | $(19) |
| Assumptions as at December 31: | | | | | | |
| Discount rate | **%6.4** | 7.0 | 7.5 | | | |
| Assumed long-term rate of return on plan assets | **%7.8** | 7.5 | 7.5 | | | |
| Rate of increase in future compensation | **%3.8** | 4.5 | 4.5 | | | |

1 The benefit obligations and plan assets assumed in the Shell acquisition are reflected beginning in 2000.

2 Effective January 1, 2000, NOVA Chemicals offered a defined contribution arrangement to its Canadian employees. Employees could opt to convert their defined pension benefits accumulated under certain Canadian plans to the new defined contribution option under the plan on an irrevocable basis. This change was accounted for as a settlement of a portion of the defined benefit arrangements.

NOVA Chemicals maintains multiple pension plans including several plans for which accumulated benefit obligations exceed the fair value of assets. The accumulated benefit obligation and the fair value of assets for these plans were $305 million and $246 million, respectively, at December 31, 2001 ($63 million and $30 million, respectively, at December 31, 2000). CICA accounting standards require this disclosure on a prospective basis beginning, January 1, 2000.

### POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. Post-retirement costs are funded as they are incurred. The following assumptions were used in the determination of obligations regarding post-retirement benefits other than pensions:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| | Canadian | U.S. | Canadian | U.S. | Canadian | U.S. |
| Salary and wage escalation rates | %3.0 | 3.0 | 4.5 | 4.2 | 4.5 | 4.2 |
| Long-term medical inflation | %4.5 | 5.0 | 4.5 | 4.75 | 4.5 | 5.15 |
| Discount rate to calculate post retirement benefit obligation | %6.5 | 7.25 | 7.0 | 7.5 | 7.5 | 7.9 |

A 1% increase in the medical inflation rate would have increased the accumulated post-retirement benefit obligation by an additional $2.3 million at December 31, 2001 for Canadian plans and $4.3 million for U.S. plans. A 1% decrease in the same medical inflation rate would have decreased the post-retirement benefit obligation by $2.0 million and $3.5 million for Canadian and U.S. plans, respectively.

The Corporation accrues the cost of providing post-retirement benefits as the employees provide services.

### DEFINED CONTRIBUTION ARRANGEMENTS

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans in 2001 was $6 million (2000—$7 million and 1999—$5 million).

## 21 | CONTINGENCIES AND COMMITMENTS

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $537 million in total, with annual amounts of $43 million in 2002, $40 million in 2003, $38 million in 2004, $33 million in 2005, $33 million in 2006, and $350 million thereafter.

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short and long-term supply. The resulting obligations, based on year-end market prices, are approximately $4,385 million in total, with annual amounts of $954 million in 2002, $518 million in 2003, $437 million in 2004, $418 million in 2005, $407 million in 2006, and $1,651 million thereafter.

In addition to the future site cleanup and restoration costs which have been accrued (notes 8 and 10), costs will be incurred in the future for plant sites when they are sold or are no longer used in the Corporation's operations. The liability with respect to these costs is not currently determinable.

## 22 | SEGMENTED INFORMATION

The Corporation determines its reportable segments based on the structure of its operations, which are primarily focused in two principal business segments—olefins/polyolefins and styrene/polystyrene (styrenics). These operations involve the production and marketing of ethylene and polyethylene resins, and styrene monomer and polystyrene resins, respectively.

### FINANCIAL INFORMATION BY BUSINESS SEGMENT

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | | | |
| Olefins and polyolefins | **$2,014** | $2,228 | $1,671 |
| Styrenics | **1,306** | 1,859 | 1,273 |
| Other | **8** | 7 | — |
| Intersegment eliminations | **(134)** | (178) | (136) |
| | **$3,194** | $3,916 | $2,808 |
| Depreciation | | | |
| Olefins and polyolefins | **$ 132** | $ 86 | $ 80 |
| Styrenics | **98** | 102 | 75 |
| | **$ 230** | $ 188 | $ 155 |
| Operating income (loss) | | | |
| Olefins and polyolefins | **$ 57** | $ 439 | $ 305 |
| Styrenics | **(226)** | 93 | 18 |
| Restructuring charges and other | **(26)** | (118) | (18) |
| | **$ (195)** | $ 414 | $ 305 |
| Net income (loss) | | | |
| Olefins and polyolefins | **$ (2)** | $ 258 | $ 167 |
| Styrenics | **(181)** | 42 | (12) |
| Equity investments, corporate and other | **55** | 2 | 98 |
| | **$ (128)** | $ 302 | $ 253 |
| Plant, property and equipment additions | | | |
| Olefins and polyolefins | **$ 125** | $ 401 | $ 565 |
| Styrenics | **43** | 39 | 55 |
| | **$ 168** | $ 440 | $ 620 |

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Assets | | | |
| Olefins and polyolefins | **$1,960** | $2,198 | $1,832 |
| Styrenics | **1,638** | 1,937 | 1,491 |
| Investment in Methanex | **397** | 400 | 377 |
| Dynegy Inc. proceeds receivable/investment in Dynegy Inc. | **—** | — | 709 |
| Corporate and other[1] | **364** | 219 | 150 |
| | **$4,359** | $4,754 | $4,559 |

1 Amounts include all cash and cash equivalents.

### FINANCIAL INFORMATION BY GEOGRAPHIC AREA

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue[1] | | | |
| Canada | $1,236 | $1,318 | $ 934 |
| United States | 1,408 | 1,805 | 1,478 |
| Europe and other | 550 | 793 | 396 |
| | $3,194 | $3,916 | $2,808 |
| Export sales from Canadian operations | | | |
| United States | $ 694 | $ 801 | $ 739 |
| Europe and other | 137 | 206 | 150 |
| | $ 831 | $1,007 | $ 889 |
| Operating income (loss)[2] | | | |
| Canada | $ (75) | $ 409 | $ 226 |
| United States | (31) | (4) | 59 |
| Europe and other | (89) | 9 | 20 |
| | $ (195) | $ 414 | $ 305 |
| Equity in earnings (losses) of affiliates | | | |
| Canada | $ 14 | $ 32 | $ (48) |
| United States | — | — | 37 |
| | $ 14 | $ 32 | $ (11) |

| December 31 (millions of dollars) | | | |
|---|---|---|---|
| Assets[2] | | | |
| Canada | $2,237 | $2,467 | $2,053 |
| United States | 1,189 | 1,242 | 1,810 |
| Europe and other | 520 | 578 | 296 |
| Equity investment | 413 | 467 | 400 |
| | $4,359 | $4,754 | $4,559 |

1 Based on location of customer.
2 Based on location of the operating facilities.

## 23 | FINANCIAL INSTRUMENTS

### FINANCIAL INSTRUMENT FAIR VALUES

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to maturity. At December 31, 2001, NOVA Chemicals has no plans to unwind these positions prior to maturity. The carrying amounts represent the receivable or payable recorded in the balance sheets. The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, bank loans, accounts payable and accrued liabilities approximate their fair value. NOVA Chemicals does not have a significant exposure to any individual customer or counterparty. Fair values and carrying amounts for long-term debt and derivative instruments are disclosed below.

| December 31 (millions of dollars) | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| | Carrying Amount | | | Estimated Fair Value[1] | | |
| Long-term debt[2] | $1,508 | $1,423 | $1,525 | $1,410 | $1,389 | $1,469 |

1 The fair value of long-term debt is based on quoted market prices, where available. If market prices are not available, fair values are estimated using discounted cash flow analyses, based on NOVA Chemicals' current incremental borrowing rates for similar borrowing arrangements.
2 Includes debt installments due within one year.

### DERIVATIVES AND HEDGING INSTRUMENTS

NOVA Chemicals sells petrochemical products at prices denominated in various currencies, purchases energy commodities, invests in foreign operations and issues short and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals manages its exposures by entering into contractual arrangements (derivatives) which reduce (hedge) the exposure by creating offsetting positions. The estimated fair values represent only the value of the hedge component of these transactions and do not consider the value of the contracted and anticipated transactions that are being hedged.

### FOREIGN EXCHANGE RISK MANAGEMENT

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. A portion of the Corporation's expenses is established in Canadian dollars. NOVA Chemicals reduces its exposure to fluctuations in the Canadian/U.S. dollar exchange rate by using forward exchange contracts. The outstanding forward contracts to deliver U.S. dollars and receive Canadian dollars are as follows:

| December 31 (millions of dollars unless otherwise noted) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Foreign exchange forwards | | | |
| Notional amount | **$ 640** | $1,235 | $1,868 |
| Average exchange rate per Cdn dollar | **$0.70** | $ 0.70 | $ 0.70 |
| Estimated fair value[1] | **$ (86)** | $ (108) | $ (95) |
| Carrying value (see notes 8 and 10) | **$ (19)** | $ (57) | $ (95) |

1 Unrealized gain (loss). The fair values of these instruments are estimated based on quoted market prices of comparable contracts, adjusted for maturity differences.

Effective December 31, 1999, the Corporation changed its functional currency to the U.S. dollar. The underlying U.S. dollar exposure originally being hedged by forward contracts then in place no longer existed. As a result, the Corporation wrote off the estimated fair value of these hedges at December 31, 1999. This resulted in a $95 million before-tax ($60 million after-tax) charge to earnings, being the difference between the average contracted (74 cents) and average forward (70 cents) exchange rates on the hedging contracts in the program. The loss was included in other gains and losses in the consolidated statement of income and as a deferred credit on the balance sheet (see notes 8, 10 and 17).

Effective January 1, 2000, NOVA Chemicals redesignated its forward contracts as hedges of Canadian dollar costs. The hedged rates equal the forward rates as of December 31, 1999 and average one Canadian dollar = U.S. 70 cents over the hedging period, which extends to March 2003. Approximately $50 million U.S. equivalent of Canadian dollar costs per month has been hedged during this period.

### COMMODITY PRICE RISK MANAGEMENT

NOVA Chemicals uses commodity futures to hedge a portion of its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of fluctuations in feedstock prices by protecting against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. They are not used for speculative purposes.

At December 31, 2001, 2000, and 1999, the notional volume and estimated fair value of outstanding derivative contracts for natural gas are as follows:

| December 31 | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Pricing swaps | | | | |
| Notional volume | GJ millions | 12.0 | 15.2 | 68.4 |
| Weighted average price per GJ | Cdn. | $6.89[2] | $1.84[3] | $2.53[3] |
| Estimated fair value[1] | U.S. millions | $ 21 | $ 34 | $ 21 |
| Carrying value | U.S. millions | $ — | $ — | $ — |
| Term to maturity | Months | 1–10 | 1–12 | 12–24 |
| Basis swaps | | | | |
| Notional volume | mcf millions | 3.0 | 19.8 | 23.0 |
| Weighted average basis differential per mcf | U.S. | $ 0.02[4] | $0.35[5] | $0.56[5] |
| Estimated fair value[1] | U.S. millions | $ (1) | $ 3 | $ 6 |
| Carrying value | U.S. millions | $ — | $ — | $ — |
| Term to maturity | Months | 1–10 | 1–12 | 12–24 |
| Purchased options | | | | |
| Notional volume—calls | mcf millions | 20.5 | 19.2 | 23.5 |
| Notional volume—puts | mcf millions | 36.6 | — | — |
| Weighted average price per mcf—calls | U.S. | $4.93 | $7.48 | $2.41 |
| Weighted average price per mcf—puts | U.S. | $2.67 | $ — | $ — |
| Estimated fair value[1] | U.S. millions | $ 6 | $ 36 | $ — |
| Carrying value | U.S. millions | $ — | $ — | $ — |
| Term to maturity | Months | 1–22 | 1–3 | 3–9 |

1 Unrealized gain (loss).
2 The Corporation pays floating prices and receives a fixed price from the counterparty.
3 The Corporation pays fixed prices and receives a floating price from the counterparty.
4 The Corporation will pay or receive the difference between the NYMEX market price and the U.S. export market price, plus a fixed differential established in the contract.
5 The Corporation will pay or receive the difference between the market price for intra-Alberta gas delivery and the export market price, less a fixed differential established in the contract.

At December 31, 2001, 2000 and 1999, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock are as follows:

| December 31 | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Notional volume | bbls millions | 10.8 | 4.8 | 1.8 |
| Weighted average price per bbl[1] | U.S. | $29.05 | $26.97 | $18.72 |
| Estimated fair value[2] | U.S. millions | $ (4) | $ 6 | $ 1 |
| Carrying value | U.S. millions | $ — | $ — | $ — |
| Term to maturity | Months | 1–60 | 1–12 | 1–12 |

1 Crude oil swaps, options, collars.
2 Unrealized gain (loss).

## INTEREST RATE RISK MANAGEMENT

During 2001, NOVA Chemicals entered into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR based payments over the terms of the related debt. A series of interest rate swaps on $650 million of fixed-rate debt were crystallized during the year, resulting in a gain of $27 million (see note 10). Subsequently, the Corporation entered into additional interest rate swaps to secure floating rates based on a spread to LIBOR on $550 million of fixed-rate debt. The fair value of the interest rate swaps at December 31, 2001 is a $14 million unrealized loss (2000 and 1999—$nil). The swaps expire in 2009.

## CREDIT RISK MANAGEMENT

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals only transacts with counterparties having a minimum credit rating of A for its foreign exchange and interest rate instruments and a minimum credit rating of BBB for its commodity risk management instruments. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate any counterparties will fail to meet their obligations. At December 31, 2001, 2000, and 1999, NOVA Chemicals' credit exposure was $nil for foreign currency and interest rate instruments, and $27 million (2000—$89 million and 1999—$31 million) for commodity-based instruments.

Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures.

## 24 | UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

### RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which, in some respects, are different from those used in the United States. The effect of these differences on the Corporation's consolidated net income (loss) and balance sheet are as follows:

| Year ended December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) in accordance with Canadian GAAP | $ (128) | $ 302 | $ 253 |
| Add (deduct) adjustments for: | | | |
| Start-up costs[1] | (11) | (6) | — |
| Foreign exchange derivative instruments and hedging activity[2] | 14 | (31) | 157 |
| Other derivative instruments and hedging activity[2] | 10 | — | — |
| Future income taxes[3] | 29 | (29) | — |
| Inventory costing[4] | (2) | 6 | (12) |
| Preferred securities distributions[5] | (23) | (23) | (22) |
| Equity in earnings (losses) of affiliates[6] | 1 | (10) | (4) |
| Gain on sale of Dynegy Inc.[6] | — | — | (6) |
| Other | 1 | 2 | (2) |
| Net income (loss) in accordance with U.S. GAAP | $ (109) | $ 211 | $ 364 |
| Net income (loss) per share using U.S. GAAP—basic | $ (1.39) | $ 2.23 | $ 3.78 |
| —diluted | $ (1.39) | $ 2.14 | $ 3.57 |
| Comprehensive income (loss)[7] | | | |
| Net income (loss) in accordance with U.S. GAAP | $ (109) | $ 211 | $ 364 |
| Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations | (140) | (88) | 85 |
| Fair value of cash flow hedging instruments[2] | (30) | — | — |
| Equity in comprehensive earnings (losses) of affiliate[6] | (4) | — | — |
| Comprehensive income (loss) in accordance with U.S. GAAP | $ (283) | $ 123 | $ 449 |
| Accumulated other comprehensive income (loss)[7] | | | |
| Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations | $ (200) | $ (60) | $ 28 |
| Fair value of cash flow hedging instruments[2] | (30) | — | — |
| Equity in comprehensive earnings (losses) of affiliate[6] | (4) | — | — |
| Accumulated other comprehensive income (loss) | $ (234) | $ (60) | $ 28 |

| December 31 (millions of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance sheet items in accordance with U.S. GAAP | | | |
| Current assets[2, 4, 8] | $ 716 | $1,108 | $1,295 |
| Investments and other assets[1, 6] | 496 | 412 | 561 |
| Plant, property and equipment (net)[1] | 3,131 | 3,267 | 3,061 |
| Current liabilities[2, 8] | (725) | (765) | (1,008) |
| Long-term debt[2] | | | |
| Preferred securities[5] | (383) | (383) | (383) |
| Other long-term debt | (1,323) | (1,406) | (1,140) |
| Deferred credits[2, 3] | (771) | (782) | (838) |
| Retractable preferred shares | (198) | (198) | (198) |
| Common shareholders' equity | $ 943 | $1,253 | $1,350 |

1 **Start-up Costs.** Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 6 for information on the Corporation's start-up costs.

2 **Derivative Instruments and Hedging Activities.** Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values. Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities".

On January 1, 2001, the Corporation adopted these recommendations for U.S. GAAP purposes, which require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Adopting these recommendations resulted in the recognition of a gain from the cumulative effect of an accounting change of approximately $50 million (after-tax) in other comprehensive income.

The adoption of the new standard for U.S. GAAP reporting has eliminated one Canadian-U.S. GAAP difference relating to foreign exchange losses on anticipated transactions while creating certain other differences related to commodity-based and other derivative instruments used by the Corporation. For information regarding the Corporations use of derivatives and hedging activities, see note 23.

3 **Future Income Taxes.** Canadian GAAP permits the recognition of the impact of changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period in which the tax laws and rates are considered to be substantively enacted. Under U.S. GAAP rules, the impact of tax rate changes on future income tax assets and liabilities is only recognized on enactment of the change in tax law and rates.

4 **Inventory Costing.** Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

5 **Compound Financial Instruments.** Canadian GAAP requires the classification and recording of a financial instrument, or its component parts, as a liability or equity in accordance with the substance of the contractual arrangements governing the instrument. U.S. GAAP requires that no portion of the proceeds from issuance of convertible debt securities be attributed to the conversion feature and classified as equity. Accordingly, the Corporation's preferred securities discussed in Note 11 are accounted for as debt under U.S. GAAP and the related distributions as interest expense.

6 **Equity in Earnings (Losses) of Affiliates.** NOVA Chemicals' share of adjustments to financial information and results of equity investments to comply with U.S. accounting principles.

7 **Comprehensive Income.** U.S. GAAP Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" requires the presentation of a statement containing the components of comprehensive income and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income. This statement is not required under Canadian GAAP.

8 **Accounts Receivable Securitizations.** During 2001, the Canadian GAAP standard pertaining to accounting and reporting transfers of financial assets was amended. The standard is now substantially the same as the U.S. GAAP standard contained in SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125". Accordingly, in 2001, the Corporation's Canadian accounts receivable securitization program qualifies for off-balance sheet treatment as under Canadian GAAP. This program did not meet the off-balance sheet criteria in 2000 and 1999.

## OTHER DISCLOSURES

### Stock-based Compensation

SFAS No. 123 "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for employee stock options and encourages the use of this method to account for stock compensation plans. It does, however, permit an entity to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Entities using the intrinsic method must disclose pro forma net income (loss) and net income (loss) per share assuming the fair value method had been applied. NOVA Chemicals has elected to follow APB 25 and related interpretations in accounting for employee stock options. Options are issued at the market price on date of grant and therefore, under APB 25, no compensation expense has been recorded.

The SFAS 123 pro forma calculations include those options granted after 1997 under NOVA Chemicals' Stock Option Plan and vested at the respective year-end date. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in 2001, 2000, and 1999.

| Weighted-average assumptions | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Expected dividend yield | % | 1.0 | 1.0 | 1.0 |
| Expected volatility | % | 39.6 | 42.5 | 65.1 |
| Risk-free interest rate | % | 5.65 | 5.58 | 5.88 |
| Expected life | years | 2 1/2 | 2 1/2 | 1 1/2 |
| Weighted average fair value of options granted during the year | U.S. | $5.16 | $5.36 | $5.85 |

The following table outlines the impact on the Corporation's U.S. GAAP results, had compensation expense for the stock option plan been determined based on the fair value method as prescribed under SFAS 123:

| Year ended December 31 (millions of dollars, unless otherwise noted) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) | | | |
| As reported | **$ (109)** | $ 211 | $ 364 |
| Pro forma | **$ (115)** | $ 202 | $ 355 |
| Basic net income (loss) per share | | | |
| As reported | **$(1.39)** | $2.23 | $3.78 |
| Pro forma | **$(1.46)** | $2.13 | $3.69 |
| Diluted net income (loss) per share | | | |
| As reported | **$(1.39)** | $2.14 | $3.57 |
| Pro forma | **$(1.46)** | $2.05 | $3.48 |

### U.S. ACCOUNTING DEVELOPMENTS

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, which requires that new and existing goodwill and certain intangible assets not be amortized, but tested annually for impairment. Accordingly, in 2002, Canadian and U.S. GAAP standards will be harmonized. Statement No. 142 is not expected to have a material impact on the Corporation's financial position as NOVA Chemicals has allocated any purchase price discrepancy to tangible assets.

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The requirements are effective for fiscal years beginning on or after June 15, 2002. The effect of this pronouncement on NOVA Chemicals' financial position and the resulting Canadian-U.S. GAAP differences, if any, are yet to be determined.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 is effective for NOVA Chemicals' 2002 fiscal year and is not expected to have a material impact on the Corporation's financial position.

## 25 | SUBSEQUENT EVENTS

In January 2002, NOVA Chemicals sold its 20% interest in the Cochin Pipeline for cash proceeds of $64 million, resulting in an after-tax gain of $35 million.

The governance of NOVA Chemicals is the responsibility of the Board of Directors and is delivered by four committees of the Board and NOVA Chemicals' Executive Leadership Team, comprising senior management.

NOVA Chemicals has a long history of strong corporate governance. With NOVA Chemicals' increasing national and international development, and the globalization of the commodity chemical businesses, the directors and management have established forward-looking governance policies that are regularly evaluated and modified to ensure effectiveness.

NOVA Chemicals is aligned with the corporate governance guidelines of the Toronto Stock Exchange. The one exception to NOVA Chemicals' alignment with the guidelines relates to a recommendation that there be clearly stated mandates for the Board and the Chief Executive Officer. While NOVA Chemicals' Chief Executive Officer and Chairman have specific mandates, NOVA Chemicals' Board has plenary power. Any responsibility that is not delegated to NOVA Chemicals' senior management or a committee of the Board remains with the full Board. NOVA Chemicals believes this is an appropriate arrangement given the respective responsibilities of the Board committees and senior management.

The Board of Directors is responsible for making significant decisions regarding the business and affairs of NOVA Chemicals and establishes the overall policies and standards for the Corporation. The Board of Directors and the committees of the Board meet on a regularly scheduled basis. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings.

## COMMITTEES OF THE BOARD

### AUDIT, FINANCE AND RISK

This committee reviews and inquires into matters affecting the financial reporting of NOVA Chemicals; the system of internal accounting and financial controls and procedures; NOVA Chemicals' financial audit procedures and plans; recommends the approval of the issuance of debt securities; oversees the policies and practices of NOVA Chemicals relating to risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; is responsible for the proper and orderly funding administration and investment of the trust funds associated with savings, profit sharing and pension plans; and reviews with management and reports to the Board, annually, on the financing plans and objectives of NOVA Chemicals. Members include: Messrs. Hawkins (Chairman), Dineen, Ludwick, Newall (ex-officio), and Thompson and Mrs. Rennie.

### CORPORATE GOVERNANCE

This committee is responsible for the composition, compensation and governance of the Board of Directors of NOVA Chemicals and recommends nominees for election or appointment as directors. This committee is also responsible for maintaining an effective working relationship between the Board of Directors and NOVA Chemicals' management. Members include: Messrs. Newall (Chairman), Blumberg, Dineen, Fortier and Stanford.

### PUBLIC POLICY AND RESPONSIBLE CARE

This committee is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and NOVA Chemicals' relationship with all of its stakeholders. Members include: Dr. Boer (Chairman) and Messrs. Bougie, Fortier, Ludwick, Newall (ex-officio) and Thompson and Mmes. Creighton and Rennie.

### HUMAN RESOURCES

This committee is responsible for overseeing policies and practices of NOVA Chemicals with respect to human resources. It reviews recommendations for senior executive appointments and the terms and conditions of their employment; and considers employment terms such as succession planning and compensation. It recommends awards under the Employee Incentive Stock Option Plan (1982) or Equity Appreciation Plan and is also responsible for the proper and orderly administration of NOVA Chemicals' savings, profit sharing and pension plans, other than matters relating to the funding and investment of the plans' trust funds. Members include: Mr. Stanford (Chairman), Dr. Boer, and Messrs. Blumerg, Hawkins and Newall (ex-officio).

# OTHER CORPORATE ACTIVITIES

### TECHNOLOGY ADVISORY COMMITTEE

In 1996, a Technology Advisory Committee was created to advise NOVA Chemicals on its research strategy and programs. The Technology Advisory Committee consists of two NOVA Chemicals' directors, Dr. Boer and Mr. Blumberg (Co-Chairs); Mr. Christopher Pappas, Senior Vice President and President, Styrenics of NOVA Chemicals; Mr. Paul Clark (Co-Chair), Vice President, Research and Technology of NOVA Chemicals; Mr. Gerry Dyer, retired Research and Development Director, DuPont Canada Inc.; and two world-renowned research scientists: Dr. Musa Kamal, Professor, McGill University; and Dr. Kurt Zilm, Professor, Yale University.

The Responsible Care® program is the chemical industry's voluntary environmental, health and safety performance improvement initiative. NOVA Chemicals was one of the founding members of the Responsible Care program when it began in 1984. The Responsible Care program is built around a set of guiding principles and codes of practice, which require program participants to commit to the responsible management of the total life cycle of their products.

### OUR VISION

We will be a leader in the worldwide chemical industry, in terms of our performance in and commitment to Responsible Care. Our ultimate goal is to operate businesses without harm to people, property and the environment.

### OUR OBJECTIVES

We will achieve superior performance in key Responsible Care areas, including health and safety in our facilities and within our communities, product lifecycle management, waste management, emissions control and regulatory compliance.

### LEADERSHIP

The Responsible Care program is integral to our way of doing business and is a line accountability. Our Responsible Care Council, a company-wide leadership team that reports to the Executive Leadership Team, oversees our Responsible Care systems, processes and results.

### THE FUTURE

Continuous improvement is the foundation of Responsible Care. We will focus on seeking ways to achieve increasingly higher levels of performance in all areas. NOVA Chemicals produces a Responsible Care Annual Report that includes additional information on our full slate of Responsible Care measures. You can access this document through our website at www.novachemicals.com. If you do not have access to the Internet, please contact our Responsible Care group at (412) 490-4040.

### HAZARDOUS WASTE

Thousands of tonnes


8
6
4
2
0
97
98
99
00
01

Wastes are managed through process improvements and waste reduction initiatives. Waste disposal increased due to the addition of nine new facilities acquired in the 1999 Huntsman and 2000 Shell acquisitions. Our generation of hazardous waste in reference to our unit production, however, has continuously improved.

### HYDROCARBON EMISSIONS TO AIR

Thousands of tonnes


6
4
2
0
97
98
99
00
01

Reduction in our hydrocarbon emissions has been facilitated through the application of improved technology and diligence on leak detection and repair activities.

### RESPONSIBLE CARE AUDIT PERFORMANCE

Percent audit opinions ranking within the highest categories


100
75
50
25
0
97
98
99
00
01

In 2001, 17 Responsible Care audits were conducted to measure our operational performance against five levels of compliance. These audits measure compliance with regulatory and internal health, safety and environmental requirements.

* *Responsible Care audits conducted for benchmarking purposes at facilities which have not been previously audited, have not been included in the Responsible Care Audit performance data reported for 2001.*

### CRITICAL AND MAJOR INCIDENTS

Number of incidents

☐ Critical incidents
Major incidents


90
60
30
0
96
97
98
99
00
01

Incidents are grouped into four categories, depending on their potential health, safety and environmental impact. Critical and major incidents are the two most serious categories. The apparent increase post-1997 was due to a significant lowering of our reporting threshold at that time, to provide improved data for preventive measures decision making.

### INJURY-ILLNESS

Number of cases x 200,000 hours / number of hours worked

☐ Employee TRCR
Employee AWCR
☐ Contractor TRCR
Contractor AWCR


6
4
2
0
97
98
99
00
01

NOVA Chemicals believes that all work-related injuries and illnesses are preventable and uses an Incident Learning Process to track all incidents related to occupational safety.

1 *AWCR (Away from Work Case Rate) represents work-related injuries/illnesses that result in individuals requiring time off work.*

2 *TRCR (Total Recordable Case Rate) represents work-related injuries/illnesses that are more serious in nature than first aid.*

### ANNUAL MEETING

Shareholders are invited to attend NOVA Chemicals' annual meeting on May 16, 2002, at 10:30 a.m. at The Fairmont Palliser Hotel in Calgary, Alberta.

### SHAREHOLDER INFORMATION

For inquiries on stock-related matters, including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686, Monday through Friday, from 8 a.m. to 5 p.m., Mountain Time or via e-mail to: shareholders@novachem.com.

### TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
600 The Dome Tower
333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400
Toll-free: 1-800-387-0825
Fax: (403) 264-2100

Internet: www.cibcmellon.ca
E-mail: inquiries@cibcmellon.ca

### NON-RESIDENT INVESTORS

Dividends paid to non-resident shareholders are subject to Canadian withholding tax, generally at the rate of 15% for the United States and other countries where Canadian tax treaties apply, and 25% for non-treaty countries. Certain exemptions or refunds may be available to residents of the United States and other countries where Canadian tax treaties apply. Please consult your tax advisor for more information.

### SHARE REGISTRATION

NOVA Chemicals' common shares are listed on the New York and Toronto Stock Exchanges under the trading symbol "NCX." On December 31, 2001, approximately 86 million common shares were outstanding and there were some 19,000 registered shareholders. NOVA Chemicals' common shares are transferable at the Vancouver, Calgary, Regina, Winnipeg, Toronto, Montréal and Halifax offices of CIBC Mellon Trust Company. The common shares are also transferable at Mellon Investor Services LLC, New York, New York.

### RAPPORTS ANNUELS EN FRANÇAIS

On peut obtenir un exemplaire de ce rapport en français auprès du service des affaires publiques ou du service des relations avec les investisseurs au (403) 750-3600 au (412) 490-4000.

### REQUESTS FOR ADDITIONAL INFORMATION

For copies of NOVA Chemicals' quarterly reports, or additional copies of this annual report, contact NOVA Chemicals at (403) 750-3600, (412) 490-4000 or via e-mail to: publications@novachem.com.

### HOW TO CONTACT NOVA CHEMICALS

P.O. Box 2518
645 Seventh Avenue S.W.,
Calgary, Alberta, Canada T2P 5C6

Telephone: (403) 750-3600 or
Telephone: (412) 490-4000

Internet: www.novachemicals.com
E-mail: invest@novachem.com

### PUBLIC AFFAIRS AND INVESTOR RELATIONS

1-866-ASK-NOVA ~ Pittsburgh

### SHAREHOLDER RELATIONS

1-800-661-8686 ~ Calgary

### SHARE PRICE

NOVA Chemicals' share price increased 9% in Canada on the Toronto Stock Exchange in 2001 and 2% in the U.S. on the New York Stock Exchange. This compares to a 13% decline in the S&P 500, a 4% decline in the S&P Chemicals Index and a 14% decline in the TSE 300.


120
100
80
60
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
NCX-TSE
S&P 500
S&P Chemicals
TSE 300

### NOVA CHEMICALS' SHARE PRICE HISTORY

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Dividends paid (Canadian dollars) | $ 0.40 | $ 0.40 | $ 0.40 |
| Market price (TSE) (Canadian dollars) | | | |
| High | $37.90 | $37.20 | $35.25 |
| Low | $23.25 | $22.00 | $19.95 |
| Close | $30.75 | $28.10 | $28.25 |
| Market price (NYSE) (U.S. dollars) | | | |
| High | $24.70 | $25 1/16 | $ 24 1/16 |
| Low | $14.86 | $15 3/8 | $ 13 |
| Close | $19.27 | $18 13/16 | $ 19 5/16 |
| Common dividend yield | 1.3% | 1.4% | 1.4% |
| Shares outstanding | | | |
| Year-end (millions) | 86 | 85 | 93 |
| Average (millions) | 85 | 89 | 93 |
| Shareholders at year-end (thousands) | 19 | 20 | 23 |

# TRADEMARK INFORMATION

NOVA Chemicals® is a registered trademark of NOVA Brands Ltd.; authorized use.

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL® is a registered trademark of NOVA Chemicals Inc.

DYLARK® is a registered trademark of NOVA Chemicals Inc.

DYLITE® is a registered trademark of NOVA Chemicals Inc.

NAS® is a registered trademark of NOVA Chemicals Inc.

NOVACAT™T is a trademark of NOVA Chemicals.

NOVAPOL® is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association in Canada and is a registered service mark of the American Chemistry Council in the United States.

SAP® is a registered trademark of SAP AG.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use.

ULTRA LOW™ is a trademark of NOVA Chemicals Inc.

ZYLAR® is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.; authorized use.

ZYNTAR™ is a trademark of NOVA Chemicals Inc.

**DESIGN:** The Graphic Expression, Inc., New York; www.tgenyc.com
**PHOTOGRAPHY:** Michael Sahaida
**PRINTING:** The Hennegan Company

NOVA Chemicals®

**NOVA Chemicals Corporation**
645 Seventh Avenue S.W.
P.O. Box 2518, Station M
Calgary, Alberta
Canada T2P 5C6

**Phone:** (403) 750-3600

**NOVA Chemicals Inc.**
U.S. Operating Center
1550 Coraopolis Heights Road
Pittsburgh, PA 15108 USA

**Phone:** (412) 490-4000

**NOVA Chemicals (International) S.A.**
International Operating Center
Chemin des Mazots 2
1700 Fribourg
Switzerland

**Phone:** +41-26-426-56-56

**www.novachemicals.com**

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Suite 1000, Ernst & Young Tower
440 2 Avenue S.W.
Calgary, Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

Securities and Exchange Commission
Judiciary Plaza
450 5 Street NW
Washington DC 20549
USA

Dear Sirs:

**Re: Consent of Independent Chartered Accountants**

We consent to the use of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in its Annual Information Form, filed under cover of the Annual Report (Form 40-F), for the year ended December 31, 2001, with the United States Securities and Exchange Commission.

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-47673, 333-520, 333-9076 and 333-12910) pertaining to the Employee Incentive Stock Option Plan (1982) of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-9078) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-86218) pertaining to the Employee Savings and Profit Sharing Plan for NOVA Chemicals Inc. (formerly Polysar Incorporated) of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77308) pertaining to the Director Share Purchase Plan of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-4740) pertaining to the Director Share Compensation Plan of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11280) pertaining to the Beaver Valley Hourly Plan of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

We consent to the incorporation by reference in the Registration Statements (Form F-9 Nos. 333-6110 and 333-10836) pertaining to the registration of Debt Securities of NOVA Chemicals Corporation of our report dated March 7, 2002 with respect to the consolidated financial statements of NOVA Chemicals Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2001.

Ernst & Young LLP

Calgary, Canada
April 8, 2002

Chartered Accountants